Exhibit 2.1
CONFIDENTIAL
Execution Version

AGREEMENT AND PLAN OF MERGER
among:
Pure Storage, Inc.,
a Delaware corporation;
Porsche Acquisition Corp.,
a Delaware corporation;
Portworx Inc.,
a Delaware corporation;
and
Shareholder Representative Services LLC
as the Securityholders’ Agent
_________________________________
Dated as of September 14, 2020

CONFIDENTIAL
Table of Contents
Page

1. Description of Transaction		1
1.1	Merger of Merger Sub into the Company	1
1.2	Effect of the Merger	2
1.3	Closing; Effective Time	2
1.4	Certificate of Incorporation and Bylaws; Directors and Officers	7
1.5	Conversion of Shares	7
1.6	Treatment of Company Options, Company Warrants and New Restricted Stock Units	11
1.7	Dissenting Shares	14
1.8	Exchange of Certificates and Payment	14
1.9	Further Action	16
1.10	Closing Adjustment.	17
2. Representations and Warranties About the Acquired Entities		18
2.1	Organizational Matters	19
2.2	Organizational Documents	19
2.3	Capital Structure	20
2.4	Financial Statements and Related Information	22
2.5	No Liabilities	23
2.6	Absence of Changes	24
2.7	Title to Assets	24
2.8	Bank Accounts	24
2.9	Equipment; Real Property	24
2.10	Intellectual Property	25
2.11	Contracts	33
2.12	Compliance with Legal Requirements	36
2.13	Governmental Authorizations; No Subsidies	36
2.14	Tax Matters	37
2.15	Employment Matters; Benefit Plans	41
2.16	Environmental Matters	46
2.17	Insurance	46
2.18	Transactions with Related Parties	46
2.19	Legal Proceedings; Orders	47
2.20	Authority; Binding Nature of Agreement.	47
2.21	Non-Contravention; Consents	47
2.22	Significant Business Relationships	48
2.23	Export Control Laws	49
2.24	No PPP Loans	49
2.25	Vote Required	49

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2.26	Brokers	50
3. Representations and Warranties of Parent and Merger Sub		50
3.1	Organization and Standing	50
3.2	Authority; Binding Nature of Agreement	50
3.3	Non-Contravention; Consents	50
3.4	Merger Sub	50
3.5	Merger Consideration	51
3.6	Litigation	51
4. Certain Covenants of the Company		51
4.1	Access and Investigation	51
4.2	Operation of the Business of the Acquired Entities	51
4.3	No Negotiation	54
4.4	Treatment of Certain Benefit Plans	55
4.5	Termination/Amendment of Agreements and Release of Encumbrances	55
4.6	Communications with Employees	55
4.7	Tail Insurance	55
4.8	Payoff Letters and Invoices; Estimated Merger Consideration Certificate	55
4.9	Employment Agreements and Termination of Non-Continuing Employees	56
4.10	Retention Pool	56
4.11	Joinder and Support Agreements; Option Conversion Agreements	57
4.12	Foreign Subsidiary Transfer	57
5. Certain Covenants of the Parties		57
5.1	Filings and Consents	57
5.2	Stockholder Consent	58
5.3	Reasonable Efforts	58
5.4	S-8	58
5.5	Employee Matters.	59
5.6	Company Indemnification Provisions.	60
6. Tax Matters		60
6.1	Transfer Taxes	60
6.2	Tax Returns	61
6.3	Post-Closing Tax Actions	61
6.4	Assistance and Cooperation	61
6.5	Termination of Tax Allocation Arrangements	62
6.6	Ownership Changes	62
6.7	Straddle Period	62
7. Conditions Precedent to Obligations of Parent and Merger Sub		63
7.1	Accuracy of Representations	63

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7.2	Performance of Covenants	63
7.3	Governmental and Other Consents	63
7.4	No Material Adverse Effect	64
7.5	Stockholder Approval	64
7.6	Officer’s Certificate	64
7.7	Closing Documents	64
7.8	No Restraints	64
7.9	No Legal Proceedings	64
7.10	Section 280G Stockholder Approval	64
7.11	Termination of Employee Plans	64
7.12	Tail Insurance	64
8. Conditions Precedent to Obligations of the Company		65
8.1	Accuracy of Representations	65
8.2	Performance of Covenants	65
8.3	Governmental Consents	65
8.4	Officer’s Certificate	65
8.5	Stockholder Approval	65
8.6	No Restraints	65
9. Termination		65
9.1	Termination Events	65
9.2	Termination Procedures	66
9.3	Effect of Termination	67
10. Indemnification, Etc.		67
10.1	Survival of Representations, Etc.	67
10.2	Indemnification	68
10.3	Limitations	69
10.4	No Contribution	71
10.5	Claim Procedures	71
10.6	Defense of Third Party Claims	74
10.7	Exclusive Remedy	75
10.8	Exercise of Remedies Other Than by Parent	75
10.9	Tax Treatment of Indemnity Payments	75
11. Miscellaneous Provisions		75
11.1	Securityholders’ Agent	75
11.2	Further Assurances	77
11.3	No Waiver Relating to Claims for Fraud or Intentional Misrepresentation	78
11.4	Fees and Expenses	78
11.5	Attorneys’ Fees	78
11.6	Notices	78
11.7	Headings	79

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11.8	Counterparts and Exchanges by Electronic Transmission	79
11.9	Governing Law; Dispute Resolution	80
11.10	Successors and Assigns; Parties in Interest	80
11.11	Remedies Cumulative; Specific Performance	80
11.12	Waiver	80
11.13	Waiver of Jury Trial	81
11.14	Amendments	81
11.15	Severability	81
11.16	Confidential Nature of Information	81
11.17	No Public Announcement	81
11.18	Entire Agreement	82
11.19	Disclosure Schedule	82
11.20	Construction	82
11.21	Waiver of Conflicts; Privilege.	83
11.22	Independent Investigation; Non-Reliance.	84

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LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Form of Joinder and Support Agreement
Exhibit C	Form of Non-Competition Agreement
Exhibit D	Form of Holdback Agreement
Exhibit E	Form of Option Conversion Agreement
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of Warrant Surrender Agreement
Exhibit H	Form of Letter of Transmittal
Exhibit I	Persons Whose Knowledge Is Imputed to the Company
Exhibit J	New Stock Plan

SCHEDULES

Schedule A-1	Sample Net Working Capital Calculation
Schedule B	Persons Entering Into Joinder and Support Agreements
Schedule C	Founders and Key Employee
Schedule 1.3(b)(xx)	India Share Transferor
Schedule 1.5	Treatment of Restricted Stock
Schedule 4.2	Parent Representatives
Schedule 4.5(a)	Agreements to be Terminated
Schedule 5.6	Company Indemnification Obligations
Schedule 7.3(b)	Other Consents

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of September 14, 2020, by and among: Pure Storage, Inc., a Delaware corporation (“Parent”); Porsche Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”); Portworx Inc., a Delaware corporation (together with each corporation or other Entity that has been merged into or that otherwise is a predecessor thereto, the “Company”); and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity, as the Securityholders’ Agent (as defined in Section 11.1). Certain capitalized terms used in this Agreement are defined in Exhibit A.

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A.Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon the consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned Subsidiary of Parent.

B.The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.

C.As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, certain entities and individuals identified in Schedule B are entering into Joinder and Support Agreements in favor of Parent (collectively, the “Joinder and Support Agreements”) in the form attached hereto as Exhibit B.

D.As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, each Founder is entering into a Non-Competition and Non-Solicitation Agreement, in the form attached hereto as Exhibit C (collectively, the “Non-Competition Agreements”), in favor of Parent, which shall become effective at the Effective Time.

E.As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, each Founder and each Key Employee is entering into an Employment Offer Letter with Parent or a Subsidiary thereof (and other customary employment documents) (collectively, the “Key Employee Offer Letters”), which shall become effective at the Effective Time.

F.As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, each of the

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Founders is entering into a Holdback Agreement in the form attached hereto as Exhibit D, which shall become effective at the Effective Time.

AGREEMENT

The parties to this Agreement agree as follows:

1.Description of Transaction

1.1Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

1.2Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3Closing; Effective Time.

(a)The consummation of the transactions contemplated by this Agreement (the “Closing”) shall be conducted remotely via electronic exchange of documents no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7 and 8 (other than those conditions which are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, the parties hereto shall cause a certificate of merger (the “Certificate of Merger”) conforming to the requirements of the DGCL to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the Closing Date as of the time that the Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(b)At the Closing, the Company shall deliver, or cause to be delivered, the following agreements and documents to Parent:

(i)the Escrow Agreement, duly executed by the Securityholders’ Agent;

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(ii)the Payment Agent Agreement, duly executed by the Securityholders’ Agent;

(iii)Joinder and Support Agreements duly executed by the holders of at least 92% of the outstanding shares of Company Capital Stock (on an as-converted basis), each of which shall be in full force and effect;

(iv)agreements, in form and substance reasonably satisfactory to Parent, terminating the agreements identified in Schedule 4.5(a);

(v)a certificate, in form and substance reasonably satisfactory to Parent, duly executed on behalf of the Company by the chief executive officer or chief financial officer of the Company, containing the following information (to be set forth on an accompanying spreadsheet) and the representation and warranty of the Company that all of such information is accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing (such spreadsheet and accompanying certificate being referred to hereafter collectively as the “Merger Consideration Certificate”):

(1)(A) the Aggregate Pro Rata Share of each Effective Time Holder; and (B) the Per Share Amount;

(2)with respect to each Person who is a holder of Outstanding Capital Stock, which in each case, to the extent required, shall be determined at the Closing based on the Estimated Purchase Price:

(A) the name and the email address of record of each such holder;

(B) the number of shares of Outstanding Capital Stock of each class and series held by each such holder;

(C) the number of shares of the Company Restricted Stock held by such Person, if any;

(D) the vesting schedule applicable to each share of the Company Restricted Stock held by such Person (in each case, after giving effect to any vesting that is contingent on the completion of the Merger);

(E) the consideration that each such holder is entitled to receive pursuant to Section 1.5;

(F) whether such shares of Company Capital Stock were acquired upon exercise of a Company Option (and, if so, whether such Company Option was an “incentive stock option” within the meaning of Section 422 of the Code,

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whether the Merger results in a “disqualifying disposition” of such shares described in Section 421(b) of the Code, and whether such shares were ever subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code (and, if so, the fair market value of such shares upon vesting));
(G) to the extent that such Person is a Founder, (i) the Escrowed Holdback Amount and (ii) the Non-Escrowed Holdback Amount;

(H) the cash amounts to be contributed to each of the Escrow Fund with respect to the shares of Outstanding Capital Stock held by each such holder pursuant to Section 1.5(c) and the Securityholders’ Agent Expense Fund with respect to the shares of Outstanding Capital Stock held by each such holder pursuant to Section 11.1(e);

(I) the net cash amount to be paid to each such holder by the Payment Agent upon delivery of a Letter of Transmittal and the surrender of any certificates representing such shares of Company Capital Stock, if any, or the electronic transfer of Company Book Entry Shares, in accordance with Section 1.8 (after deduction of any amounts to be contributed to the Escrow Fund by such holder); and

(J) whether any Taxes are required to be withheld in accordance with Section 1.8(h) from the consideration that each such holder is entitled to receive pursuant to Section 1.5, including any portion thereof to be contributed to the Escrow Fund or the Securityholders’Agent Expense Fund;

(3)with respect to each Outstanding In-the-Money Vested Option, which in each case, to the extent required, shall be determined at the Closing based on the Estimated Purchase Price:

(A) the name and the email address of record of the holder thereof;

(B) the exercise price per share and the number of shares of Company Common Stock subject to such Company Option;

(C) the consideration that the holder of such Company Option is entitled to receive pursuant to Section 1.6(a);

(D) the net cash amount to be paid to the holder of such Company Option pursuant to Section 1.6(a); and

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(E) whether such Company Option is an Employee Option or Non-Employee Option, and whether any Taxes are required to be withheld in accordance with Section 1.8(h) from the consideration that the holder of such Company Option is entitled to receive pursuant to Section 1.6(a);
(F) the cash amounts to be contributed to each of the Escrow Fund with respect to the Outstanding In-the-Money Vested Options held by each such holder pursuant to Section 1.6(a) and the Securityholders’ Agent Expense Fund with respect to the Outstanding In-the-Money Vested Options held by each such holder pursuant to Section 11.1(e);

(4)with respect to each Outstanding In-the-Money Unvested Option:

(A) the name and the email address of record of the holder thereof;

(B) the respective grant date of such Company Option;

(C) the exercise price per share, if any, and the number of shares of Company Common Stock subject to such Company Option;

(D) the vesting schedule applicable to such Company Option, including the vesting commencement date and the grant date of such Company Option;

(E) the expiration date of such Company Option;

(F) whether such Company Option is an “incentive stock option” as defined in Section 422 of the Code or subject to Section 409A of the Code;

(G) whether such Company Option is an Employee Option or Non-Employee Option;

(H) the number of shares of Parent Common Stock that will be subject to such Company Option immediately after the Effective Time; and

(I) the exercise price per share of such Company Option as of immediately after the Effective Time;

(5)with respect to each Outstanding Warrant (after giving effect to any exercises or deemed exercises of Company Warrants prior to the Effective Time), which in each case, to the extent required,

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shall be determined at the Closing based on the Estimated Purchase Price:

(A) the name and the email address of record of the holder of such Outstanding Warrant;
(B) the exercise price per share and the number, class and series of shares of Company Capital Stock subject to such Outstanding Warrant;

(C) the consideration that the holder of such Outstanding Warrant is entitled to receive pursuant to Section 1.6(d);

(D) the cash amounts to be contributed to each of the Escrow Fund with respect to the shares of Company Capital Stock subject to such Outstanding Warrant pursuant to Section 1.6(d) and the Securityholders’ Agent Expense Fund with respect to shares of Company Capital Stock subject to such Outstanding Warrant pursuant to Section 11.1(e);

(E) the net cash amount to be paid to the holder of such Outstanding Warrant (after deduction of amounts to be contributed to the Escrow Fund and the Securityholders’ Agent Expense Fund by such holder) pursuant to Section 1.6(d);

(F) whether any Taxes are required to be withheld in accordance with Section 1.8(h) from the consideration that the holder of such Outstanding Warrant is entitled to receive pursuant to Section 1.6(d) (including any portion thereof to be contributed to the Escrow Fund and the Securityholders’ Agent Expense Fund); and

(vi)the Warrant Surrender Agreements; in the form attached hereto as Exhibit G, duly executed by each holder of the Outstanding Warrants, if any;

(vii)the Certificate of Merger, duly executed by the Company;

(viii)a certificate of the Secretary of the Company, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, certifying and attaching: (A) the Charter Documents of the Company; (B) the resolutions adopted by the board of directors of the Company and the stockholders of the Company to (i) authorize and adopt this Agreement, the Merger and the other transactions contemplated hereby, (ii) adopt the New Stock Plan in the form of Exhibit J and (iii) authorize and adopt the Amended & Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on September 11, 2020; (C) the resolutions adopted by the board of directors of the Company approving the grant and issuance of the

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New Restricted Stock Units and (D) the incumbency of the officers of the Company executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;
(ix)written resignations of each officer, member of the board of directors or managers (or similar body) of each Acquired Entity, effective as of the later of the Effective Time and the date Parent causes such director, officer or manager to be replaced, in form and substance satisfactory to Parent;

(x)evidence reasonably satisfactory to Parent that the Company secured from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) who has a right to any “parachute payment” (within the meaning of Section 280G) a waiver of such individual’s rights to any Waived Section 280G Payments, in form and substance satisfactory to Parent, and has submitted to its stockholders for approval, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and regulations thereunder, the Waived Section 280G Payments;

(xi)evidence reasonably satisfactory to Parent that all Insider Receivables and Insider Payables, if any, have been repaid in full;

(xii)dated as of the Closing Date, a statement conforming to the requirements of United States Treasury Regulations Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3), certifying that the Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code (the “FIRPTA Statement”) and the notification required under United States Treasury Regulations Section 1.897-2(h)(2) (the “FIRPTA Notification”), together with written authorization for Parent to deliver the FIRPTA Notification and a copy of the FIRPTA Statement to the Internal Revenue Service on behalf of the Company after the Closing, in each case in form and substance reasonably satisfactory to Parent and duly executed by the Company and signed by a responsible corporate officer of the Company;

(xiii)the Holdback Agreements, each of which shall be in full force and effect;

(xiv)the Option Conversion Agreements, in the form attached hereto as Exhibit E, duly executed by holders of 85% of Company Options;

(xv)all documents required by Section 4.8;

(xvi)the Non-Competition Agreements, each of which shall be in full force and effect;

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(xvii)the Key Employee Offer Letters, each of which shall be in full force and effect, and no Founder or Key Employee shall have expressed an intent to terminate his employment with the Company;

(xviii)Employment Offer Letters duly executed by not less than (i) 90% of the Offered Employees holding the positions of engineers of the Company and (ii) 80% of the remaining Offered Employees, each of which shall be in full force and effect;

(xix)evidence reasonably satisfactory to Parent (A) as to the termination of all Non-Continuing Employees (except for any non-U.S. Acquired Entity Employee who is provided with an Employment Offer Letter and continues to be an employee of any Acquired Entity, Parent or any Affiliate thereof regardless of whether such individual’s employment or service to any Acquired Entity is deemed to have been terminated as of the Closing, pursuant to local Legal Requirements or otherwise) and the payment of all Non-Continuing Employee Compensation; and (B) that the Company shall have complied with its obligations set forth in the last sentence of Schedule 4.9;

(xx)(i) a share transfer form duly executed by the individual identified in Schedule 1.3(b)(xx) in respect of his ownership in the Foreign Subsidiary in favor of a nominee of Parent and (ii) evidence reasonably satisfactory to Parent as to the adoption by the board of directors (or similar body) of the Foreign Subsidiary of resolutions approving such share transfer (the “India Share Transfer”); and

(xxi)accurate and complete copies of all executed Contracts and documents relating to the New Restricted Stock Units.

(c)At the Closing, Parent shall deliver to the Company the Escrow Agreement, duly executed by Parent and the Escrow Agent.

(d)At the Closing, Parent shall deliver to the Company a certificate of the Secretary of Parent, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, certifying and attaching (A) the resolutions adopted by the board of directors (or a committee thereof) of Parent and Merger Sub to authorize and adopt this Agreement, the Merger and the other transactions contemplated hereby and (B) the incumbency of the officers of Parent executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of Parent pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby.

1.4Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a)the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of

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incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be Portworx Inc.;

(b)the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time in a form acceptable to Parent; and

(c)the directors and officers of the Surviving Corporation immediately after the Effective Time shall be those individuals designated by Parent in its sole discretion.

1.5Conversion of Shares.

(a)Conversion. Subject to Sections 1.5(d), 1.7 and 1.8, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, any stockholder of the Company or any other Person:

(i)each share of Company Capital Stock held in the Company’s treasury or owned by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time (“Disregarded Shares”), if any, shall be extinguished and cancelled without payment of any consideration in respect thereof;

(ii)each share of Company Capital Stock (including each share of Company Restricted Stock) issued and outstanding immediately prior to the Effective Time held by each Non-Dissenting Stockholder (other than Disregarded Shares) shall be converted automatically into the right to receive (following the delivery of a Letter of Transmittal and the surrender of any certificates, if any, or electronic transfer of Company Book Entry Shares, representing such shares of Company Capital Stock in accordance with Section 1.8):

(A)an amount in cash equal to: (1) the Per Share Amount; minus (2) the Escrow Contribution Amount for such share of Company Capital Stock held by such Non-Dissenting Stockholder; minus (3) the Securityholders’ Agent Expense Fund Contribution Amount for such share of Company Capital Stock held by such Non-Dissenting Stockholder; provided, that, for the avoidance of doubt, shares of Company Restricted Stock shall not have any Escrow Contribution Amount or Securityholders’ Agent Expense Fund Contribution Amount; and

(B)any cash disbursements required to be made from the Escrow Fund and the Securityholders’ Agent Expense Fund with respect to such shares to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, if, as and when such disbursements are required to be made;

provided, however, 25% of the Merger Consideration otherwise payable to each Founder pursuant to Section 1.5(a)(ii) in respect of Company Common Stock excluding Company Restricted Stock (the “Holdback Amount”)

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will not be paid to such Founder. Each Founder’s Holdback Amount shall count towards such Founder’s Aggregate Escrow Contribution Amount and shall be deposited by Parent into the Escrow Fund pursuant to Section 1.5(c) (the “Escrowed Holdback Amount”). The portion of such Founder’s Holdback Amount exceeding such Founder’s Aggregate Escrow Contribution Amount, if any, shall be held by Parent (the “Non-Escrowed Holdback Amount”). The Escrowed Holdback Amount and the Non-Escrowed Holdback Amount will be distributed to each Founder and/or Parent, as applicable, in accordance with the terms of this Agreement, the Escrow Agreement and the respective Holdback Agreement; and

provided, further, that as to each share of Company Restricted Stock issued and outstanding immediately prior to the Effective Time, the right to receive an amount in cash pursuant to Section 1.5(a)(ii) shall be subject to the same restrictions and vesting arrangements that were applicable to such shares of Company Restricted Stock immediately prior to the Effective Time, shall be paid within thirty (30) days following the applicable vesting date, and shall be subject to Schedule 1.5.

(iii)each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into one share of common stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub, if any, and Company Book Entry Shares, shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

The amount of cash, if any, that each holder is entitled to receive at any particular time for each share of Outstanding Capital Stock held by such holder or Outstanding In-the-Money Vested Options (as defined in Section 1.6(a)) or Outstanding Warrants (as defined in Section 1.6(d)) held by such holder (as the case may be) shall be rounded to the nearest cent and the aggregate amount of cash, if any, that each such holder is entitled to receive at any particular time shall be computed after aggregating the cash amounts payable at such time for all shares of each class and series of Outstanding Capital Stock, all Outstanding In-the-Money Vested Options and all Outstanding Warrants held by such holder.

(b)    Definitions. For purposes of this Agreement:

(i)The “Aggregate Exercise Price” shall be the aggregate dollar amount payable to the Company as purchase price for the exercise of all Outstanding In-the-Money Vested Options and the Outstanding Warrants.

(ii)The “Aggregate Escrow Contribution Amount” for each Effective Time Holder shall be determined by adding: (A) the aggregate Escrow Contribution Amounts for the shares of Outstanding Capital Stock held by such Effective Time Holder immediately prior to the Effective Time, (B) the aggregate

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Escrow Contribution Amounts for the Outstanding In-the-Money Vested Options held by such Effective Time Holder as of immediately prior to the Effective Time and (C) the aggregate Escrow Contribution Amounts for the shares purchasable under or otherwise subject to Outstanding Warrants held by such Effective Time Holder as of immediately prior to the Effective Time.

(iii)The “Aggregate Pro Rata Share” for each Effective Time Holder shall be determined by adding: (A) the aggregate Pro Rata Shares for the shares of Outstanding Capital Stock held by such Effective Time Holder immediately prior to the Effective Time (excluding such shares of Company Restricted Stock), (B) the aggregate Pro Rata Shares for the Outstanding In-the-Money Vested Options held by such Effective Time Holder as of immediately prior to the Effective Time and (C) the aggregate Pro Rata Shares for the shares purchasable under or otherwise subject to Outstanding Warrants held by such Effective Time Holder as of immediately prior to the Effective Time.

(iv)The “Escrow Amount” means $37,000,000.

(v)The “Escrow Contribution Amount” for each share of Outstanding Capital Stock (excluding such shares of Company Restricted Stock), all Outstanding In-the-Money Vested Options held by an Effective Time Holder, and each share of Company Capital Stock purchasable under or otherwise subject to Outstanding Warrants, in each case as of immediately prior to the Effective Time, equals the product of: (A) the Escrow Amount; multiplied by (B) the Pro Rata Share for each share of Outstanding Capital Stock or each share of Company Capital Stock purchasable under or otherwise subject to Outstanding Warrants, as applicable, or, for the Outstanding In-the-Money Vested Options held by each Effective Time Holder as of immediately prior to the Effective Time, the aggregate Pro Rata Share for such Outstanding In-the Money Vested Options.

(vi)The “Exchange Ratio” means the fraction having a numerator equal to the Per Share Amount, and having a denominator equal to the average closing sale price of one share of Parent Common Stock rounded to the nearest penny as reported on the New York Stock Exchange for the period of 10 consecutive trading days ending on (and including) the third trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

(vii)The “Per Share Amount” shall be determined by dividing: (A) the sum of the Purchase Price plus the Aggregate Exercise Price; by (B) the sum of (without duplication): (1) the aggregate number of shares of Company Common Stock (excluding any such shares that are shares of Company Restricted Stock); plus (2) the aggregate number of shares of Company Common Stock that are issuable upon the conversion in full of all shares of Company Preferred Stock outstanding immediately prior to the Effective Time; plus (3) the aggregate number of shares of Company Common Stock purchasable under or otherwise

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subject to Outstanding In-the-Money Vested Options; plus (4) the aggregate number of shares of Company Common Stock that are issuable upon the conversion in full of all shares of Company Preferred Stock purchasable under or otherwise subject to Outstanding Warrants; provided, however, that the New Restricted Stock Units will not be included for the purpose of such determination.

(viii)The “Pro Rata Share” for each share of Outstanding Capital Stock (excluding such shares of Company Restricted Stock), each Outstanding In-the-Money Vested Option, and each share of Company Capital Stock purchasable under or otherwise subject to Outstanding Warrants, in each case as of immediately prior to the Effective Time, shall be determined by dividing: (A) the total Merger Consideration payable for such share or Outstanding In-the-Money Vested Option pursuant to Sections 1.5(a)(ii), 1.6(a) and 1.6(d), as the case may be (without regard to whether such Merger Consideration is contributed by such Effective Time Holder to the Escrow Fund); by (B) the total Merger Consideration payable to all Effective Time Holders pursuant to Sections 1.5(a)(ii) (except with respect to shares of Company Restricted Stock), 1.6(a) and 1.6(d), as the case may be (without regard to whether such Merger Consideration is contributed by the Effective Time Holders to the Escrow Fund).

(ix)The “Purchase Price” shall be: (A) $370,000,000; minus (B) the Estimated Closing Indebtedness Amount; minus (C) the Estimated Closing Company Transaction Expenses; plus (D) the Estimated Closing Cash; plus (E) the Estimated Net Working Capital Adjustment Amount (it being understood that all amounts used in calculating the Purchase Price shall be based on the corresponding amounts set forth and represented in the Merger Consideration Certificate).

(x)The “Securityholders’ Agent Expense Fund Contribution Amount” for each share of Outstanding Capital Stock (excluding such shares of Company Restricted Stock), all Outstanding In-the-Money Vested Options held by an Effective Time Holder, and each share of Company Capital Stock purchasable under or otherwise subject to Outstanding Warrants, in each case as of immediately prior to the Effective Time, equals the product of: (A) the Securityholders’ Agent Expense Fund Amount; multiplied by (B) the Pro Rata Share for each share of Outstanding Capital Stock or each share of Company Capital Stock purchasable under or otherwise subject to Outstanding Warrants, as applicable, or, for the Outstanding In-the-Money Vested Options held by each Effective Time Holder as of immediately prior to the Effective Time, the aggregate Pro Rata Share for such Outstanding In-the Money Vested Options.

(c)    Escrow Contribution. Notwithstanding anything to the contrary contained in this Agreement, at the Closing, Parent shall withhold from the Purchase Price payable pursuant hereto and deposit into an escrow account with Acquiom Clearinghouse LLC, or any replacement escrow agent thereafter designated pursuant to the Escrow Agreement (the “Escrow Agent”), to secure the indemnification obligations of the Effective Time Holders under Section 10 of this Agreement, an amount in cash equal to the Escrow

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Amount (the “Escrow Fund”). The Escrow Fund shall be non-interest bearing and shall be held by the Escrow Agent and disbursed by it solely for the purposes of and in accordance with the terms of this Agreement and the provisions of the escrow agreement to be entered into among Parent, the Securityholders’ Agent and the Escrow Agent on the Closing Date, substantially in the form attached hereto as Exhibit F to this Agreement (the “Escrow Agreement”). The terms and provisions of the Escrow Agreement and the transactions contemplated thereby are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Effective Time Holders pursuant to written consents evidencing the Required Merger Stockholder Vote and the Holdback Agreements, the Warrant Surrender Agreements and the Letters of Transmittal shall constitute approval by such Effective Time Holders, as specific terms of the Merger, and the irrevocable agreement of such Effective Time Holders to be bound by and comply with, the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including the deposit of the Escrow Amount into escrow and the indemnification obligations set forth in Section 10 hereof.

(d)    Adjustments. In calculating the consideration payable under this Section 1.5, Parent shall be entitled to rely on the representations and warranties contained in Section 2.3, the Company Closing Certificate and the Merger Consideration Certificate.

1.6Treatment of Company Options, Company Warrants and New Restricted Stock Units.
(a)Vested Options.

(i)Subject to Sections 1.5(d) and 1.8(h), at the Effective Time, each Company Option or portion thereof that is vested, outstanding and unexercised immediately prior to the Effective Time (after giving effect to any vesting that is contingent upon the completion of the Merger) (each, a “Vested Option”) shall be cancelled and the holder thereof shall be entitled to receive pursuant to this Section 1.6(a), for such holder’s Company Common Stock subject to such Vested Options, an amount in cash equal to: (A) the Per Share Amount minus the purchase price for the exercise of a share of Company Common Stock subject to such Vested Option; multiplied by the total number of shares of Company Common Stock subject to such Vested Option held by such holder; minus (B) the Escrow Contribution Amount; minus (C) the Securityholders’ Agent Expense Fund Contribution Amount; plus (D) any cash disbursements required to be made from the Escrow Fund and the Securityholders’ Agent Expense Fund with respect to such Vested Options in accordance with the terms of this Agreement and the Escrow Agreement, if, as and when such disbursements are required to be made. If the exercise price payable in respect of a share of Company Common Stock subject to a Vested Option equals or exceeds the Per Share Amount (an “Underwater Vested Option”), then the amount payable hereunder with respect to such Vested Option shall be zero. Each Vested Option, other than any Underwater Vested Option, is referred to in this Agreement as an “Outstanding In-the-Money Vested Option”.

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(ii)Prior to the Effective Time, the Company shall take all action that may be necessary (under the Company Stock Plan or otherwise) to effectuate the provisions of Section 1.6(a)(i) and to ensure that, from and after the Effective Time, each holder of a Vested Option cancelled as provided in Section 1.6(a)(i) shall cease to have any rights with respect thereto, except the right to receive the consideration specified in Section 1.6(a)(i), if any, without interest (other than interest that may be accrued on the Escrow Fund).

(b)Unvested Options.

(i)At the Effective Time, each Company Option or portion thereof: (x) that is unvested, outstanding and unexercised immediately prior to the Effective Time (after giving effect to any vesting that is contingent upon the completion of the Merger) (each, an “Unvested Option”); (y) held by a Continuing Employee and (z) that has an exercise price per share of Company Common Stock subject to such Company Option that is less than the Per Share Amount (an “Outstanding In-the-Money Unvested Option”) shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume such Outstanding In-the-Money Unvested Option subject to the remainder of this Section 1.6(b)(i) (all Outstanding In-the-Money Unvested Options that are assumed pursuant to this Section 1.6(b)(i) are hereafter referred to as “Assumed Options”). All rights to purchase shares of Company Common Stock under Assumed Options shall thereupon be converted into rights to purchase Parent Common Stock. Accordingly, from and after the Effective Time: (A) each Assumed Option may be exercised solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Assumed Option shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Assumed Option immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (C) the per share exercise price for a share of Parent Common Stock issuable upon exercise of each Assumed Option shall be determined by dividing the per share exercise price of a share of Company Common Stock subject to such Assumed Option, as in effect immediately prior to the Effective Time, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; (D) any restriction on the exercise of any Assumed Option shall continue in full force and effect and the term, exercisability and vesting schedule of such Assumed Option shall otherwise remain unchanged as a result of the assumption or replacement of such Assumed Option; provided, however, that no Assumed Options or portion thereof shall be (1) exercisable prior to vesting or (2) an “incentive stock option” within the meaning of Section 422 of the Code; and (E) the Parent’s board of directors and/or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to the administration of the Company Stock Plan.

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(ii)Each Unvested Option that is held by a Non-Continuing Employee shall be cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Merger Consideration therefor.

(iii)Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Stock Plan and otherwise) to: (A) effectuate the provisions of Sections 1.6(b)(i) and 1.6(b)(ii); and (B) to ensure that, from and after the Effective Time, holders of Unvested Options have no rights with respect thereto other than those specifically provided in Sections 1.6(b)(i) and 1.6(b)(ii), if any.

For the avoidance of doubt, the Assumed Options shall not be adjusted as a result of Section 1.8(h).

(c)New Restricted Stock Units.

(i)At the Effective Time, each New Restricted Stock Unit award held by a Continuing Employee that is unexpired and outstanding as of the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Parent. Each such New Restricted Stock Unit award so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the plan under which such New Restricted Stock Unit award was issued and the applicable notice of grant of stock unit or other applicable agreement) as are in effect immediately prior to the Effective Time, except that such New Restricted Stock Unit award shall be settled by the issuance of that number of whole shares of Parent Common Stock equal to the product (rounded down to the next whole number of shares of Parent Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Company Common Stock that were issuable pursuant to such New Restricted Stock Unit award immediately prior to the Effective Time multiplied by the Exchange Ratio. The Merger shall not terminate any of the outstanding New Restricted Stock Units held by Continuing Employees or accelerate the vesting or settlement of such New Restricted Stock Units. Each New Restricted Stock Unit that is not assumed by Parent pursuant to this Section 1.6(c) shall be cancelled for no consideration as of the Effective Time.

(ii)Each New Restricted Stock Unit that is held by a Non-Continuing Employee shall be cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Merger Consideration therefor.

(iii)Prior to the Effective Time, the Company shall take all actions that may be necessary (under the New Stock Plan and otherwise) to: (A) effectuate the provisions of Sections 1.6(c)(i) and 1.6(c)(ii); and (B) to ensure that, from and after the Effective Time, holders of New Restricted Stock Units have no rights with respect thereto other than those specifically provided in Section 1.6(c)(i).

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(d)Warrants. Prior to the Closing, each warrant to purchase shares of Company Capital Stock (a “Company Warrant”) that is outstanding and unexercised immediately prior to the Effective Time (each such Company Warrant being referred to herein as an “Outstanding Warrant”) shall, pursuant to a Warrant Surrender Agreement and contingent on and effective immediately prior to the Effective Time, be cancelled, terminated and extinguished as of the Effective Time, and upon the cancellation thereof be converted into the right to receive, in respect of each share of Company Capital Stock then vested and subject to such Company Warrant immediately prior to such cancellation, termination and extinguishment: (A) an amount in cash equal to: (1) the Per Share Amount; minus (2) the Escrow Contribution Amount and the Securityholders’ Agent Expense Fund Contribution Amount for such share; minus (3) the exercise price per share of Company Capital Stock subject to such Company Warrant (it being understood that, if the exercise price payable in respect of such share of Company Capital Stock issuable under any Company Warrant equals or exceeds the Per Share Amount, the amount payable hereunder with respect to such Company Warrant shall be zero); plus (B) any cash disbursements required to be made from the Escrow Fund and the Securityholders’ Agent Expense Fund with respect to such share to the former holder of such Company Warrant in accordance with the terms of this Agreement and of the Escrow Agreement, if, as and when such disbursements are required to be made. Each Warrant Surrender Agreement shall be in the form attached hereto as Exhibit G. The Company shall take all actions that may be necessary to ensure each holder of an Outstanding Warrant cancelled as provided in this Section 1.6(d) shall cease to have any rights with respect thereto, except the right to receive the consideration specified in this Section 1.6(d), without interest.

(e)Payment. Following the Effective Time, Parent: (i) shall cause to be paid, no later than the second payroll date following the Closing Date, through the payroll services of the applicable Acquired Entity or Parent to each holder of an Employee Option that has delivered an Option Conversion Agreement, in the form attached hereto as Exhibit E, to Parent, the consideration, if any, specified in Section 1.6(a), without interest, less applicable withholding Taxes; and (ii) shall cause to be paid promptly by the Payment Agent: (A) to each holder of a Non-Employee Option entitled to a portion of the Merger Consideration that has delivered an Option Conversion Agreement to Parent and a Letter of Transmittal to the Payment Agent, the consideration, if any, specified in Section 1.6(a), without interest; and (B) to each holder of an Outstanding Warrant that has delivered a duly executed Warrant Surrender Agreement to Parent and a Letter of Transmittal to the Payment Agent, the consideration specified in Section 1.6(d), without interest.

(f)Discretionary Assumption of Company Stock Option Plan. At the Effective Time, Parent may (but shall not be obligated to) assume the Company Stock Plan or merge the Company Stock Plan into any equity compensation plan of Parent. If Parent elects to so assume or merge the Company Stock Plan, then, under the Company Stock Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable Legal Requirements, using the share reserves of the Company Stock Plan as of the Effective Time (including any shares subsequently returned to such share reserves as a result of the termination of Assumed Options), except that: (i) shares covered by such

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awards shall be shares of Parent Common Stock; (ii) all references in the Company Stock Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) Parent’s board of directors and/or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to the administration of the Company Stock Plan; and (iv) the Company Stock Plan shall be subject to administrative procedures consistent with those in effect under Parent’s equity compensation plan.

1.7Dissenting Shares.

(a)Effect on Dissenting Shares. Notwithstanding any provisions of this Agreement to the contrary, shares of Company Capital Stock held by a holder who has demanded and perfected a demand for appraisal of such holder’s shares of Company Capital Stock in accordance with Section 262 of the DGCL and as of the Closing has neither effectively withdrawn nor lost such holder’s right to such appraisal (the “Dissenting Shares”) shall not be converted into the applicable Merger Consideration, but shall be entitled to only such rights as are granted by the DGCL. Parent shall be entitled to retain any Merger Consideration not paid on account of such Dissenting Shares pending resolution of the claims of such holders, and no other Person shall be entitled to any portion of such retained Merger Consideration.

(b)Loss of Dissenting Share Status. Notwithstanding the provisions of Section 1.7(a), if any holder of shares of Company Capital Stock who demands appraisal of such holder’s shares under the DGCL shall effectively withdraw or lose (through the failure to perfect or otherwise) such holder’s right to appraisal under the DGCL, then as of the Closing or the occurrence of such event, whichever occurs later, such holder’s shares of Company Capital Stock shall automatically be converted into the right to receive the applicable Merger Consideration, without interest thereon, promptly following the surrender of the certificate or certificates representing such shares of Company Capital Stock, if any, or electronic transfer of Company Book Entry Shares.

(c)Notice of Dissenting Shares. The Company shall give Parent: (i) prompt notice of any demands for appraisal of shares of Company Capital Stock received by the Company, withdrawals of any demands, and any other instruments or notices served or otherwise delivered pursuant to the DGCL and received by the Company; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands for appraisal and the Company shall not enter into any settlement in respect of any such demands for appraisal without the consent of Parent (which consent shall not be unduly conditioned, withheld or delayed). Following Closing, Parent shall, at its discretion, take control of and direct all negotiations and proceedings with respect to such demands for appraisal that are still outstanding at such time.

1.8Exchange of Certificates and Payment.

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(a)Payment Agent. Acquiom Financial LLC, a Colorado limited liability company, in its capacity as payments administrator, or another nationally recognized bank or trust company selected by Parent shall act as payment administrator in the Merger (the “Payment Agent”). On or promptly after the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the cash consideration payable pursuant to Sections 1.5(a)(ii), 1.6(a)(i) (in respect of Non-Employee Options) and 1.6(d), excluding (i) the Escrow Amount which shall be deposited with the Escrow Agent and (ii) the Securityholders’ Agent Expense Fund Amount which shall be deposited with the Securityholders’ Agent. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Fund will be non-interest bearing.

(b)Letter of Transmittal. Promptly following the Effective Time, Parent shall instruct the Payment Agent to deliver (including by means of electronic delivery) to each Person who is a record holder of Outstanding Capital Stock, Outstanding Warrants and Non-Employee Options immediately prior to the Effective Time: (i) a letter of transmittal substantially in the form attached hereto as Exhibit H (including, but not limited to the following provisions: (A) with respect to the Outstanding Capital Stock, a provision confirming that delivery of Company Capital Stock or electronic transfer of Company Book Entry Shares shall be effected, and risk of loss and title to Company Capital Stock shall pass, only upon delivery of applicable Company Stock Certificates, if any, or electronic transfer of Company Book Entry Shares to the Payment Agent and (B) a general release and a provision whereby such holder agrees to be bound by the provisions of Sections 1.5, 1.6, 1.8, 10, 11.1 and the other applicable provisions of this Agreement, a “Letter of Transmittal”); and (ii) with respect to the Outstanding Capital Stock, instructions for use in effecting the delivery of Company Stock Certificates, if any, or electronic transfer of Company Book Entry Shares in exchange for the Merger Consideration payable with respect to shares of Company Capital Stock; provided, that, the Company shall not be required to issue Company Stock Certificates for any shares of Outstanding Capital Stock that have previously been represented as Company Book Entry Shares. Upon the delivery to the Payment Agent of a duly completed and validly executed Letter of Transmittal and, (i) in the case of the holders of the Outstanding Warrants, subject also to the delivery of the Warrant Surrender Agreement, (ii) in the case of the holders of Non-Employee Options entitled to a portion of the Merger Consideration, subject also to the delivery of the Option Conversion Agreement and (iii) in the case of the holders of the Outstanding Capital Stock, subject also to the surrender to the Payment Agent of a Company Stock Certificate, if any (or an affidavit of lost stock certificate as described in Section 1.8(e)) or confirmation of electronic transfer of Company Book Entry Share by the Payment Agent, together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request (including a properly completed and duly executed IRS Form W-9, or appropriate version of IRS Form W-8, as applicable), each holder of such Outstanding Capital Stock, Outstanding Warrants and/or Non-Employee Options entitled to a portion of the Merger Consideration, as applicable, shall, subject to Section 1.8(h), if applicable, be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration, if any, that such holder has the right to receive pursuant to Sections 1.5 and 1.6 at the time of such surrender, and the Company Stock Certificate or Company Book Entry Shares, as applicable, so surrendered shall forthwith be cancelled. From and after the Effective

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Time, each Company Stock Certificate, Company Book Entry Share, Company Warrant or Non-Employee Option shall be deemed to represent only the right to receive the Merger Consideration payable with respect to each such Company Stock Certificate, Company Book Entry Share, Company Warrant or Non-Employee Option, and the holder of each such Company Stock Certificate, Company Book Entry Share, Company Warrant or Non-Employee Option shall cease to have any rights with respect to the shares of Company Capital Stock formerly represented thereby, purchasable thereunder or into which such security was convertible.

(c)Payments to Others. If payment of Merger Consideration in respect of shares of Company Capital Stock converted pursuant to Section 1.5 is to be made to a Person other than the Person in whose name such shares of Company Capital Stock are registered, it shall be a condition to such payment that any Company Stock Certificate surrendered in respect thereof, if any (or an affidavit of lost stock certificate as described in Section 1.8(e)), or confirmation of electronic transfer of Company Book Entry Share by the Payment Agent, shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder thereof or shall have established to the satisfaction of Parent that such Tax either has been paid or is not payable.

(d)Stock Transfer Books. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company. If, after the Effective Time, certificates for shares of Outstanding Capital Stock (“Company Stock Certificates”), if any (or an affidavit of lost stock certificate as described in Section 1.8(e)), or confirmation of electronic transfer Company Book Entry Share by the Payment Agent, are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, if any, payable with respect to such shares as provided for in Section 1.5. No interest shall accrue or be paid on any Merger Consideration payable upon the surrender of a Company Stock Certificate or confirmation of electronic transfer of Company Book Entry Share by the Payment Agent, as applicable.

(e)Lost Certificates. In the event any Company Stock Certificate, if any (and not an electronic Company Book Entry Share) representing shares of Outstanding Capital Stock shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit as indemnity against any claim that may be made against the Payment Agent, Parent, the Surviving Corporation or any affiliated party with respect to such Company Stock Certificate.

(f)Undistributed Payment Funds. Any portion of the Payment Fund that remains undistributed as of the date that is 180 days after the date of this Agreement shall be delivered to Parent upon demand, and the Effective Time Holders who have not

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provided a Letter of Transmittal in accordance with this Section 1.8, shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration payable with respect to the shares of Company Capital Stock without any interest thereon.

(g)Escheat. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any other Person shall be liable to any Effective Time Holder or to any other Person for any amount paid to a public official pursuant to applicable abandoned property law, escheat law or similar applicable Legal Requirement. Any Merger Consideration or other amounts remaining unclaimed three (3) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Encumbrance.

(h)Withholding. Each of the Payment Agent, the Escrow Agent, Parent, the Company, Merger Sub, the Surviving Corporation and their respective agents shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement or any Holdback Agreement (including all amounts to be contributed to the Escrow Fund in accordance with Section 1.5(c)) such amounts as any such Person determines in good faith are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.9Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

1.10Closing Adjustment.

(a)The Company shall deliver to Parent no later than three (3) Business Days prior to the Closing Date a statement (the “Estimated Statement”) that sets forth the Company’s good faith estimates of (i) the Net Working Capital (“Estimated Net Working Capital Amount”) and, based thereon, the Net Working Capital Adjustment Amount (the “Estimated Net Working Capital Adjustment Amount”), (ii) the Closing Cash (“Estimated Closing Cash”), (iii) the Closing Indebtedness Amount (“Estimated Closing Indebtedness Amount”), (iv) the Closing Company Transaction Expenses (the “Estimated Closing Company Transaction Expenses”) and, based thereon, (v) the Purchase Price (the “Estimated Purchase Price”), together with reasonably detailed supporting calculations demonstrating each component thereof.

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(b)No later than ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Securityholders’ Agent a statement that sets forth Parent’s calculation of (i) the Net Working Capital and, based thereon, the Net Working Capital Adjustment Amount, (ii) the Closing Cash, (iii) the Closing Indebtedness Amount, (iv) the Closing Company Transaction Expenses and, based thereon, (v) the Purchase Price, together with reasonably detailed supporting calculations demonstrating each component thereof (the “Closing Date Statement”).

(c)The Securityholders’ Agent shall have thirty (30) days (the “Review Period”) after delivery of the Closing Date Statement in which to notify Parent in writing (such notice, a “Closing Date Dispute Notice”) of any discrepancy in, or disagreement with, the items reflected on the Closing Date Statement (and specifying the amount in dispute and setting forth in reasonable detail the basis for such discrepancy or disagreement). During the Review Period, the Securityholders’ Agent and the Representatives of the Securityholders’ Agent shall have reasonable access, during normal business hours, to all records and work papers of the Acquired Entities reasonably requested by the Securityholders’ Agent and related to the preparation of the Closing Date Statement. If the Securityholders’ Agent does not deliver a Closing Date Dispute Notice to Parent during the Review Period, the Closing Date Statement shall be deemed to be accepted in the form presented to the Securityholders’ Agent for the purposes of this Section 1.10. If the Securityholders’ Agent delivers a Closing Date Dispute Notice prior to expiration of the Review Period, Parent and the Securityholders’ Agent shall negotiate in good faith to try and reach an agreement within thirty (30) days after delivery of the Closing Date Dispute Notice (the “Negotiation Period”) as to any items identified in the Closing Date Dispute Notice as being in dispute. To the extent that Parent and the Securityholders’ Agent reach agreement on any such disputed items during the Negotiation Period, then the Final Closing Date Statement (as defined herein) shall incorporate any such agreement.

(d)If, during the Negotiation Period, Parent and the Securityholders’ Agent fail to resolve all disputed items identified in the Closing Date Dispute Notice (the “Final Dispute Items”), then all remaining disputed items shall be submitted for final and conclusive determination by the Independent Accounting Firm (it being understood that in making such determination, the Independent Accounting Firm shall function as an expert and not an arbitrator). Each of Parent and the Securityholders’ Agent shall execute and deliver a customary engagement letter as may be reasonably requested by the Independent Accounting Firm. The Independent Accounting Firm’s determination shall be (i) limited solely to the items identified in the written submissions of Parent and the Securityholders’ Agent, (ii) based solely on the written submissions of Parent and the Securityholders’ Agent and the supporting documents submitted therewith, and not by independent review, and (iii) made in accordance with the Specified Accounting Principles. In resolving any disputed item, the Independent Accounting Firm may not assign a value greater than the greatest value for such item claimed by Parent or the Securityholders’ Agent, or less than the smallest value for such item claimed by Parent or the Securityholders’ Agent. As promptly as possible (but in no event later than thirty (30) days after acceptance of its appointment), the Independent Accounting Firm shall render a written report setting forth its determination as to the disputed items. The

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Independent Accounting Firm’s determination shall be final and binding upon, and non-appealable by, the parties hereto and their respective successors and assigns with respect to the Net Working Capital, the Net Working Capital Adjustment Amount and any other Final Dispute Items, and not subject to collateral attack for any reason absent manifest mathematical error or fraud. The fees, costs and expenses of the Independent Accounting Firm shall be allocated to and borne by Parent and the Securityholders’ Agent (on behalf of the Effective Time Holders) based on the inverse of the percentage that the Independent Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accounting Firm. For example, if the aggregate value of the items in dispute equals $1,000, and the Independent Accounting Firm awards $600 in favor of the Securityholders’ Agent (on behalf of the Effective Time Holders) and $400 in favor of Parent, then sixty percent (60%) of the fees, costs and expenses of the Independent Accounting Firm would be borne by Parent and forty percent (40%) of such fees, costs and expenses would be borne by the Securityholders’ Agent (on behalf of the Effective Time Holders). Within five (5) Business Days of the resolution of all disputed items identified in the Closing Date Dispute Notice, whether by mutual agreement of Parent and the Securityholders’ Agent or a determination by the Independent Accounting Firm, Parent shall prepare a revised version of the Closing Date Statement including an updated Purchase Price (the “Final Purchase Price”) reflecting such resolution and shall deliver copies thereof to the Securityholders’ Agent, and such revised version (and all amounts set forth therein), if so properly reflected, shall be considered final with respect to the Net Working Capital, the Net Working Capital Adjustment Amount and any other Final Dispute Items (the “Final Closing Date Statement”). For the avoidance of doubt, with respect to the Closing Indebtedness Amount and the Closing Company Transaction Expenses, no matter will be deemed to be a Final Dispute Item to the extent that a third party claim arises with respect to the subject matter thereof.

(e)If the Final Purchase Price exceeds the Estimated Purchase Price (such amount by which the Final Purchase Price exceeds the Estimated Purchase Price, the “Purchase Price Excess Amount”), Parent shall, in accordance with the Merger Consideration Certificate, (i) pay to the Payment Agent by wire transfer of immediately available funds the applicable portion of the Purchase Price Excess Amount for further distribution to the holders of Outstanding Capital Stock, Non-Employee Options and Outstanding Warrants and (ii) cause to be paid through the payroll services of the applicable Acquired Entity or Parent the applicable portion of the Purchase Price Excess Amount due to each holder of an Employee Option.

(f)If the Estimated Purchase Price exceeds the Final Purchase Price , then Parent shall have the right to recover all or any portion of such difference directly from the Escrow Fund (in which case the Securityholders’ Agent (on behalf of each Effective Time Holder) and Parent shall jointly instruct the Escrow Agent to pay such difference to Parent out of the Escrow Fund, it being understood that any remaining portion shall be paid directly by the Effective Time Holders, based on their respective Aggregate Pro Rata Share. All payments by the Effective Time Holders shall be made within ten (10) Business Days following receipt of notice informing them that payment is due.

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(g)If the Final Purchase Price is equal to the Estimated Purchase Price, there shall not be any adjustment.

(h)Nothing in this Section 1.10 shall limit any rights of any Parent Indemnitee as set forth in Section 10.

2. Representations and Warranties About the Acquired Entities

Except as specifically set forth in the Disclosure Schedule prepared by the Company and delivered to Parent prior to the execution of this Agreement setting forth specific exceptions to the Company’s representations and warranties set forth in this Section 2 in accordance with Section 11.19, the Company represents and warrants to Parent and Merger Sub, to and for the benefit of the Parent Indemnitees (with the understanding and acknowledgement that Parent and Merger Sub would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that Parent and Merger Sub are relying on these representations and warranties, and that these representations and warranties constitute an essential and determining element of this Agreement), as follows:

2.1Organizational Matters.

(a)Organization. Each Acquired Entity has been duly organized, and is validly existing and in good standing (or its equivalent), under the laws of its jurisdiction of formation, as set forth in Part 2.1(a) of the Disclosure Schedule. Each Acquired Entity has full corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used.

(b)Qualification. Each Acquired Entity is qualified, licensed or admitted to do business as a foreign corporation, and is in good standing (or its equivalent), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification, license or admission, except where the failure to qualify would not reasonably be expected to be material to the Company. Part 2.1(b) of the Disclosure Schedule completely and accurately sets forth each jurisdiction where each Acquired Entity is qualified, licensed and admitted to do business.

2.2Organizational Documents; Management.

(a)Charter Documents and Minutes. The Company has made available to Parent accurate and complete copies of (i) the certificate of incorporation or certificate of formation, as applicable, and bylaws or operating agreement, as applicable, including all amendments thereto or equivalent governing documents of each Acquired Entity (collectively, the “Charter Documents”) and (ii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders and board of directors (or similar body) of each Acquired Entity. There has been no material violation of any of the provisions of the Charter Documents and none of the Acquired Entities has taken any action that is

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inconsistent with any resolution adopted by such Acquired Entity’s stockholders or board of directors (or similar body).

(b)Directors and Officers. Part 2.2.(b) of the Disclosure Schedule completely and accurately sets forth: (i) the names of the members of the board of directors or managers (or similar body) of each Acquired Entity; (ii) the names of the members of each committee of the board of directors (or similar body) of each Acquired Entity; and (iii) the names and titles of the officers of each Acquired Entity.

(c)Subsidiaries. Part 2.2(c) of the Disclosure Schedule completely and accurately sets forth the name and jurisdiction of formation of each Subsidiary of the Company. The Company owns, of record and beneficially, 100% of the issued and outstanding membership interests of each of its Subsidiaries, and none of the Acquired Entities otherwise owns any share capital of, or any equity interest of any nature in, any Entity. All of the equity interests of each of the Subsidiaries of the Company are owned by the Company free and clear of any Encumbrance (except for Permitted Encumbrances). None of the Acquired Entities has guaranteed any obligations of any Entity. The outstanding equity interests of the Subsidiaries of the Company have been duly authorized and validly issued and are fully paid and nonassessable, have been issued in compliance with all applicable securities laws and other applicable Legal Requirements.

(d)Predecessors. There are no Entities that have been merged into or that otherwise are predecessors to any of the Acquired Entities.

(e)Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of any of the Acquired Entities.

(f)Dissolution. No Acquired Entity nor any of their stockholders has ever approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of any Acquired Entity or the winding up or cessation of its business or affairs.

2.3Capital Structure.

(a)Capital Stock. The authorized capital stock of the Company consists of: (i) 66,000,000 shares of Company Common Stock, of which 19,780,611 shares are issued and outstanding as of the date of this Agreement; and (ii) 29,950,209 shares of Company Preferred Stock, of which: (A) 7,752,278 shares are designated as Series A Preferred Stock, and 7,752,718 of which are issued and outstanding as of the date of this Agreement; (B) 10,359,826 shares are designated as Series B Preferred Stock, and 10,359,826 of which are issued and outstanding as of the date of this Agreement and (C) 11,818,105 shares are designated as Series C Preferred Stock, and 11,818,105 of which are issued and outstanding as of the date of this Agreement. There are no shares of capital stock held in the Company’s treasury. The Company has never declared or paid any dividends on any shares of Company Capital Stock. Part 2.3(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, the names of the Company’s

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stockholders, the email addresses of each of the Company’s stockholders, the class, series and number of shares of Company Capital Stock owned of record by each of such stockholders. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable, and none of such shares (other than shares of the Company Restricted Stock), is subject to any repurchase option, forfeiture provision or restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws). Each issued and outstanding share of Company Preferred Stock is convertible into shares of Company Common Stock on a one-for-one basis.

(b)Stock Options. The Company has reserved 12,791,518 shares of Company Common Stock for issuance under the Company Stock Plan of which options with respect to 7,996,132 shares of Company Common Stock are outstanding as of the date of this Agreement, 3,507,577 of which are fully vested and exercisable as of the date of this Agreement. Part 2.3(b) of the Disclosure Schedule accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock that are or were subject to such Company Option; (iii) the date on which such Company Option was granted and the term of such Company Option; (iv) the vesting schedule and vesting commencement date of such Company Option (including the number of shares of Company Common Stock subject to such Company Option that are vested and unvested as of the date of this Agreement) and whether the vesting of such Company Option is subject to any acceleration in connection with the Merger, any termination of employment or separation from service, or any of the other transactions contemplated by this Agreement or otherwise; (v) the exercise price per share of Company Common Stock purchasable under such Company Option; (vi) whether such Company Option is intended to qualify as an “incentive stock option” as defined in Section 422 of the Code; and (vii) whether such Company Option may be early-exercised; and (viii) the extent to which such Company Option has been early exercised. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, each such grant was made in accordance with the terms of the Company Stock Plan and all other applicable Legal Requirements, the per share exercise price of each Company Option was more than or equal to the fair market value of a share of Company Common Stock on the applicable Grant Date as determined under Section 409A of the Code and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company. All options with respect to shares of Company Common Stock that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee, consultant or director of an Acquired Entity. As of the Effective Time, no former holder of a Company Option will have any rights with respect to any Company Option other than the rights contemplated by Section 1.6. The Company has delivered to Parent an accurate and complete copy of the Company Stock Plan, each form of agreement used thereunder and each Contract pursuant to which any Company Option is outstanding.

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There are no options to purchase shares of Company Common Stock that were not granted under the Company Stock Plan.

(c)Company Restricted Stock. As of the date of this Agreement, 440,000 shares of Company Restricted Stock are issued and outstanding. Part 2.3(c) of the Disclosure Schedule accurately sets forth as of the date of this Agreement, with respect to each award of shares of the Company Restricted Stock that is outstanding: (i) the name of the holder of record of such award; (ii) the total number of shares of Company Common Stock subject to such award; (iii) the date on which such award was granted; and (iv) the vesting schedule for such award. The Company has made available to Parent accurate and complete copies of each form of agreement pursuant to which any shares of the Company Restricted Stock are outstanding.

(d)Warrants. Part 2.3(d) of the Disclosure Schedule completely and accurately sets forth, with respect to each Company Warrant that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Warrant; (ii) the class, series and total number of shares of Company Capital Stock that are subject to such Company Warrant; (iii) the class, series and number of shares of Company Capital Stock with respect to which such Company Warrant is immediately exercisable and, as applicable, the number of shares of Company Common Stock into which such Company Warrant will ultimately convert; (iv) the date on which such Company Warrant was issued and the term of such Company Warrant; (v) the vesting schedule for such Company Warrant (including the number of shares of Company Capital Stock subject to such Company Warrant that are vested and unvested as of the date of this Agreement) and whether the vesting of such Company Warrant shall be subject to any acceleration in connection with the Merger or any of the other transactions contemplated by this Agreement; and (vi) the exercise price per share of Company Capital Stock purchasable under such Company Warrant. The Company has delivered to Parent accurate and complete copies of each Contract pursuant to which any Company Warrant is outstanding. Each Company Warrant will have either been exercised by the holder thereof prior to the Effective Time or the holder of such Company Warrant shall have agreed that such Company Warrant shall be terminated at the time of Closing in exchange for the cash payment contemplated by Section 1.6(d). As of the Effective Time, no former holder of a Company Warrant will have any rights with respect to such Company Warrant, other than the right to receive cash in respect thereof (if any) as contemplated by Section 1.6(d).

(e)No Other Securities. Except for the conversion privileges of the Company Preferred Stock and except as set forth in Part 2.3(a)-2.3(d) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any shares of or interest in Company Capital Stock or other securities of the Company or any derivative of any of the foregoing; (ii) outstanding security, note, instrument or obligation (including any share or award of restricted stock, restricted stock unit, deferred stock or deferred stock unit or other equity or equity-based award) that is or may become convertible into or exchangeable for any shares of Company Capital Stock (or cash based on the value of such shares) or other securities of the Company or any derivative of any of the foregoing;

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(iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of or interests in Company Capital Stock or other securities, including any promise or commitment to grant Company Options or any other securities of the Company to an employee of or other service provider to any Acquired Entity; or (iv) condition that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of or interests in Company Capital Stock or any other securities of the Company. As of the Effective Time, there will be no outstanding options, warrants, convertible notes or other rights to purchase or otherwise acquire shares of Company Capital Stock or other securities of the Company.

(f)Legal Issuance. Part 2.3(f) of the Disclosure Schedule completely and accurately identifies each Acquired Entity Contract relating to any securities of the Company that contains any information rights, rights of first refusal, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing. All outstanding shares of Company Capital Stock, outstanding Company Options, Company Warrants, New Restricted Stock Units, and all other securities (if any) that have ever been issued or granted by the Company, have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements; (ii) all requirements set forth in all applicable Contracts and (iii) the Company Stock Plan and the New Stock Plan, as applicable. None of the outstanding shares of Company Capital Stock was issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of any Acquired Entity.

(g)Repurchased Shares. Part 2.3(g) of the Disclosure Schedule completely and accurately sets forth with respect to any shares of capital stock ever repurchased or redeemed by the Company: (i) the name of the seller of such shares; (ii) the number, class and series of shares repurchased or redeemed; (iii) the date of such repurchase or redemption; and (iv) the price paid by the Company for such shares. All shares of capital stock of the Company ever repurchased, redeemed, converted or cancelled by the Company were repurchased, redeemed, converted or cancelled in compliance with: (A) all applicable securities laws and other applicable Legal Requirements; and (B) all requirements set forth in all applicable Contracts.
(h)Merger Consideration. No Person will be entitled to receive any payment or consideration as a result of the Merger or the other transactions contemplated by this Agreement or any other agreement entered into in connection with this Agreement, other than the Persons and in the amounts shown in the Merger Consideration Certificate.

(i)Ungranted Awards. Part 2.3(i) of the Disclosure Schedule identifies each Acquired Entity Service Provider or other Person with an offer letter, other employment Contract, consulting or independent contractor Contract, or other arrangement or Contract that contemplates a grant of options to purchase shares of Company Common Stock or other equity or equity-based awards with respect to Company Capital Stock, or who has otherwise been promised options to purchase shares of Company Common Stock or other securities of the Company or other equity or equity-based awards with respect to

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Company Capital Stock or other securities of the Company, which options or other awards have not been granted as of the date of this Agreement, together with the number of such options or other awards and any promised terms thereof.

2.4Financial Statements and Related Information.

(a)Delivery of Financial Statements. The Company has made available to Parent the following financial statements and notes (collectively, the “Company Financial Statements”): (i) the unaudited consolidated balance sheets of the Acquired Entities as of January 31, 2019 and January 31, 2020, and the related unaudited consolidated statements of operations, and unaudited consolidated statements of cash flows for the years ended January 31, 2019 and January 31, 2020 and (ii) the unaudited consolidated balance sheet of the Acquired Entities as of July 31, 2020 (the “Unaudited Interim Balance Sheet”), and the related unaudited consolidated income statement and unaudited consolidated statement of cash flows for the six months ended July 31, 2020.

(b)Fair Presentation. The Company Financial Statements present fairly the financial position of the Acquired Entities as of the respective dates thereof and the results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby. The Company Financial Statements have been prepared in accordance with GAAP in all material respects and applied on a consistent basis throughout the periods covered.

(c)Internal Controls. The books, records and accounts of each Acquired Entity completely and accurately and fairly reflect, in reasonable detail, the transactions in and dispositions of the assets of such Acquired Entity. Each Acquired Entity has internal controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary to permit preparation of financial statements and to maintain accountability for assets.

(d)Accounts Receivable. Part 2.4(d) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Acquired Entities as of the date of this Agreement. All existing accounts receivable of each Acquired Entity (including those accounts receivable reflected on the Company Financial Statements that have not yet been collected and those accounts receivable that have arisen since the date of the Unaudited Interim Balance Sheet and have not yet been collected) represent valid obligations arising from bona fide transactions entered into in the ordinary course of business and not in violation of applicable Legal Requirements. There is no Encumbrance on any of such accounts receivable, all such accounts receivable are good and collectible and no request or agreement for deduction or discount has been made with respect to any of such accounts receivable, except as fully and adequately reflected in reserves for doubtful accounts set forth in the Company Financial Statements. Since the date of the Company Financial Statements, there have not been any write-offs as uncollectible of any accounts receivable of the Acquired Entities, except for write-offs in the ordinary course of business consistent with past practice.

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(e)Insider Receivables and Insider Payables. Part 2.4(e) of the Disclosure Schedule provides an accurate and complete breakdown of: (i) all amounts (including any Indebtedness) owed to any Acquired Entity by any stockholder, officer or member of the board of directors (or similar body) of any Acquired Entity (“Insider Receivables”) as of the date of this Agreement; and (ii) all amounts owed by any Acquired Entity to any stockholder, officer or member of the board of directors (or similar body) of any Acquired Entity (“Insider Payables”). There will be no outstanding Insider Receivables or Insider Payables as of the Effective Time.

2.5No Liabilities.

(a)Absence of Liabilities. None of the Acquired Entities has any liabilities, whether or not required to be reflected in financial statements prepared in accordance with GAAP, other than: (i) Liabilities identified as such in the “liabilities” column of the Unaudited Interim Balance Sheet; (ii) accounts payable or accrued salaries and other employee compensation that have been incurred by each of the Acquired Entities since the date of the Unaudited Interim Balance Sheet in the ordinary course of business consistent with such Acquired Entity’s past practices; or (iii) Liabilities under Acquired Entity Contracts (other than the Liabilities arising out of or resulting from a breach by an Acquired Entity thereunder) arising in the ordinary course of business consistent with such Acquired Entity’s past practices.

(b)Indebtedness. Part 2.5(b) of the Disclosure Schedule sets forth a complete and correct list of each item of Indebtedness (except as set forth in subsections (b), (h) and (i) of the definition thereof) as of the date of this Agreement, identifying the creditor to which such Indebtedness is owed and the title of the instrument under which such Indebtedness is owed.

(c)No “Off-Balance Sheet” Arrangements. None of the Acquired Entities has ever effected or otherwise been involved in any "off-balance sheet arrangements" (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended).

2.6Absence of Changes. Since the date of the Unaudited Interim Balance Sheet:

(a)there has not been any Material Adverse Effect and, as of the date of this Agreement, no event(s) has occurred or circumstance has arisen that will or would reasonably be expected to have or result in a Material Adverse Effect;

(b)there has not been any material loss, damage or destruction to any of Acquired Entity’s assets (whether or not covered by insurance); and

(c)none of the Acquired Entities has taken any action that would have been prohibited or otherwise restricted under Section 4.2 hereof, had such action been taken during the Pre-Closing Period.

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2.7Title to Assets.

(a)Good Title. Each Acquired Entity owns, and has good and valid title to, all tangible assets owned or purported to be owned by it. All of such assets are owned by the Acquired Entities free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable; and (ii) Permitted Encumbrances.

(b)Leased Assets. Part 2.7(b) of the Disclosure Schedule identifies all assets that are being leased to any Acquired Entity.

(c)Sufficiency of Assets. The assets owned, leased and licensed by the Acquired Entities collectively constitute all of the tangible assets used by the Acquired Entities in the conduct of their respective businesses in the manner in which such businesses are currently being conducted.

2.8Bank Accounts. The Company has made available to Parent the following information with respect to each account maintained by or for the benefit of any of the Acquired Entities at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type and primary use of account; (d) the names of all Persons who are authorized to: (i) sign checks or other documents with respect to such account; (ii) access such account, view the account balance and view the transactions with respect to such account, including all Persons with online and remote access; and (iii) input or release payments from such account; and (e) the approximate amount held in such account as of the date of this Agreement. There are no safe deposit boxes or similar arrangements maintained by or for the benefit of the Acquired Entities.

2.9Equipment; Real Property.
(a)Equipment. All material items of equipment, fixtures and other tangible assets owned by or leased to any of the Acquired Entities are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of each of the Acquired Entities’ respective businesses in the manner in which such businesses are currently being conducted.

(b)Real Property. None of the Acquired Entities has ever owned any real property or is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property. None of the Acquired Entities owns any interest in real property or other licensed space, except for the leaseholds or licenses created under the real property leases, subleases, licenses or other agreements for the use of space identified in Part 2.9(b) of the Disclosure Schedule. None of the Acquired Entities has assigned, transferred or pledged any interest in any of the real property leases pertaining to the Properties. Neither the whole nor any part of the Properties is subject to any pending suit for condemnation or other taking by any public authority, and no such condemnation or other taking is threatened or contemplated. There are no leases, subleases, licenses or other agreements granting to any Person the right of use or occupancy of any portion of the Properties (except under the real property

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leases, subleases, licenses or other agreements for the use of space identified in Part 2.9(b) of the Disclosure Schedule).

2.10Intellectual Property.

(a)Products. Part 2.10(a) of the Disclosure Schedule completely and accurately identifies each Acquired Entity Product.

(b)Registered IP. Part 2.10(b) of the Disclosure Schedule completely and accurately identifies each item of Registered IP in which any Acquired Entity has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise), or that is exclusively licensed to any Acquired Entity (“Acquired Entity Registered IP”), including:

(i)all Patents, including the country of filing, owner, filing number, date of issue or filing, expiration date and title;

(ii)all registered trademarks and applications for registration of trademarks, including country of filing, registration or application number and date of issue;

(iii)all registered copyrights and applications for registration of copyrights, including description of the work, country of filing, owner, filing number, date of issue and expiration date; and

(iv)all Domain Names, including registrant name, registrant organization, date of issue or filing and expiration date.

Part 2.10(b) of the Disclosure Schedule also completely and accurately: (i) identifies any other Person that has or purports to have an ownership interest in any item of Registered IP identified thereon and the nature of such ownership interest; and (ii) provides a brief description of the prosecution status of any item of Registered IP identified thereon. The Company has made available to Parent complete and accurate copies of all applications, correspondence with any Governmental Body and other material documents related to each item of Registered IP identified in Part 2.10(b) of the Disclosure Schedule.

(c)Inbound Licenses. Part 2.10(c) of the Disclosure Schedule completely and accurately identifies each Contract pursuant to which any Intellectual Property or Intellectual Property Right is or has been licensed, granted, sold, assigned or otherwise conveyed or provided to any Acquired Entity (whether or not currently exercisable and including a right to receive a license), other than: (i) Contracts between any Acquired Entity and any Acquired Entity Service Provider in the relevant Acquired Entity’s standard form that has been made available to Parent as required under Section 2.10(f) and that dos not deviate from that standard form; and (ii) Contracts for Shrink-Wrap Code (“Excluded Inbound Licenses”). None of the licenses or rights granted to any Acquired Entity in any such Contract is exclusive. For purposes of this Agreement, a

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covenant or promise not to sue or not to assert claims regarding Intellectual Property Rights or similar releases shall be deemed to be a license.

(d)Outbound Licenses. Part 2.10(d) of the Disclosure Schedule completely and accurately identifies each Contract (other than Contracts between any Acquired Entity and its customer in the relevant Acquired Entity’s standard form that has been made available to Parent as required under Section 2.10(f) and that does not materially deviate from that standard form (“Excluded Outbound Licenses”) pursuant to which any Person has been granted any license under or any access to (as part of service bureau, time-sharing, application service or similar arrangement or otherwise), or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Acquired Entity IP or any Acquired Entity Product. The Acquired Entities have the exclusive right to bring Legal Proceedings with respect to any infringement, misappropriation or other violation of the Acquired Entity IP. None of the Acquired Entities is bound by, and no Acquired Entity IP or Acquired Entity Product is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Entity to use, exploit, make available, assert or enforce any Acquired Entity IP or any Acquired Entity Product anywhere in the world. In each Acquired Entity IP Contract pursuant to which the counterparty to such Acquired Entity IP Contract has been permitted to provide, distribute, disclose, provide access to or transfer to any third party any Acquired Entity IP (including without limitation the confidential information of any Acquired Entity), the relevant Acquired Entity has required such counterparty to require such third party to protect and use such Acquired Entity IP in a manner at least as restrictive as the terms of such Acquired Entity IP Contract. No Acquired Entity is in default under or in violation or breach, in any material respect, of any Acquired Entity IP Contract, and, to the Company’s Knowledge, no event has occurred and no circumstance or condition exists that, with notice, the passage of time or both, could reasonably be expected to: (i) constitute a default under, or result in a violation or breach by any Acquired Entity of, any Acquired Entity IP Contract; or (ii) give any Person the right to declare a default or breach under any Acquired Entity IP Contract. None of the Acquired Entities has received any written, or to the Company’s Knowledge, any other, notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Acquired Entity IP Contract.

(e)Royalty Obligations. Part 2.10(e) of the Disclosure Schedule contains: (i) a complete and accurate list as of the date hereof of each Contract pursuant to which any Acquired Entity is obligated to pay any royalties, fees, commissions and other amounts to any other Person upon or for the use of any Acquired Entity IP or any Acquired Entity Product; and (ii) a complete and accurate summary of the royalties, fees, commissions and other amounts payable to any Acquired Entity under each such Contract upon or for such use.

(f)Standard Form Acquired Entity IP Contracts. The Company has made available to Parent a complete and accurate copy of each standard form of Acquired Entity IP Contract and any standard form of Contract under which a third party acquires access to or a right to use any Acquired Entity Product, in each case used by any

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Acquired Entity at any time, including, to the extent they exist, each standard form of: (i) end user license agreement, subscription agreement, or terms of use or service (each a “EULA”); (ii) software license, software-as-a-service or cloud-based services agreement; (iii) software development kit or application programming interface (“API”) license agreement; (iv) development or maintenance agreement; (v) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (vi) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (vii) confidentiality or nondisclosure agreement; (viii) agreement to provide customer or maintenance; (ix) data license agreement; (x) agreement for providing technology licensing, distribution rights and/or managed services to customers; (xi) vendor agreement; (xii) credit agreement; (xiii) sales agreement; and (xiv) pre-production license and services customer agreement. Each user of any Acquired Entity Website is subject to valid and enforceable website terms of use in the form made available to Parent pursuant to this Section 2.10(f).

(g)Ownership. The Acquired Entities collectively are the sole and exclusive owner of all right, title and interest to and in the applicable Acquired Entity IP (other than Intellectual Property Rights exclusively licensed to any of the Acquired Entities, as identified in Part 2.10(d) of the Disclosure Schedule), free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Part 2.10(e) of the Disclosure Schedule; and Permitted Encumbrances). All modifications and derivative works of any Acquired Entity IP made by any Person are exclusively owned by the Acquired Entities. Without limiting the generality of the foregoing:
(i)all documents and instruments necessary to establish, perfect and maintain the rights of the Acquired Entities in the Acquired Entity IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body (or validly registered with the appropriate registrar in the case of Domain Names);

(ii)each Acquired Entity Service Provider who is or was involved in the creation or development of any Acquired Entity Product or any Intellectual Property or Intellectual Property Rights for or on behalf of any Acquired Entity has signed a written, valid and enforceable agreement containing: (A) an irrevocable assignment to such Acquired Entity of all Intellectual Property and Intellectual Property Rights created or developed by such Acquired Entity Service Provider in the course of that Acquired Entity Service Provider’s work for the such Acquired Entity, without further payment being owed to any Acquired Entity Service Provider and without any restrictions or obligations on such Acquired Entity’s ownership and use of such Intellectual Property and Intellectual Property Rights or Acquired Entity Product; (B) irrevocable and perpetual waivers of Moral Rights with respect to such Intellectual Property, Intellectual Property Rights and Acquired Entity Product to the extent permitted under applicable law: and (C) confidentiality provisions protecting such Intellectual Property, Intellectual Property Rights, and Acquired Entity Product, and no such Acquired Entity Service Provider has any obligation to any other Person with respect to

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such Intellectual Property, Intellectual Property Rights or Acquired Entity Product;

(iii)each Acquired Entity has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets and other proprietary or confidential information pertaining to such Acquired Entity, the Acquired Entity IP, the Acquired Entity Products, or the business of such Acquired Entity and no Trade Secret or proprietary or confidential information of any Acquired Entity has been disclosed to any third party except pursuant to a valid and binding confidentiality agreement;

(iv)no funding, facilities or personnel of any Governmental Body or any university or educational institution or research center were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Entity IP and no Governmental Body or any university or educational institution or research center has any ownership in or rights to any Acquired Entity IP;

(v)no Acquired Entity Service Provider is subject to any Contract with any other Person which requires such Acquired Entity Service Provider to assign to any Person, other than any Acquired Entity, any interest in or to any Acquired Entity IP created or developed by such Acquired Entity Service Provider in the course of that Acquired Entity Service Provider’s work for the such Acquired Entity;

(vi)none of the Acquired Entities has performed, or is under obligation under any Contract to perform, any development services for any Person where the deliverables or other results of such development services would be owned by such Person, exclusively licensed to such Person or where any Acquired Entity has otherwise granted any ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) to such Person. Without limiting the foregoing, none of the Acquired Entities has created or developed any Intellectual Property by or on behalf any Acquired Entity Customer listed on Part 2.10(g)(vi) of the Disclosure Schedule, and as of the date of this Agreement, no such Intellectual Property is currently planned to be created or developed or promised to be created or developed;

(vii)none of the Acquired Entities has incorporated into or used in the development of any Acquired Entity Products any suggestions or feedback of any Person where the Acquired Entities did not own or have valid rights to use such suggestions or feedback;

(viii)no Acquired Entity Service Provider has any basis for claiming that any Acquired Entity has breached provisions of its Contracts with such Acquired Entity Service Provider that could result in the loss of such Acquired Entity’s ownership rights in any Intellectual Property or Intellectual Property Rights under such Contracts; and

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(ix)none of the Acquired Entities is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that requires or obligates any of the Acquired Entities to grant or offer to any other Person any license or right to any Acquired Entity IP.

(h)Valid and Enforceable. All applications for Acquired Entity Registered IP are validly applied for and all other Acquired Entity Registered IP is subsisting and enforceable, and to the Acquired Entity's knowledge with respect to all Acquired Entity Registered IP that are registered patents and trademarks, valid. Without limiting the generality of the foregoing:

(i)Part 2.10(h)(i) of the Disclosure Schedule completely and accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain an item of Acquired Entity Registered IP in full force and effect;

(ii)no interference, opposition, cancellation, reissue, reexamination or other Legal Proceeding is or has been pending or threatened, in which the scope, validity or enforceability of any Acquired Entity Registered IP is being, has been, or would reasonably be expected to be contested or challenged, and to the Company’s Knowledge, there is no basis for a claim that any Acquired Entity IP is invalid or unenforceable;

(iii)with respect to each item of Acquired Entity Registered IP that is Registered IP, except where such Registered IP was intentionally abandoned or allowed to lapse by an Acquired Entity as part of its reasonable business judgment: (A) all necessary registration, maintenance and renewal fees have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Acquired Entity Registered IP; (B) each Acquired Entity is currently in compliance with all formal Legal Requirements (including payment of filing, examination and maintenance fees and proofs of use); and (C) such Registered IP is not subject to any unpaid maintenance fees or taxes;

(iv)No Acquired Entity is subject to any order, writ, injunction, judgment or decree of any Governmental Body that restricts or impairs the use, transfer or licensing of any Acquired Entity IP.

(i)No Third Party Infringement of Acquired Entity IP. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Acquired Entity IP. The Company has made available to Parent all documents regarding: (i) any actual, alleged or suspected infringement or misappropriation of any Acquired Entity IP or Acquired Entity Product; and (ii) any third party allegations of any Acquired Entity infringing or misappropriating any third party’s Intellectual Property Rights, in each case,

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for Parent to fully understand the history and analysis thereof (including any admission made by any Acquired Entity).

(j)Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare under any Contract under which Acquired Entities are a party: (i) a loss of, or Encumbrance on, any Acquired Entity IP, any Acquired Entity Product or any other Intellectual Property or Intellectual Property Rights incorporated into or used in the development, testing, distribution, provision, maintenance or support of any Acquired Entity Product or Acquired Entity Software; (ii) a breach of or default under, or right to terminate or suspend performance of, any Acquired Entity IP Contract or other Contract relating to any Intellectual Property or Intellectual Property Rights incorporated into or used in the development, testing, distribution, provision, maintenance or support of any Acquired Entity Product or Acquired Entity Software; (iii) a payment or increased royalty or an obligation to offer any discount or be bound by any “most favored pricing” terms under any Acquired Entity IP Contract or other Contract relating to any Intellectual Property or Intellectual Property Rights incorporated into or used in the development, testing, marketing, distribution, provision, maintenance or support of any Acquired Entity Product or Acquired Entity Software; (iv) the release, disclosure or delivery of any Acquired Entity IP or Acquired Entity Product by or to any escrow agent or other Person; (v) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Acquired Entity IP or any other Intellectual Property or the Intellectual Property Rights of Parent; or (vi) by the terms of any Acquired Entity Contract, a reduction of any royalties, revenue sharing, or other payments any Acquired Entity would otherwise be entitled to with respect to any Acquired Entity IP.

(k)No Infringement of Third Party IP Rights. With respect to Patents only, none of the Acquired Entities has ever infringed (directly, secondarily, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person. With respect to Patents only, the operation of the business of the Acquired Entities as conducted and proposed to be conducted in each case by or on behalf of the Acquired Entities, including the use, development, marketing, distribution, provision, maintenance, and support of any Acquired Entity Software and Acquired Entity Product, does not infringe, violate, or make unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. Without limiting the generality of the foregoing:
(i)as of the date of this Agreement, no infringement, misappropriation or similar claim or Legal Proceeding is pending or threatened against any Acquired Entity or, to the Company’s Knowledge, against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Entity with respect to any such claim or Legal Proceeding, and none of the Acquired Entities has ever received any notice or other communication (in writing or otherwise) requesting, claiming, or

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demanding any of the foregoing with respect to any such claim or Legal Proceeding;

(ii)as of the date of this Agreement, none of the Acquired Entities has ever received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation by any Acquired Entity, any Acquired Entity Service Provider or other Representative of any Acquired Entity of any Intellectual Property Rights of another Person, including any letter or other communication suggesting or offering that any Acquired Entity obtain a license to any Intellectual Property Rights of another Person;

(iii)none of the Acquired Entities is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential Intellectual Property Rights infringement, misappropriation or similar claim (other than indemnification provisions in the Acquired Entities’ standard forms of Acquired Entity IP Contracts made available pursuant to Section 2.10(f)); and

(iv)the Acquired Entities own or otherwise have, and after the Closing, the Surviving Corporation and other Acquired Entities will continue to have, all Intellectual Property and Intellectual Property Rights needed to, and that would be infringed or otherwise violated by, conduct the businesses of the Acquired Entities as currently conducted and currently proposed by the Acquired Entities to be conducted.

(l)No Harmful Code. None of the Acquired Entity Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(m)Bugs. None of the Acquired Entity Products contains any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of any data) that materially and adversely affects the use, functionality, or performance of such Acquired Entity Products or any product or system containing or used in conjunction with such Acquired Entity Products. As of the Closing Date, the Company has made available to Parent a complete and accurate list, as of the date of this Agreement, of all known material bugs, defects, and errors of the Acquired Entity Software that have not been remediated in all material respects.

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(n)Source Code. Except as described on Part 2.10(n) of the Disclosure Schedule, no Source Code for any Acquired Entity Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an Acquired Entity Service Provider. Except as described on Part 2.10(n) of the Disclosure Schedule, none of the Acquired Entities has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Code for any Acquired Entity Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the Source Code for any Acquired Entity Software to any other Person. To the extent that any Person on Part 2.10(n) of the Disclosure Schedule has rights as a beneficiary under an escrow agreement to receive Source Code for any Acquired Entity Software upon the occurrence of certain release conditions: (w) such Person would be entitled only to a one-time delivery of the Source Code for the relevant Acquired Entity Software at that time and would not be entitled to any Source Code versions of updates, upgrades or maintenance or support from any Acquired Entity thereafter; (x) such Person would not obtain any rights to modify the released Source Code or create any derivative works of the released Source Code; (y) any modifications of the released Source Code or derivative works created therein by such Person would be owned by the Acquired Entities; and (z) such Person would only be licensed to access and use the released Source Code until the termination or expiration of the term of the underlying agreement that is referenced in Part 2.10(n) of the Disclosure Schedule.

(o)Use of Open Source Code.

(i)Part 2.10(o)(i) of the Disclosure Schedule completely and accurately identifies and describes: (A) each item of Open Source Code that is contained in or distributed with or from which any part of any Acquired Entity Products is derived; (B) the version or versions of, and the applicable license terms for, each such item of Open Source Code; (C) the Acquired Entity Software to which each such item of Open Source Code relates; (D) to the Knowledge of the Company, the copyright holder(s) of such Open Source Code; and (E) whether each such item of Open Source Code has been distributed or modified by or for any Acquired Entity.

(ii)Each Acquired Entity’s use, marketing, distribution, licensing, and sale of Acquired Entity Software does not violate any license terms applicable to any item of Open Source Code, and each Acquired Entity has all rights in each item of Open Source Code disclosed, or required to be disclosed, in Part 2.10(o)(i) of the Disclosure Schedule as needed for the Acquired Entities to conduct the businesses of the Acquired Entities as currently conducted and currently proposed by such Acquired Entity to be conducted, without violation of any license terms pertaining to such Open Source Code or infringement of third-party Intellectual Property Rights. Each Acquired Entity has complied with all licensing terms pertaining to each item of Open Source Code disclosed, or required to be disclosed, in Part 2.10(o)(i) of the Disclosure Schedule.

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(iii)No Acquired Entity Software contains, is combined with, is derived from, is distributed with or is being or was developed using Open Source Code in a manner that, or using Open Source Code that is licensed under any terms that imposes or could impose a requirement or condition that any Acquired Entity grant a license under its Patent rights or that any Acquired Entity Software or part thereof: (1) be disclosed or distributed in Source Code form; (2) be licensed for the purpose of making modifications or derivative works; or (3) be redistributable at no charge;.

(iv)Part 2.10(o)(iv) of the Disclosure Schedule sets forth a list as of the date hereof of Computer Software or other technology that any Acquired Entity has contributed to an open source project or made available under an open source license.

(p)Privacy and Information Security.

(i)Each Acquired Entity has adopted written policies and procedures that apply to the Acquired Entity with respect to privacy, data protection, security and the Processing of Acquired Entity Data, and those policies and procedures are commercially reasonable and comply in material respects with the Information Privacy and Security Laws.

(ii)Part 2.10(p)(ii) of the Disclosure Schedule contains each Acquired Entity Privacy Policy in effect at any time and identifies, with respect to each Acquired Entity Privacy Policy: (i) the period of time during which such privacy policy was or has been in effect; and (ii) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Acquired Entity Privacy Policy to data or information previously collected under such privacy policy. Each current Acquired Entity Privacy Policy: (A) is displayed on the applicable Acquired Entity Website and is referred to in the Acquired Entity EULA; (B) states that User Data may be transferred in a corporate sale, merger, reorganization, dissolution or similar event; and (C) states that User Data may be transferred to the United States for Processing. The Acquired Entities make available and have made available the applicable Acquired Entity Privacy Policy to each user of any Acquired Entity Website and Acquired Entity Software and have obtained user consents to applicable Acquired Entity Privacy Policy as required by Information Privacy and Security Laws. No disclosures made or contained in any Acquired Entity Privacy Policy to any Person have been materially inaccurate, misleading, or deceptive (in any case, including by omission), or in material violation of any Information Privacy and Security Laws.

(iii)Each Acquired Entity has collected, used, shared, and Processed User Data and Personal Data only in compliance with t Information Privacy and Security Laws, applicable Acquired Entity Contracts, standards to which any Acquired Entity is legally bound, and self-governing rules and policies to which any Acquired Entity is legally bound.

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(iv)Each Acquired Entity has complied at all times in all material respects with all of the Acquired Entity Privacy Policies, Information Privacy and Security Laws and with each applicable Acquired Entity Contract that governs Acquired Entity Data. Without limiting the foregoing, each Acquired Entity has acquired, collected, used shared and Processed all Acquired Entity Data pursuant to, and in accordance with the terms of, Acquired Entity Privacy Policies, Information Privacy and Security Laws, and all Acquired Entity Contracts that govern or relate to Acquired Entity Data.

(v)None of the Acquired Entities is aware of any information or claim indicating or alleging that any Acquired Entity is not or has not been in compliance with any material term of any agreement, contractual clause, representation, warranty or covenant it has agreed to with any third party regarding compliance by such Acquired Entity with any obligations to protect privacy, data protection or data security of Personal Data or comply with Information Privacy and Security Laws with respect to User Data or Personal Data. None of the Acquired Entities has pending, current, or prior letters, complaints, subpoenas, court orders, consent decrees, citations, administrative actions, notifications or other claims from a state, federal, national or multi-national governmental entity, or another person alleging breach with respect any Acquired Entity of any of the Information Privacy and Security Laws, and it is not aware of any information that would provide a reasonable basis for any party to assert any such claim or breach, whether or not such Acquired Entity would have grounds to contest any such assertion, claim or alleged breach. None of the Acquired Entities has been fined, penalized, sanctioned, or otherwise required to pay a monetary judgment by any Governmental Body, or entered into any voluntary settlement with any party, under the Information Privacy and Security Laws, no claim for such monetary judgments is outstanding, and none of the Acquired Entities is aware of any information that could reasonably support a claim for such compensation being made.

(q)Ownership and Use of Data. The Acquired Entities own or otherwise have all rights necessary to Process the Acquired Entity Data as such Acquired Entity Data are Processed by each Acquired Entity.

(r)Information Security. Each Acquired Entity has established, maintained, and is and has, at all times, been in material compliance with a written information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of Personal Data and Acquired Entity Data; (ii) is designed to protect against unauthorized use, access, interruption, modification or corruption of the Acquired Entity IT Systems, Acquired Entity Data; (iii) uses reasonable encryption methods for transmission of User Data across wireless and wired networks and storage of User Data according to its sensitivity and proportional to the risk that the inappropriate use or disclosure of that information could cause financial, physical, or reputational harm to an individual or any Acquired Entity customer or client; and all applicable Information Privacy and Security Laws. None of the Acquired Entities has either provided, or been required to provide, notice to

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an individual, business entity, or Governmental Body relating to a cybersecurity incident or the unauthorized access to or acquisition of User Data or Personal Data under any Information Privacy and Security Laws, and each Acquired Entity is aware of no information that could reasonably support a requirement that any such notice must be provided. There has been no unauthorized or illegal use, modification, or disclosure of, access to or acquisition of any of the Acquired Entity Data or the data or information in any of the electronic or other database containing (in whole or in part) Acquired Entity Data maintained by or for any Acquired Entity at any time (the “Acquired Entity Databases”).

(s)Information Technology. All Acquired Entity IT Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry to ensure proper operation, monitoring and use. The Acquired Entity IT Systems are in good working condition and do not contain any viruses, bugs, or vulnerabilities identified in the U.S. National Vulnerability Database maintained by the Department of Homeland Security and the National Institute of Standards and Technology. None of the Acquired Entities has experienced within the past five years any material disruption to, or material interruption in, the conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the Acquired Entity IT Systems. Each Acquired Entity has taken commercially reasonable measures to provide for the back-up and recovery of the Acquired Entity Data (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of such Acquired Entity. To the Knowledge of the Company, none of the Acquired Entities is in material breach of any Contract related to any Acquired Entity IT System.

2.11Contracts.

(a)List of Contracts. Part 2.11(a) of the Disclosure Schedule completely and accurately identifies as of the date of this Agreement:

(i)each Acquired Entity Contract for (i) the employment of any individual on a full-time or part-time basis, other than those that are immediately terminable at-will without notice, severance, or other cost or Liability; or (ii) the engagement of any individual on a consulting, independent contractor or other basis, other than those that are terminable on less than thirty (30) days’ notice without penalty or other cost or Liability;

(ii)other than any Acquired Entity Employee Plan listed in Part 2.15 of the Disclosure Schedule, each Acquired Entity Contract between any Acquired Entity and any Acquired Entity Service Provider pursuant to which: (i) benefits would vest, amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events); or (ii) any Acquired Entity is or may become obligated to make any severance, termination, termination indemnity or

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redundancy, retention, change of control, gross-up or similar payment to any Acquired Entity Service Provider;

(iii)any Acquired Entity Contract with any labor union or association representing any Acquired Entity Service Provider;

(iv)each Acquired Entity Contract which provides for indemnification of any officer or director of the Company;

(v)each Acquired Entity Contract relating to the voting rights of a stockholder or equity interest holder of any of the Acquired Entities;

(vi)each Acquired Entity Contract relating to the merger, consolidation, reorganization or any similar transaction involving or with respect to any Acquired Entity;

(vii)each Acquired Entity Contract (including each Acquired Entity IP Contract) relating to the acquisition, transfer, development, distribution, licensing, sharing, granting rights to or sharing of any Intellectual Property or Intellectual Property Rights (including any joint development agreement, technical collaboration agreement or similar agreement entered into by any Acquired Entity), other than Excluded Inbound Licenses and Excluded Outbound Licenses;

(viii)each Acquired Entity Contract relating to the hosting of any Acquired Entity Product;

(ix)each Acquired Entity Contract with Key Business Partner;

(x)each Acquired Entity Contract relating to the advertising or promotion of the business, including telemarketing and database marketing, of any Acquired Entity or pursuant to which any third parties advertise or have links to their branding or their websites displayed on any Acquired Entity Website;

(xi)each Acquired Entity Contract relating to the acquisition, sale, spin-off or outsourcing of any business unit or operation of any Acquired Entity;

(xii)each Acquired Entity Contract creating or relating to any partnership, joint venture, strategic alliance or any sharing of revenues, profits, losses, costs or liabilities or similar arrangement;

(xiii)each Acquired Entity Contract imposing any restriction on any Acquired Entity: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from or to associate with the branding of any other Person, to sell, market or promote any product or other asset to or perform any services for any other Person, or to transact business or deal in any other manner with any other Person; (C) involving the grant of “most favored nation” status to any Person or any exclusive or preferential rights to acquire,

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provide, sell or distribute any product or other asset or any services of any Acquired Entity to any Person; (D) to develop or distribute any technology or other Intellectual Property; or (E) disparage any Person other than any Acquired Entity;

(xiv)each Acquired Entity Contract: (A) granting exclusive rights to license, market, sell, support, make available or deliver any product or other asset or service of any Acquired Entity, or of users of any marketplace, Computer Software, website, or service of any Acquired Entity; (B) otherwise contemplating an exclusive relationship between any Acquired Entity and any other Person, including with respect to advertising; or (C) contemplating the release of Source Code to any Person other than any Acquired Entity;

(xv)each Acquired Entity Contract creating or involving any referral relationship, sales representative, channel partner distribution or reseller arrangement or franchise relationship;

(xvi)each Acquired Entity Contract for the sale of any of the assets of any Acquired Entity, other than in the ordinary course of business, or for the grant to any Person of any preferential rights to purchase any of the assets of any Acquired Entity;

(xvii)each Acquired Entity Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness by any Acquired Entity or imposing an Encumbrance on any of the assets of any Acquired Entity (other than a Permitted Encumbrance);

(xviii)each lease, lease guaranty, sublease, license or other Acquired Entity Contract for the leasing, use or occupancy of the Properties;

(xix)each Acquired Entity Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party (other than offer letters and option agreements entered into in the ordinary course of business);

(xx)each Acquired Entity Contract relating to any liquidation or dissolution of any Acquired Entity;

(xxi)each Acquired Entity Contract pursuant to which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Acquired Entity;

(xxii)any Acquired Entity Contract with a bank, financial institution or lender other than customer agreements in the ordinary course of business;

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(xxiii)any Acquired Entity Contract: providing any right of first negotiation, right of first refusal or similar right to any Person;

(xxiv)any Acquired Entity Contract under which the Merger would give rise to or expand any rights in favor of, or any obligations on the part of, the Company or any other Person;

(xxv)all material Contracts with any Governmental Body;

(xxvi)other than Contracts listed on Part 2.11(a)(i) of the Disclosure Schedule, any Acquired Entity Contract that contemplates or involves: (A) the payment or delivery of cash or other consideration by any Acquired Entity in an amount or having a value in excess of $250,000 individually, or $500,000 in the aggregate when taken together with all other Acquired Entity Contracts involving such Person or such Person’s Affiliates; or (B) the performance of services having a value in excess of 250,000 individually, or $500,000 in the aggregate when taken together with all other Acquired Entity Contracts involving such Person or such Person’s Affiliates; and

(xxvii)each Acquired Entity Contract and each Contract entered into by any Affiliate of any Acquired Entity in settlement of any Legal Proceeding or other dispute.

Contracts in the respective categories described in clauses “(i)” through “(xxvii)” above, all Contracts identified, or required to be identified, in Part 2.11(a) of the Disclosure Schedule, and all Contracts identified, or required to be identified, in Parts 2.10(c), 2.10(d) and 2.15(a) of the Disclosure Schedule are collectively referred to in this Agreement as “Material Contracts.”

(b)Delivery of Contracts. The Company has made available to Parent accurate and complete copies of all written Material Contracts, including all amendments thereto. Part 2.11(b) of the Disclosure Schedule provides an accurate and complete description of the material terms of each Material Contract that is not in written form. Each Material Contract is valid and in full force and effect, and is enforceable by each Acquired Entity in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)No Breach. None of the Acquired Entities has violated or breached in any material respect, or committed any default under, any Material Contract, which remains uncured, and, to the Company’s Knowledge, no other Person has violated or breached, or committed any default under, any Material Contract which remains uncured. To the Company’s Knowledge, no event has occurred that will, or would reasonably be expected to (for purposes of this sentence, references to “Material Contract” shall include any Contract that would be a Material Contract had such Contract been entered into on or prior to the date of this Agreement): (i) result in a violation or breach in any material

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respect of any of the provisions of any Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate or modify any Material Contract.

2.12Compliance with Legal Requirements.

(a)Compliance. Each of the Acquired Entities is, and has, in the past five (5) years, been, in compliance, in all material respects, with each Legal Requirement that is applicable to it. No event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a violation by any Acquired Entity of, or a failure on the part of any Acquired Entity to comply with, any Legal Requirement. Since incorporation or formation, as applicable, of each Acquired Entity, such Acquired Entity has not received any written notice or other written communication from any Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

(b)Foreign Corrupt Practices and Anti-Bribery. In the past five (5) years, none of the Acquired Entities nor any Representative of any Acquired Entity with respect to any matter relating to any Acquired Entity, has: (i) used any funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd 1 et seq. or its equivalent in any jurisdiction where any Acquired Entity conducts business, if the Acquired Entities were subject thereto; or (iv) made or agreed to make any other unlawful payment.

2.13Governmental Authorizations; No Subsidies.

(a)Governmental Authorizations. Part 2.13(a) of the Disclosure Schedule identifies each Governmental Authorization held by the Acquired Entities, and the Company has made available to Parent accurate and complete copies of all Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule. The Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the respective Acquired Entity to conduct its business in the manner in which its business is currently being conducted in accordance with all applicable Legal Requirements. Each Acquired Entity is, and has at all times been, in material compliance with the terms and requirements of the respective Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule.

(b)No Subsidies. None of the Acquired Entities possesses (or has ever possessed) or has any rights or interests with respect to (or has ever had any rights or interests with respect to) any grants, incentives or subsidies from any Governmental Body.

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2.14Tax Matters.

(a)Tax Returns and Payments. All income and other material Tax Returns required to have been filed by, on behalf of, or with respect to, any Acquired Entity (the “Acquired Entity Returns”) have been timely and properly filed and are accurate and complete in all material respects and disclose all Taxes required to be paid by, or with respect to, any Acquired Entity for the periods covered thereby. Other than the extensions listed on Part 2.14(a) of the Disclosure Schedule, no extension of time within which to file any Acquired Entity Return is currently in effect. All Taxes (whether or not shown on any Tax Return) for which any Acquired Entity may be liable have been timely and properly paid. The copies of Tax Returns made available to Parent are accurate and complete, and include all income, franchise, sales, use, VAT and other material Tax Returns filed by, on behalf of, or with respect to, any Acquired Entity for taxable periods ending after December 31, 2016. The Company has made available to Parent complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against any Acquired Entity. Part 2.14(a) of the Disclosure Schedule sets forth each jurisdiction where each Acquired Entity will be required to file a Tax Return following the Closing with respect to any Pre-Closing Tax Period, including the type of Tax Return and the type of Tax required to be paid. No written claim has ever been made by a Governmental Body in a jurisdiction where no Acquired Entity pays Taxes or files Tax Returns asserting that an Acquired Entity is or may be subject to Taxes assessed by such jurisdiction. The unpaid Taxes of the Acquired Entities (i) did not, as of date of the Unaudited Interim Balance Sheet, exceed the amount of any reserves or accruals specifically identified for Tax liability (not including any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Unaudited Interim Balance Sheet, and (ii) do not exceed the amount of those reserves or accruals as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Acquired Entities in filing the Tax Returns and in accordance with applicable Legal Requirements. No Acquired Entity has incurred any liability for Taxes since the Unaudited Interim Balance Sheet outside of the ordinary course of business.

(b)Audits; Claims. No Acquired Entity Return has ever been examined or audited by any Governmental Body. No Acquired Entity has ever received from any Governmental Body any written: (i) notice indicating an intent to open an audit or other review with respect to any Tax or any Acquired Entity Return; (ii) request for information relating to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any claim for, or the period for the collection or assessment of any Tax has been granted by or requested from any Acquired Entity. No assessment, claim or Legal Proceeding is pending, proposed or threatened against any Acquired Entity in respect of any Tax, and there are no matters relating to Taxes under discussion between any taxing authority and an Acquired Entity. There are no liens for Taxes upon any of the assets of any Acquired Entity except liens for current Taxes not yet due and payable (and for which there are adequate accruals). No power of attorney has been granted with respect to any matter related to Taxes of any Acquired Entity that on the Closing Date will be in effect.

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(c)Withholding. Each of the Acquired Entities has withheld or collected and paid all Taxes required to have been withheld or collected and paid in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, shareholder, or other third party, timely paid over any such Taxes and other amounts to the appropriate Governmental Body in accordance with applicable Legal Requirements, and filed information Tax Returns to the extent required to be filed by the Acquired Entity with respect thereto, and such information Tax Returns are accurate and complete in all material respects.

(d)Tax Classification & Ownership. The Company is and always has been a domestic corporation taxable under subchapter C of the Code, and the Foreign Subsidiary is and always has been a foreign corporation, in each case for U.S. federal income Tax purposes. Except for the Company’s interest in the Foreign Subsidiary, no Acquired Entity has or ever has had any direct or indirect ownership interest in any trust, corporation, partnership, limited liability company, joint venture or other business entity for U.S. federal income Tax purposes. No Acquired Entity is or ever has been a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract that is treated as a partnership for Tax purposes.

(e)Post-Closing Tax Matters. No Acquired Entity (nor Parent or its Affiliates as a result of its acquisition of the Acquired Entities) will be required to include any income or gain or exclude any deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing as a result of (i) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax law) by reason of a change in a method of accounting, or use of an improper method of accounting, in each case for a taxable period that ends on or prior to the Closing Date, (ii) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. law) entered into prior to Closing, (iii) any intercompany transaction (including any intercompany transaction subject to Section 367 or 482 of the Code) or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) with respect to a transaction occurring before the Closing, (iv) any installment sale or open transaction disposition made on or prior to the Closing Date, (v) any deferred revenue or prepaid amount received on or prior to the Closing Date, or (vi) forgiveness of a loan entered into on or prior to the Closing Date pursuant to the Paycheck Protection Program under section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)(36)). Neither the Company nor any Subsidiary has made an election under Section 965(h) or Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. law). Each of the Acquired Entities uses the accrual method of accounting for income Tax purposes.

(f)Tax Sharing Agreements, Affiliated Groups, Etc. No Acquired Entity is a party to, or bound by, any Tax allocation, Tax indemnity or Tax sharing agreement, and no Acquired Entity will have any liability pursuant to, or as a result of, any Tax allocation, Tax indemnity or Tax sharing agreement after the date of this Agreement. No Acquired Entity has any contractual obligation to pay the amount of any Tax benefits or

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Tax refunds realized or received by any Acquired Entity (or an amount in reference to any such Tax benefits or Tax refunds realized or received) to any former shareholder(s) or other Person(s). No Acquired Entity has been a member of any Affiliated Group. No Acquired Entity has any potential Liability for the Taxes of any other Person under United States Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise. Notwithstanding the foregoing, ancillary provisions in customary commercial Contracts entered into in the ordinary course of business and no principal purpose of which is related to Taxes (“Ordinary Commercial Agreements”) shall be excluded from the provisions of this Section 2.14(f).

(g)Distributed Stock. No Acquired Entity has been a party to a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code (or any similar provision of state, local or foreign law).

(h)Tax Holidays. Part 2.14(h) of the Disclosure Schedule sets forth all Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements applicable to any Acquired Entity. The Company has made available to Parent all documentation relating to such Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements. Each Acquired Entity is in compliance with the requirements for any such Tax exemption, Tax holiday, Tax concession or other Tax reduction agreement or arrangement and none of the Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements will be jeopardized or altered by, or could be subject to clawback or recapture as a result of, (i) the transactions contemplated by this Agreement or (ii) a failure by any Acquired Entity to satisfy one or more requirements on which such Tax exemption, Tax holiday, Tax concession or other Tax reduction agreement or arrangement is, or was, conditioned.

(i)Tax Shelters, Etc. Each Acquired Entity has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign law). No Acquired Entity has (i) consummated or participated in any transaction which was or is a “tax shelter” transaction, as defined in Section 6662 or Section 6111 of the Code or the United States Treasury Regulations promulgated thereunder, (ii) participated in any “reportable transaction” as defined in Section 6707A(c) of the Code or the Treasury Regulations promulgated thereunder, (iii) engaged in any transaction that would reasonably be likely to require the filing of an IRS Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule), or (iv) participated or engaged in any other transaction that is subject to disclosure requirements pursuant to a corresponding or similar provision of state, local or foreign Tax law.

(j)Foreign Tax. Each Acquired Entity has in its possession official foreign government receipts for any Taxes paid by it, or paid on its behalf, to any foreign Governmental Body. No Acquired Entity has, or has had, a permanent establishment (as defined in any applicable Tax treaty or convention), an office or fixed place of business,

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or otherwise is or has been subject to Tax, in any country other than the country in which it is organized.

(k)FIRPTA. No Acquired Entity is or has been a “United States real property holding corporation” within the meaning of Section 897 or Section 1445 of the Code, and each Acquired Entity has filed with the Internal Revenue Service all statements, if any, which are required under United States Treasury Regulations Section 1.897-2(h)(2).

(l)Parachute Payments. No payment or benefit that could be made or provided by or on behalf of any Acquired Entity in connection with the Merger or any other transactions contemplated by this Agreement (either alone or in connection with any other event) could constitute an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local, or foreign Tax law). No Acquired Entity has any obligation to make any “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 of the Code.

(m)Section 409A. No Acquired Entity Employee Plan or any grants, awards, compensation or benefits provided to an Acquired Entity Service Provider by or on behalf of any Acquired Entity are subject to Section 409A of the Code or, if subject to Section 409A of the Code, have materially failed or will fail, in form or operation, to meet the requirements of Section 409A of the Code. The Company has no obligation to make any “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A of the Code.

(n)CFC and PFIC. The Foreign Subsidiary is and has been at all times since acquired by the Company a “controlled foreign corporation” as defined in Section 957 of the Code. The Foreign Subsidiary does not own any “United States property” as defined in Section 956 of the Code. The Company would not be required to include any amount as income under Sections 951 or 951A of the Code if the taxable year of the Foreign Subsidiary were deemed to close on the Closing Date.

(o)Tax Rulings. No Tax ruling, clearance or consent has been issued to any of the Acquired Entities, and none of them has applied for any Tax ruling, clearance or consent. No Acquired Entity has entered into any Contract or arrangement with any Governmental Body that requires it to take any action or to refrain from taking any action relating to Taxes.

(p)U.S. International Tax Filings. To the extent required by applicable Legal Requirements, each of the Acquired Entities have timely filed all reports and have created and/or retained all records required under Sections 6038, 6038A, 6038B, 6038C, 6046 and 6046A of the Code (and any comparable provisions of any foreign Tax law). None of the Acquired Entities has transferred intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code. None of the Acquired Entities is subject to any gain recognition agreement under Section 367 of the Code. No Acquired Entity has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

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(q)International Boycott. No Acquired Entity has participated in, or cooperated with, an international boycott, within the meaning of Section 999 of the Code. No Acquired Entity has had operations which are or may hereafter become reportable under Section 999 of the Code.

(r)Transfer Pricing. All transactions and agreements entered into between the Acquired Entities have been made on arm’s length terms. Each Acquired Entity is in material compliance with applicable transfer pricing Legal Requirements, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

(s)Foreign Subsidiary. The shares of the Company do not derive, directly or indirectly, their value substantially from assets located in India. The fair market value of assets of the Company (held directly or indirectly) located or deemed to be located in India as determined under Section 9(1)(i) of the Indian Income Tax Act read with Rule 11UB(3) of the Indian income Tax rules represents less than fifty percent (50%) of the fair market value of all the assets owned by the Company (directly or indirectly), as determined under Rule 11UB(6) of the Indian income Tax rules as of the Specified Date (as defined under section 9(1)(i) of Indian Income Tax Act). The Effective Time Holders are not and will not be subject to Tax in India on their income or capital gains arising from the transactions contemplated under this Agreement and accordingly, Indian withholding Tax provisions shall not apply to Parent. All information supplied to the valuation firm in connection with the preparation of the Indian Exemption Documentation is true, accurate, complete and not misleading. The Company and its Subsidiaries provided all the relevant information and documents required to be provided to the valuation firm in connection with the Indian Exemption Documentation and neither the Company nor its Subsidiaries failed to disclose any material information or documents that may have a bearing on the Indian Exemption Documentation obtained or to be obtained by the Company.

(t)Covered Securities; Section 83(b). None of the shares of Company Capital Stock, Company Warrants or Company Options is a “covered security” within the meaning of Section 6045(g) of the Code. Except as provided in Part 2.14(h) of the Disclosure Schedule, there are no shares of Company Capital Stock that were issued in connection with the performance of services and subject to vesting for which no valid and timely election was filed pursuant to Section 83(b) of the Code. In the case of any shares identified in Part 2.14(h) of the Disclosure Schedule, from and after the grant of such shares the service provider has never been a United States person within the meaning of Section 7701(a)(3) of the Code, and has never performed any services for any Acquired Entity within the United States within the meaning of Section 861(a)(3) of the Code. The Company has delivered to Parent correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate Internal Revenue Service center with respect to any shares of Company Capital Stock or other property that was initially subject to a vesting arrangement issued by any Acquired Entity to any of its employees, non-employee directors, consultants or other service providers.

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(u)Sales Tax. Each of the Acquired Entities has collected, remitted and reported to the appropriate taxing authority all sales, use, value added, excise and similar Taxes required to be so collected, remitted or reported pursuant to all applicable Tax laws. Each of the Acquired Entities has complied in all material respects with all applicable Legal Requirements relating to record retention (including to the extent necessary to claim any exemption from Tax collection and maintaining adequate and current resale certificates to support any such claimed exemption).

(v)CARES Act. None of the Acquired Entities has availed itself of relief pursuant to Sections 2301 or 2302 of the CARES Act or any similar federal, state, local or foreign Law.

2.15Employment Matters; Benefit Plans.

(a)Service Provider List. Part 2.15(a) of the Disclosure Schedule contains a list, as of the date of this Agreement, of all current employees, independent contractors, consultants, and advisors of the Acquired Entities, as of the date of this Agreement, and correctly reflects, as applicable: (i) employee identification number; (ii) status as an employee, independent contractor, consultant, or advisor (iii) their dates of employment or engagement (or service credited, if different from commencement date of employment or engagement); (iv) with respect to employees, their job titles, and with respect to independent contractors and other non-employees, a description of services provided; (v) their rate of pay, whether hourly, salaried, contract rate, or calculated by some other measure; (vi) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, incentive compensation opportunity, target variable compensation, deferred compensation, perquisites, allowances or commission arrangements or other compensation); (vii) with respect to employees, whether part-time or full-time, and with respect to independent contractors and other non-employees, the number of estimated hours of work per week performed for the Acquired Entities; (viii) with respect to employees, whether exempt or non-exempt; (ix) their visa status or work permit status; (x) any promises or commitments made to them with respect to changes or additions to their compensation or benefits or other work conditions; (xi) their paid time off and/or their sick leave and vacation balances; (xii) notice requirements for termination; (xiii) leave of absence status and, if applicable, expected return to work date; and (xiv) work location (both prior to any required remote location due to the impact of COVID-19 and following any such required remote location due to the impact of COVID-19).

(b)Labor Matters. None of the Acquired Entities is and none of the Acquired Entities has been, bound by or a party to, any collective bargaining agreement or other Contract with a labor organization, works council or similar Entity representing any Acquired Entity Service Providers. None of the Acquired Entities has a duty to bargain with or recognize any labor union or labor organization or other Person purporting to act as the exclusive bargaining representative of any Acquired Entity Service Provider or to engage in effects bargaining or other bargaining relating to or in connection with, or to provide advance notice of, the Merger or any of the transactions contemplated in this Agreement. There are no labor organizations representing, purporting to represent or, to

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the Knowledge of the Company, seeking to represent any current Acquired Entity Service Providers. No Acquired Entity has received a request by any labor union or labor organization to negotiate or enter into any such collective bargaining agreement. There is no union, works council, employee representative or other labor organization, which, pursuant to applicable Law, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement. None of the Acquired Entities is engaged, or has ever been engaged, in any unfair labor practice of any nature. There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against any Acquired Entity before the U.S. National Labor Relations Board or any similar body in the United States or any other country in which any Acquired Entity Service Providers perform services. To the Knowledge of the Company, no petition has been filed with the National Labor Relations Board or any similar type of agency requesting certification of a collective bargaining representative and no other union organizing efforts are pending or threatened. None of the Acquired Entities has had any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the Acquired Entity Service Providers.

(c)At Will Employment. The employment or engagement of each of the Acquired Entity Employees is terminable by each Acquired Entity at will and without advance notice, severance, penalty, or other Liability, other than any amounts earned as of the date of such termination. With respect to any Acquired Entity Employee in a jurisdiction that does not recognize at-will employment, the employment or engagement of such individual is terminable in accordance with the applicable terms of such Acquired Entity Employee’s contract of employment and the applicable Legal Requirements and there is no further entitlement to severance pay or compensation on the part of any such individual, except to the extent that such termination may breach any of the applicable Legal Requirements. The Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements, employee acknowledgments, and other materials relating to the employment of the Acquired Entity Service Providers.

(d)Employee Departures/Restrictions. No Acquired Entity Service Provider has provided written notice to the Company or any Acquired Entity of their intent to terminate such Acquired Entity Service Providers’ employment with such Acquired Entity. To the Knowledge of the Company, no Acquired Entity Service Provider is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (i) the performance by such Acquired Entity Service Provider of any of his or her duties or responsibilities as an Acquired Entity Service Provider; or (ii) such Acquired Entity’s business or operations. Part 2.15(d) of the Disclosure Schedule contains an accurate and complete list as of the date hereof of each Acquired Entity Contract (and each Acquired Entity Service Provider who has executed any Acquired Entity Contract) containing provisions restricting any Acquired Entity Service Provider from competing with any Acquired Entity, soliciting or hiring Acquired Entity Service Providers, interfering with customers or business partners of any Acquired Entity and similar provisions.

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(e)Acquired Entity Employee Plans. Part 2.15(e) of the Disclosure Schedule contains an accurate and complete list as of the date hereof of each material Acquired Entity Employee Plan. None of the Acquired Entities intends, or has committed, to establish or enter into any new Acquired Entity Employee Plan, or to modify any Acquired Entity Employee Plan (except to conform any such Acquired Entity Employee Plan to the requirements of any applicable Legal Requirements, as previously disclosed to Parent in writing or as required by this Agreement).

(f)Delivery of Documents. As applicable, with respect to each material Acquired Entity Employee Plan, the Company has made available to Parent true, current and complete copies of: (i) all documents setting forth the terms of each Acquired Entity Employee Plan, including all amendments thereto and all related trust documents or, with respect to any unwritten Acquired Entity Employee Plan, a written summary thereof; (ii) the most recent summary plan description together with the summaries of material modifications thereto, if any; (iii) all material written Contracts, including administrative service agreements and group insurance contracts; (iv) the annual report (Form 5500 series) for the last three complete years; (v) the most recent determination, advisory or opinion letter from the U.S. Internal Revenue Service relating to the tax-qualified status of the Acquired Entity Employee Plan; (vi) all written materials provided to any Acquired Entity Service Provider relating to any Acquired Entity Employee Plan and any proposed Acquired Entity Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any Liability to any Acquired Entity; (vii) all written correspondence to or from any Governmental Body relating to any Acquired Entity Employee Plan; and (viii) nondiscrimination and coverage results for the three most recent plan years; and (ix) all written agreements and Contracts relating to each Acquired Entity Employee Plan, including administrative service agreements, trust agreements, loan policies, and insurance Contracts. The Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Acquired Entity Service Provider. On or before the Closing Date, the Company shall provide Parent with a true, correct and complete list of all employees whose employment has been terminated by the Company within 90 calendar days preceding the Closing Date, whose work hours have been reduced within six (6) months preceding the Closing Date, or has been relocated at least 100 miles away; such list will indicate the employee’s name, site of employment, position or job title, starting date of employment, and date of employment loss, termination or layoff, and, if applicable, the amount of hour reduction for each calendar month during the six month period preceding the Closing Date.

(g)Absence of Certain Retiree Liabilities. No Acquired Entity has any obligation or liability to provide, under any Acquired Entity Employee Plan or otherwise, any life insurance, health benefits or other employee welfare benefits to any Person for any reason after such Person terminates employment or services, except as may be required by applicable Legal Requirements and at the sole expense of the participant or the participant’s dependent or beneficiary. None of the Acquired Entities has ever represented, promised or contracted (whether in oral or written form) to any Acquired Entity Service Provider (either individually or to Acquired Entity Service Providers as a

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group) or any other Person that such Acquired Entity Service Provider(s) or other Person would be provided with post-termination welfare benefits (including life insurance, health benefit or retiree employee welfare benefits), except to the extent required by applicable Legal Requirements and at the sole expense of the participant or the participant’s dependent or beneficiary.

(h)Absence of Certain Plans and Related Liabilities. No Acquired Entity, nor any ERISA Affiliate, has ever maintained, been a participating employer, contributed to, or has had any liability (contingent or otherwise) with respect to: (i) any multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code; (ii) any multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code; (iii) any other employee benefit plan, fund, program, Contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA; (iv) any multiple employer welfare arrangement as defined under Section 3(40)(A) of ERISA; (v) any self-insured plan (including any such plan pursuant to which a stop loss policy or Contract applies); or (vi) any plan maintained or sponsored by a professional employer organization. No Acquired Entity Employee Plan provides, or is obligated to provide, welfare benefits to any person who is not a current or former employee of an Acquired Entity (or dependent thereof). No Acquired Entity has terminated an employee benefit plan for which any Acquired Entity could have any existing or continuing liability or obligation (contingent or otherwise) relating thereto.

(i)No Defaults. Each Acquired Entity has performed all obligations required to be performed by it under each Acquired Entity Employee Plan and is not in material default or violation of, and none of the Acquired Entities has Knowledge of any default or violation by any other party to, the terms of any Acquired Entity Employee Plan. Each of the Acquired Entity Employee Plans (and each related trust, insurance contract or fund) has been operated and administered in all material respects in accordance with its terms and all applicable Legal Requirements, including the applicable requirements under the Code, ERISA, and the ACA. All required contributions to, and payments from or in connection with, any Acquired Entity Employee Plan have been timely made in accordance with the terms of such Acquired Entity Employee Plan, applicable Contracts and applicable Legal Requirements, and all contributions for any period ending on or before the Closing Date which are not yet due are reflected as an accrued Liability on the Unaudited Interim Balance Sheet. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred in connection with which any Acquired Entity could have any liability (including on account of an indemnification obligation). Each Acquired Entity Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without Liability to any Acquired Entity or Parent.

(j)No Conflict. Except as set forth in Part 2.15(j) of the Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Acquired Entity Employee Plan, trust or loan that will or may result (either alone or in connection with any other event) in any payment (whether

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of severance pay or otherwise), acceleration (including acceleration of vesting), forgiveness of indebtedness, golden parachute, vesting, distribution, increase in benefits or obligation to fund benefits (through a trust or otherwise) with respect to any Acquired Entity Service Provider; or (ii) create or otherwise result in any Liability with respect to any Acquired Entity Employee Plan.

(k)Compliance. Each Acquired Entity: (i) is, and for the past five (5) years has been, in material compliance with all applicable Legal Requirements, Contracts and Orders respecting labor and employment, including, but not limited to, hiring practices, employment practices, terms and conditions of employment, payment of wages, hours of work, payment of overtime, expense reimbursements, labor relations, leaves of absence, including sick leave laws, work breaks, classification of employees (including as exempt or non-exempt and as an employee or independent contractor), occupational health and safety, privacy, harassment, discrimination, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, wrongful discharge or violation of the personal rights of Acquired Entity Service Providers (or prospective employees or other service providers), the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation) (collectively “WARN Act”), and all applicable Legal Requirements by all Governmental Bodies related to COVID-19 and the COVID-19 pandemic, including (A) the Families First Coronavirus Response Act, including provisions thereof relating to leaves of absence, (B) the CARES Act, (C) guidance by the U.S. Department of Labor, including the Occupational Safety and Health Administration and Wage and Hour Division, (D) guidance by the Equal Employment Opportunity Commission, (E) guidance from the Centers for Disease Control and Prevention and (F) all Orders concerning the continued operation and/or closure of businesses. Without limiting the generality of the foregoing, to the extent that the Company and any of its Subsidiaries are currently engaging in operations at their physical sites of operation, such continued operation is permitted by all applicable Orders and directives of Governmental Bodies; (ii) has never effectuated a “plant closing,” “termination,” “relocation,” or “mass layoff” as those terms are used in the WARN Act, nor has or will any Acquired Entity become subject to any obligation under applicable Legal Requirements or otherwise to notify or consult with any Acquired Entity Service Provider, Governmental Body, or other Person with respect to the impact of the transactions contemplated by this Agreement on the employment of any of the Acquired Entity Service Provider or the compensation or benefits provided to any of the Company Associates; (iii) is not a party to any Contract or arrangement or is subject to any requirement that in any manner restricts any Acquired Entity from relocating, consolidating, merging or closing any portion of the business of any of the Acquired Entities; (iv) has correctly withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments or compensation to any Acquired Entity Service Provider; (v) has properly accrued in the ordinary course of business and is not delinquent in payments to any of its current or former Acquired Entity Service Provider for any wages, overtime, salaries, commissions, bonuses, fees or other compensation for any services performed, directly or indirectly, for any Acquired Entity as of the date of this Agreement or amounts required to be reimbursed to such current or former Acquired Entity Service Provider and has no Liability for any arrears of wages, salaries, overtime pay, premium pay,

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commissions, bonuses, benefits, severance pay or other amounts due to any Acquired Entity Service Provider, including pursuant to any Contract, policy, practice or applicable Legal Requirement, or any Taxes or any penalty for failure to comply with any of the foregoing; (vi) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, worker’s compensation, social security or other benefits or obligations for any Acquired Entity Service Provider (other than routine payments to be made in the ordinary course of business consistent with past practice); and (vii) none of the Acquired Entity’s policies or practices with respect to Acquired Entity Service Providers is currently being audited or investigated by any Governmental Body. All Acquired Entity Service Providers essential to the operations of the Acquired Entities who are performing their duties remotely and from their homes have been provided with all equipment necessary, and are able, to perform such duties remotely and from their homes. All Acquired Entity Service Providers are and have been in compliance with all Orders arising from, relating to, or connected with COVID-19. Except as disclosed on Part 2.15(k) of the Disclosure Schedule, no Acquired Entity Service Providers of any of the Acquired Entities were furloughed, terminated, laid off, had their hours reduced or had their compensation reduced as a direct or indirect result of COVID-19.

(l)ERISA and Other Matters. Each Acquired Entity Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and no circumstances exist: (i) which could result in loss of such qualification under Section 401(a) of the Code; or (ii) which could result in a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation. Each such Acquired Entity Employee Plan has received a favorable determination, opinion or advisory letter from the Internal Revenue Service with respect to its qualification and the Tax-exempt status of its related trust, and no circumstances exist which could result in Liability to any Acquired Entity in respect of such qualified status or loss of such qualified status. No fiduciary (within the meaning of Section 3(21) of ERISA) of any Acquired Entity Employee Plan subject to Part 4 of Subtitle B of Title I of ERISA has committed a breach of fiduciary duty with respect to that Acquired Entity Employee Plan that could subject any Acquired Entity or an Acquired Entity Service Provider to any Liability (including Liability on account of an indemnification obligation). None of the Acquired Entities has incurred any excise Taxes under Chapter 43 of the Code with respect to any Acquired Entity Employee Plan and nothing has occurred with respect to any Acquired Entity Employee Plan that could reasonably be expected to subject any Acquired Entity to any such Taxes.

(m)Labor Relations and Claims. There have never been any, and there is no Legal Proceeding, claim, arbitration, labor dispute, or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any applicant, Acquired Entity Service Provider, employment Contract, or any other employment or labor matter. Each Acquired Entity is not and has not been, subject to any Order or private settlement contract in respect of any labor or employment matters. There are no pending or threatened or reasonably anticipated claims or Legal Proceedings against the Acquired Entities under any workers’ compensation policy or long-term disability policy.

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(n)Immigration. Each Acquired Entity is, and at all times has been, in compliance with the requirements of the Immigration Reform Control Act of 1986 and all other Legal Requirements pertaining to immigration and work authorization applicable to the Acquired Entity Service Providers.

(o)Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or Legal Proceedings against any of the Acquired Entity Employee Plans, the assets of any of the Acquired Entity Employee Plans, or the Acquired Entity Employee Plan administrator or any fiduciary of the Acquired Entity Employee Plans with respect to the operation of such Acquired Entity Employee Plans (other than routine, uncontested benefit claims) or asserting any rights or claims to benefits under such Acquired Entity Employee Plan.

(p)No Misclassification. (i) No Acquired Entity Service Provider who is an independent contractor, consultant, advisor, or other non-employee should have been classified as an “employee” under applicable United States Internal Revenue Service guidance and/or pursuant to applicable Legal Requirements; (ii) the Acquired Entities have never had any temporary or leased employees that were not treated and accounted for in all respects as employees; (iii) no current or former independent contractor, consultant, or advisor of any Acquired Entity is eligible to participate in any Acquired Entity Employee Plan; (iv) all Acquired Entity Service Providers who are employees have been correctly classified as exempt or non-exempt for purposes of the Fair Labor Standards Act and any similar Legal Requirements, and overtime has been properly recorded and paid for all such employees classified as non-exempt; and (v) no Acquired Entity has any Liability for any misclassification of any employee as an independent contractor or any non-exempt employee as an exempt employee.

(q)No Harassment. No allegations of harassment, sexual harassment, retaliation, discrimination, or similar conduct have been made, to the Knowledge of the Company, against (i) any Founder, officer, or director of any Acquired Entity or (ii) any Acquired Entity Service Provider who, directly or indirectly, supervises other Acquired Entity Service Providers, and no Acquired Entity has entered into any settlement agreement or conducted any investigation related to such by or against any Acquired Entity Service Provider. The Acquired Entities do provide and have provided sexual harassment training in accordance with applicable Legal Requirements.

2.16Environmental Matters. Each of the Acquired Entities has at all times been and is in material compliance with all applicable Environmental Laws. To the Company’s Knowledge, none of the Acquired Entities has ever received any notice or other communication from any Person that alleges that any Acquired Entity is not in material compliance with any Environmental Law. All Environmental Licenses and other Governmental Authorizations currently held by any Acquired Entity pursuant to Environmental Laws are identified in Part 2.16 of the Disclosure Schedule. The Company has made available to Parent accurate and complete copies of all internal and external environmental audits and studies in its possession or control, if any, relating to each Acquired Entity or its operations.

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2.17Insurance. Part 2.17 of the Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of each Acquired Entity as of the date of this Agreement and identifies any material claims made thereunder as of the date of this Agreement. The Company has made available to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.17 of the Disclosure Schedule is in full force and effect. Since incorporation or formation, as applicable, of each Acquired Entity, such Acquired Entity has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There are no self-insurance arrangements affecting any Acquired Entity.

2.18Transactions with Related Parties. No current or former officer or director (including its Affiliates) of the Company, or, to the Knowledge of the Company, any stockholder who holds more than 1% of an Acquired Entity or any immediate family member of any of the foregoing Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest): (a) has, or has had, any interest in any material asset used in or otherwise relating to the business of any Acquired Entity; (b) is, or has been, indebted to any Acquired Entity (other than for ordinary travel advances or other reimbursable expenses in the ordinary course of business); or (c) has entered into, or has had any financial interest in, any Material Contract, material transaction or material business dealing with or involving any Acquired Entity for which the consideration paid by or services received by the Company was at or greater than the fair market value.

2.19Legal Proceedings; Orders.

(a)Legal Proceedings. There is no pending Legal Proceeding and to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves any Acquired Entity, or in which any Acquired Entity is a plaintiff, complainant or defendant with respect to any of the assets owned or used or any products or services provided by any Acquired Entity or, to the Knowledge of the Company, any Person whose Liability for such Legal Proceeding any Acquired Entity has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement; or (iii) that relates to the ownership of any capital stock of any Acquired Entity, or any option or other right to the capital stock or other securities of any Acquired Entity, or right to receive consideration as a result of this Agreement. Since the incorporation or formation, as applicable, of each Acquired Entity, no Legal Proceeding has been commenced by or against, or threatened against, any Acquired Entity.

(b)Orders. There is no Order to which any Acquired Entity, or any of the assets owned or used or any products or services provided by any Acquired Entity, is subject. No Acquired Entity Service Provider is subject to any Order that prohibits such Acquired Entity Service Provider from engaging in or continuing any conduct, activity or practice relating to the respective Acquired Entity’s business.

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2.20Authority; Binding Nature of Agreement.

(a)Authority; Binding Nature. The Company has the right, corporate power and authority to enter into and to perform its obligations under this Agreement and under each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party at or prior to the Closing; and the execution, delivery and performance by the Company of this Agreement and of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of the Company and its board of directors and, prior to the Effective Time, its stockholders. This Agreement and each other agreement, document and instrument referred to in or contemplated by this Agreement to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)Board Approval. The Company’s board of directors has: (i) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders; and (ii) unanimously recommended the adoption of this Agreement by the holders of Company Capital Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders.

2.21Non-Contravention; Consents. Neither: (1) the execution, delivery or performance of this Agreement or the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a)contravene, conflict with or result in a violation of any of the provisions of any Charter Documents of any Acquired Entity;

(b)contravene, conflict with or result in a material violation of any Legal Requirement or violation of any Order to which any Acquired Entity or any of the assets owned or used by any Acquired Entity, is subject;

(c)contravene, conflict with or result in a material violation of any of the terms or requirements of any Governmental Authorization that is held by any Acquired Entity;

(d)contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of a Material Contract, or give any Person the right to (for purposes of this Section 2.21(d), references to “Material Contract” shall include any Contract that would be a Material Contract had such Contract been entered into on or prior to the date of this Agreement): (i) declare a default or exercise any remedy under any such Material Contract; (ii) accelerate the maturity or performance of any such Material Contract; or (iii) cancel, terminate or modify any such Material Contract; or

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(e)result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned by any Acquired Entity (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any Acquired Entity (“Permitted Encumbrances”).

Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, as amended, none of the Acquired Entities is and none of the Acquired Entities will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement. The Acquired Entity is its own ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3)) and is not controlled (as such term is defined in 16 C.F.R. § 801.1(b)) by any other entity (as such term is defined in 16 C.F.R. § 801.1(a)(2)). Neither the Company nor any of its Subsidiaries is engaged in manufacturing (as such term is defined in 16 C.F.R. § 801.1(j)). As of the Closing Date, the Acquired Entity’s total assets (as such term is defined in 16 C.F.R. § 801.11 and interpreted by the Premerger Notification Office of the Federal Trade Commission) as stated on its most recent regularly prepared balance sheet available prior to the Closing Date will be below $18.8 million.

2.22Significant Business Relationships. Part 2.22 of the Disclosure Schedule sets forth an accurate and complete list of: (a) the vendors and suppliers used by any Acquired Entity to which the Acquired Entities paid an amount in excess of $185,000 for the year ended January 31, 2020; and (b) the top ten customers of the Acquired Entities based on the value of customer purchase documents received and accepted for the periods of 12 months ended January 31, 2020 and six months ended July 31, 2020 (each of the foregoing Persons in clauses “(a)” and “(b)”, a “Key Business Partner”). Since January 31, 2020, no Key Business Partner has terminated its relationship with any Acquired Entity or demanded a material reduction or change in terms of its relationship with any Acquired Entity. None of the Acquired Entities is engaged in any material dispute with any Key Business Partner and to the Knowledge of the Company, no Key Business Partner intends to terminate, limit or reduce its business relations with any Acquired Entity, or materially reduce or adversely change the pricing or other terms of its business with any Acquired Entity.

2.23Export Control Laws. In the past five (5) years, the Acquired Entities have conducted their respective export transactions in material compliance with all applicable provisions of United States export control and sanctions laws and regulations, including the Export Administration Regulations, administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), and the trade and economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). Without limiting the foregoing:

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(a)the Acquired Entities have obtained all export licenses and other approvals required for their respective exports of products, software and technologies from the United States (and Part 2.23 of the Disclosure Schedule sets forth the status of all such applications);

(b)the Acquired Entities are in compliance, in all material respects, with the terms of all applicable export licenses or other approvals;

(c)there are no pending or threatened claims or investigations against the Acquired Entities with respect to such export licenses or other approvals;

(d)the Acquired Entities have not done business, directly or indirectly, (i) in Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine and Sudan, each of which countries or territory are presently or were subject to an embargo by the United States or with persons of or ordinarily resident in those countries or territory, nor have any Acquired Entities ever employed or engaged any employees, independent contractors, or other persons in any such country or territory; or (ii) with any person listed on any of the U.S. Government lists of prohibited or restricted persons, including the Specially Designated Nationals and Blocked Persons List and the Foreign Sanctions Evader List administered by OFAC or the Denied Persons or Entity List, administered by BIS, or any person owned or controlled by, or acting on behalf of, a person on any of the aforementioned US government lists;

(e)no director, officer, employee, independent contractor or person otherwise affiliated with the Acquired Entities is listed on any of the U.S. Government lists of prohibited or restricted parties or is owned or controlled, or acting on behalf of, a person on any such list;

(f)there are no actions pertaining to the Acquired Entities’ export transactions that would reasonably be expected to give rise to any future claims or investigations; and

(g)no consents or approvals for the transfer of export licenses to Parent are required, except for such consents and approvals that the Acquired Entities will obtain prior to closing.

2.24No PPP Loans. None of the Acquired Entities has applied for or accepted: (a) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act; (b) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act; or (c) any loan or funds from similar applicable Laws enacted by any Governmental Bodies.

2.25Vote Required. The affirmative vote of: (a) the holders of a majority of the outstanding shares of Company Capital Stock (voting together as a single class on an as-converted to Company Common Stock basis); (b) the holders of at least 60% of the outstanding shares of Company Preferred Stock (voting together as a single class on an as-converted to Company Common Stock basis) and (c) the holders of a majority of the outstanding shares of

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Company Common Stock (voting together as a single class), are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the other transactions contemplated by this Agreement (the votes referred to in clauses “(a)” and “(b)” of this sentence being referred to collectively as the “Required Merger Stockholder Votes”).

2.26Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Acquired Entity.

3.Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as follows, to and for the benefit of the Company (with the understanding and acknowledgement that the Company would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that the Company is relying on these representations and warranties, and that these representations and warranties constitute an essential and determining element of this Agreement), as follows:

3.1Organization and Standing. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

3.2Authority; Binding Nature of Agreement. Parent and Merger Sub have the absolute and unrestricted right, power and authority to enter into and perform their obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which Parent or Merger Sub is a party; and the execution, delivery and performance by Parent and Merger Sub of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. No vote of Parent’s stockholders is needed to approve the Merger. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Parent or Merger Sub is a party constitutes the legal, valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against Parent and Merger Sub in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3Non-Contravention; Consents. Neither: (a) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (b) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of such other agreements, documents or instruments, will (with or without notice or lapse of time) contravene, conflict with or result in a: (i) violation of any of the provisions of the certificate of incorporation or bylaws of Parent or Merger Sub; (ii) violation of any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or Merger Sub; or (iii) material violation of any provision of any material contract by which Parent is bound. Neither Parent nor Merger Sub will be required to make any filing with or give any notice to, or to obtain any Consent from, any

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Governmental Body in connection with: (A) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (B) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except for: (1) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; and (2) any filing, notice or Consent which, if not made or obtained, would not reasonably be expected to result in a material adverse effect on Parent or Merger Sub’s ability to consummate the Merger or the other transactions contemplated hereby.

3.4Merger Sub. Merger Sub is wholly-owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

3.5Merger Consideration. As of the Closing Date, Parent will have sufficient cash or existing available borrowing capacity under committed borrowing facilities in immediately available funds to enable Parent to timely pay in full all amounts payable by Parent pursuant to Section 1.5(a)(ii), Section 1.6(a) and Section 1.6(d).

3.6Litigation. There is no Legal Proceeding or investigation pending or, to the knowledge of Parent or Merger Sub, threatened in writing against Parent or Merger Sub, nor is Parent or Merger Sub subject to any outstanding Order that, in any case, would, individually or in the aggregate, challenge or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.

4.Certain Covenants of the Company

4.1Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 9 or the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives and each of the other Acquired Entities and their respective Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access at reasonable times during normal business hours, to the Acquired Entities’ Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Entities; and (b) provide Parent and Parent’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Entities, and with such additional financial, operating and other data and information regarding the Acquired Entities, as Parent may reasonably request; provided, however, that the Company may withhold or restrict access to any information to the extent necessary to preserve the health and safety of employees of the Acquired Entities in respect of risks posed by the COVID-19 pandemic or to the extent disclosure of such information would reasonably be expected to violate applicable Law or result in the waiver of the Company’s legal or work product privilege (provided, that the Company and the Parent shall work in good faith to develop an alternative means by which to provide Parent such information in a manner that does not violate applicable Law or result in the loss of legal or work product privilege). During the Pre-Closing Period, Parent may, following written consent by the Company (which shall not be unreasonably withheld), make inquiries of a limited number of Persons having business relationships with any of the Acquired Entities (including Key Business Partners) and the Acquired Entities shall help facilitate (and shall cooperate fully with

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Parent in connection with) such inquiries, in each case in compliance with all applicable Legal Requirements (including any applicable antitrust or competition laws or regulations).

4.2Operation of the Business of the Acquired Entities. During the Pre-Closing Period, the Company shall ensure that:

(1)each of the Acquired Entities shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement and in material conformance with its stated compliance policies (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Parent);

(2)each of the Acquired Entities shall use reasonable efforts to: preserve its current business organization, keep available the services of its current officers, employees, independent contractors and consultants and maintain its relations and goodwill with all customers, landlords, employees and other Persons having business relationships with the Acquired Entities, including all Key Business Partners (other than terminations of employees for cause following reasonable consultation with Parent);

(3)none of the Acquired Entities shall cancel any of its insurance policies identified in Part 2.17 of the Disclosure Schedule or reduce the amount of any insurance coverage provided by such insurance policies;

(4)none of the Acquired Entities shall declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (other than forfeitures of Company Restricted Stock upon termination of service with any employee pursuant to stock option or restricted stock award agreements in effect on the date hereof);

(5)none of the Acquired Entities shall sell, issue or authorize the issuance of: (i) any capital stock or other security other than the New Restricted Stock Units in accordance with the terms of this Agreement; (ii) any option or right to acquire any capital stock (or cash based on the value of capital stock) or other security; or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security (except that the Company shall be permitted to issue Company Capital Stock: (A) upon the exercise of Company Warrants, (B) upon the exercise of Company Options not later than three Business Days prior to the Closing Date; and (C) upon the conversion of Company Preferred Stock, in each case, outstanding as of the date of this Agreement and in accordance with their respective terms as in effect on the date of this Agreement);

(6)none of the Acquired Entities shall amend or waive any of its rights under, or permit the acceleration of vesting under: (i) any provision of the Company Stock Plan; (ii) any provision of any agreement evidencing any Company Option, except pursuant to arrangements in effect as of the date of this Agreement and set forth on Part 4.2(6) of the

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Disclosure Schedule; or (iii) any other compensation obligation, including New Restricted Stock Units;

(7)none of the Acquired Entities shall amend or permit the adoption of any amendment to such Acquired Entity’s Charter Documents, or effect or permit such Acquired Entity to become a party to any Acquisition Transaction (other than the transactions contemplated by this Agreement), recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(8)none of the Acquired Entities shall form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(9)none of the Acquired Entities shall make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Acquired Entities during the Pre-Closing Period, do not exceed $75,000;

(10)none of the Acquired Entities shall enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract;

(11)other than in the ordinary course of business and consistent with past practice, none of the Acquired Entities shall amend, extend or prematurely terminate, or waive any material right or remedy under, any Acquired Entity Contract that is or would constitute a Material Contract;

(12)none of the Acquired Entities shall: (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $75,000; (ii) sell or otherwise dispose of, or lease or license (or grant any other right with respect to), any right or other asset to any other Person; or (iii) waive or relinquish any right, except in the case of each of clauses (i)-(iii), in the ordinary course of business consistent with past practices;

(13)none of the Acquired Entities shall: (i) lend money to any Person (except that the Acquired Entities may make routine travel and business expense advances to current Acquired Entity Service Providers in the ordinary course of business consistent with past practices); or (ii) incur or guarantee any Indebtedness;

(14)none of the Acquired Entities shall: (i) enter into any collective bargaining agreement, except as required by applicable Legal Requirements and following reasonable consultation with Parent; (ii) establish, adopt, amend or terminate (other than as expressly required by Parent pursuant to the terms of this Agreement) any Acquired Entity Employee Plan (or any plan or arrangement that would be an Acquired Entity Employee Plan if in effect as of the date of this Agreement); (iii) pay, or make any commitment to pay, any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than commissions paid in the ordinary course of business consistent with past practices or pursuant to an existing Contract in effect on the date of this Agreement that was made available to Parent prior to the Closing and is

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disclosed on Part 2.15(e) of the Disclosure Schedule; (iv) grant or increase, or make any commitment to grant or increase, the amount of the wages, salary, commissions, fringe benefits, severance, retention payments, change of control payments or other employee benefits or compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any Acquired Entity Service Provider;

(15)none of the Acquired Entities shall: (i) promote or change the title of any of its Acquired Entity Service Providers (retroactively or otherwise); (ii) fund, or make any commitment to fund, any compensation obligation (whether by trust or otherwise); or (iii) within ten (10) Business Days from the date hereof, and thereafter, outside the ordinary course of business consistent with past practice, hire or make an offer to hire any new Acquired Entity Service Provider on a full -time, part-time, consulting or other basis; or (iv) terminate the employment or engagement of any Acquired Entity Service Provider other than for cause following reasonable consultation with Parent;

(16)none of the Acquired Entities shall change any of its methods of accounting or accounting practices in any material respect (other than as required by applicable accounting or auditing standards);

(17)none of the Acquired Entities shall prepare or file any income or other material Tax Return materially inconsistent with past practice, except as otherwise required by applicable Legal Requirements, or on any such Tax Return, take any position, make, change or rescind any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, except in each case as otherwise required by applicable Legal Requirements, enter into a Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement (other than Ordinary Commercial Agreements), amend any Acquired Entity Return, settle or otherwise compromise any claim, notice, audit report or assessment relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes, request any ruling or similar guidance with respect to Taxes, surrender any right to claim a Tax refund, consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would reasonably be expected to have the effect of increasing the Tax liability of Parent or its Affiliates for any Tax period ending after the Closing Date;

(18)none of the Acquired Entities shall commence or settle any Legal Proceeding;

(19)none of the Acquired Entities shall accelerate the collection of any accounts receivable or delay the payment of any accounts payable;

(20)except as required by applicable accounting or auditing standards consistent with past practices, none of the Acquired Entities shall write off as uncollectible, or establish any extraordinary reserve with respect to, any account

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receivable or other Indebtedness in excess of $15,000 with respect to a single matter, or in excess of $45,000 in the aggregate;

(21)none of the Acquired Entities shall make any pledge of any of its assets or otherwise permit any of its assets to become subject to any Encumbrance (except for Permitted Encumbrances); and

(22)none of the Acquired Entities shall agree or commit to take any of the actions described in clauses “(3)” through “(21)” above.

Notwithstanding the foregoing, an Acquired Entity may take any action described in: (i) clauses “(2)” through “(21)” above if: (a) consented to by Parent in response to an email request for such consent that is addressed to the representatives of the Parent set forth in Schedule 4.2(a) (“Parent Representatives”) and such consent shall be subject to the requirements set forth on Schedule 4.2(b) and shall be granted or withheld by any such Parent Representative within forty-eight hours of receiving following receipt of such email request; provided that such consent shall be deemed to have been provided in the event no Parent Representative responds within such forty-eight hour period; (ii) such action is expressly required to be taken by this Agreement; or (iii) set forth in Part 4.2 of the Disclosure Schedule.

4.3No Negotiation. During the Pre-Closing Period, the Company shall not, and the Company shall not authorize or permit, any of the Acquired Entities or any Representative of any of the Acquired Entities to: (a) solicit, or encourage or facilitate the initiation or submission of, any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain, consider or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. The Company shall promptly (and in any event within 24 hours of receipt thereof) provide Parent with: (i) an oral and a written description of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by any Acquired Entity or by any of the Acquired Entities’ Representatives from any Person (other than Parent), including in such description the identity of the Person from which such expression of interest, inquiry, proposal or offer was received; and (ii) a copy of each written communication and a complete summary of each other communication transmitted on behalf of such Person or any of such Person’s Representatives to any Acquired Entity or any of the Acquired Entities’ Representatives.

4.4Treatment of Certain Benefit Plans. The Company shall take (or cause to be taken) all actions necessary or appropriate to keep in effect and in good standing through the Closing each Acquired Entity Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (each, a “401(k) Plan”).

4.5Termination/Amendment of Agreements and Release of Encumbrances. The Company shall use commercially reasonable efforts to: (a) cause the agreements identified in Schedule 4.5(a) to be terminated effective as of the Effective Time and (b) take, or cause to be taken, all actions necessary to secure the termination and release of any and all Encumbrances

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upon the assets or properties of the Acquired Entities; in each case in form and substance reasonably satisfactory to Parent.

4.6Communications with Employees. Following the date of this Agreement, the parties shall jointly announce the transactions contemplated by this Agreement to the Acquired Entity Service Providers (the “Joint Announcement”), and the Company shall facilitate the delivery of the Employment Offer Letters provided by Parent pursuant to Section 4.9. Thereafter, the Company shall not communicate (and the Company shall ensure that none of the Acquired Entities and no Representative of any Acquired Entity communicates) with Acquired Entity Service Providers regarding post-Closing employment matters with Parent or any Subsidiary or Affiliate of Parent, including post-Closing employee benefit plans and compensation in a manner that is intentionally inconsistent with the Joint Announcement, the Employment Offer Letters, or any other press release or communication mutually agreed by Parent and the Company.

4.7Tail Insurance. Prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”) for the Acquired Entities’ directors and officers, which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company.

4.8Payoff Letters and Invoices; Estimated Merger Consideration Certificate.

(a)At least three (3) Business Days prior to the Closing Date, the Company shall, to the extent applicable, deliver to Parent an accurate and complete copy of: (a) one or more payoff letters, each dated no more than five Business Days prior to the Closing Date, with respect to all outstanding Indebtedness of the Acquired Entities, to: (i) satisfy such Indebtedness as of the Closing; and (ii) terminate and release any Encumbrances related thereto and (b) a properly completed and duly executed IRS Form W-9, or appropriate version of IRS Form W-8, as applicable, from each Person entitled to payment of Indebtedness or Company Transaction Expenses in connection with the Closing.

(b)At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent an estimated Merger Consideration Certificate, in form and substance reasonably satisfactory to Parent and setting forth the information required by Section 1.3(b)(v) on an accompanying spreadsheet, together with documentation, reasonably satisfactory to Parent, in support of the calculation of the amounts set forth in the estimated Merger Consideration Certificate.

(c)Nothing in this Section 4.8 shall limit any rights of any Parent Indemnitee as set forth in Section 10.

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4.9Employment Agreements and Termination of Non-Continuing Employees. Parent shall provide offer letters of continuing at-will employment, along with other customary employee documents; provided, however, that in the case of certain non-U.S. Acquired Entity Employees, Parent may extend the offer of a new employment contract with Parent’s local entity or provide a notice or confirmatory acknowledgment that their employment will continue under the existing terms and conditions of employment (each, an “Employment Offer Letter”), within two (2) Business Days following Parent’s public announcement of the transactions contemplated by this Agreement, to certain Acquired Entity Employees as Parent determines (the “Offered Employees”); in any case, Parent may request acknowledgment that such Acquired Entity Employees will be governed by Parent’s code of conduct, policies and training requirements. Effective as of immediately prior to the Closing, the Company shall terminate, to the extent that it is able to do so in compliance with applicable Legal Requirements, the employment of each Acquired Entity Employee who is not a Continuing Employee (each such Person, a “Non-Continuing Employee”) and shall use commercially reasonable efforts to obtain a separation agreement and general release of claims from such individuals in favor of each Acquired Entity and their Affiliates and Representatives. All contractors shall continue providing services to the applicable Acquired Entity unless Parent requests that the service of any such contractors be terminated, in which case the Company shall terminate the engagement of such contractors prior to the Closing and any costs associated with such terminations shall constitute Company Transaction Expenses. Any non-U.S. Acquired Entity Employee who is provided with an Employment Offer Letter and continues to be an employee of any Acquired Entity, Parent or any Affiliate thereof shall be a “Non-U.S. Continuing Employee” regardless of whether such individual’s employment or service to any Acquired Entity is deemed to have been terminated as of the Closing, pursuant to local Legal Requirements or otherwise. The Company shall be responsible for the payment of all final payments, wages, salary and benefits and other remuneration, including, any severance, bonus, accrued vacation, payment in lieu of notice period (including, but not limited to, any payments owed under the WARN Act) and vacation pay or other payments or amounts, due to Non-Continuing Employees, whether under Legal Requirements or Contract (the “Non-Continuing Employee Compensation”) with respect to their services as employees of the Acquired Entities and the termination of their employment, and all such payments shall be made to each Non- Continuing Employee prior to the Closing Date and be considered Company Transaction Expenses; provided, that no such costs, expenses or payments shall be borne by the Company, and shall instead be Liabilities of Parent, to the extent arising out of the employment of any Non-U.S. Continuing Employee. No later than the Business Day prior to the Closing Date, the Company shall pay to each U.S. Acquired Entity Employee an amount equal to all accrued paid time off of each such Acquired Entity Employee as of the Closing Date, such that, as of the Closing, such Acquired Entity Employees shall have no accrued paid time off (such amount, in the aggregate, the “PTO Balance”).

4.10Retention Pool. Prior to the Effective Time, on the written request of Parent, the Company will grant a number of New Restricted Stock Units to Continuing Employees from the shares remaining available for issuance under the New Stock Plan having an aggregate economic value equal to $30,000,000 (the “Retention Pool”). Any such New Restricted Stock Units shall be allocated to Continuing Employees as determined by Parent, in its sole discretion, after consultation with the Company. All New Restricted Stock Units shall be issued solely to those Persons who are Offered Employees and in the amounts set forth in such allocation and shall be issued without consideration and shall vest over a four year period. The number of New

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Restricted Stock Units subject to any individual grant shall be expressed as a dollar value, which such value shall be converted into a number of shares of Company Common Stock no later than immediately prior to the Effective Time by dividing (a) the specified dollar value of the applicable grant of New Restricted Stock Units by (b) the Per Share Amount. Any New Restricted Stock Units that are outstanding as of the Effective Time shall be treated in accordance with Section 1.6(c). The New Restricted Stock Units shall vest as follows: 25% of the total number of New Restricted Stock Units subject to a given grant shall vest on September 20, 2021 and 1/16th of the total number of New Restricted Stock Units subject to a given grant shall vest quarterly thereafter, subject to the occurrence of the Closing and the grantee’s continuous eligible service through and including the applicable vesting date.

4.11Joinder and Support Agreements; Option Conversion Agreements. Prior to the Closing Date, the Company shall request and use commercially reasonable efforts to obtain (a) Joinder and Support Agreements from all holders of Company Capital Stock and (b) Option Conversion Agreements from all holders of Company Options.

4.12Foreign Subsidiary Transfer. Prior to the Closing Date, the Company shall use commercially reasonable efforts to execute a duly stamped share transfer form by the individual identified in Schedule 1.3(b)(xx) in respect of his ownership in the Foreign Subsidiary in favor of a nominee of Parent.

5.Certain Covenants of the Parties

5.1Filings and Consents.

(a)Filings. The Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Body in connection with antitrust or related matters. Subject to the confidentiality provisions of this Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to comply with its obligations set forth in this Section 5.1(a). Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to the confidentiality provisions of this Agreement, the Company shall: (i) cooperate with Parent with respect to any required filings made by Parent in connection with the Merger; (ii) permit Parent to review (and consider in good faith the views of Parent in connection with) any documents before submitting such documents to any Governmental Body in connection with the Merger; and (iii) promptly provide Parent with copies of all filings, notices and other documents (and a summary of any oral presentations) made or submitted by any Acquired Entity with or to any Governmental Body in connection with the Merger.

(b)Efforts. Subject to Section 5.1(c), Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement as promptly as practicable. Without limiting the generality of the foregoing, but subject to Section 5.1(c), Parent and the Company: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection

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with the Merger and the other transactions contemplated by this Agreement; and (ii) shall use commercially reasonable efforts to obtain each Consent (including those set forth on Schedule 7.3(b)(ii)) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement.

(c)Limitations. Notwithstanding anything to the contrary contained in Section 5.1(b) or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement, and the Company shall not agree or commit (without the prior written consent of Parent): (i) to divest or agree to divest (or cause any of its Subsidiaries or Affiliates to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries or Affiliates to take or agree to take) any other action or to agree (or cause any of its Subsidiaries or Affiliates to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (ii) to contest any Legal Proceeding brought against the Company by a Governmental Body relating to the Merger or any of the other transactions contemplated by this Agreement.

5.2Stockholder Consent.

(a)Information Statement. As promptly as practicable (and in any event within five (5) Business Days) after the execution of this Agreement, the Company shall, in accordance with its Charter Documents and applicable Legal Requirements, provide to its stockholders an Information Statement and other appropriate documents in connection with the obtaining of: (i) written consents of the stockholders of the Company in favor of the adoption and approval of this Agreement and approval of the other transactions contemplated by this Agreement; and (ii) waivers by the stockholders of the Company of their appraisal rights in connection with the Merger. The Company shall use commercially reasonable efforts to obtain such written consents and waivers from holders of all of the outstanding shares of each class and series of Company Capital Stock. The Information Statement shall: (A) include the unanimous recommendation of the board of directors of the Company in favor of the adoption and approval of this Agreement and the approval of the other transactions contemplated by this Agreement; (B) notify the stockholders of the receipt by the Company of the Required Merger Stockholder Votes and their appraisal rights pursuant to Section 262 of the DGCL; and (C) comply with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, the Information Statement and any other materials submitted to the Company’s stockholders in connection with the transactions contemplated by this Agreement shall be subject to prior review and reasonable comment by Parent and its advisors.

(b)Parachute Payments. The Company shall: (i) at least three (3) days prior to the Closing Date and at least one day prior to the 280G Vote, use commercially reasonable efforts to secure from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) who has received or has a right to receive any payments and/or benefits as a result of or in connection with the transactions contemplated herein that could be deemed to constitute “parachute payments” (within the meaning of Section

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280G of the Code and the regulations promulgated thereunder (“Section 280G”)) a waiver of such individual’s rights to retain or receive some or all of such payments and/or benefits (such waived payments and/or benefits, the “Waived Section 280G Payments”) applicable to such individual so that all remaining payments and/or benefits applicable to such individual shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G(b)(1) of the Code); and (ii) at least two days prior to the Closing Date, submit to its stockholders for approval, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and regulations thereunder, the Waived Section 280G Payments, such that the deduction of such payments and/or benefits will not be limited by the application of Section 280G and the excise tax under Section 4999 of the Code will not apply to such payments and/or benefits (such request for stockholder approval, the “280G Vote”). Prior to the Closing, the Company shall provide Parent with evidence reasonably satisfactory to Parent that either: (x) the requisite Company stockholder approval was obtained with respect to the Waived Section 280G Payments; or (y) the Company stockholder approval of the Waived Section 280G Payments was not obtained and that, as a consequence, such Waived Section 280G Payments shall not be made or provided. The Company shall provide to Parent for its review and approval (which shall not be unreasonably withheld, conditioned or delayed), at least two days prior to securing the waivers required by clause “(i)” hereof, copies of all documents prepared by the Company in connection with this Section 5.2(b), including the form of waiver agreement, stockholder information statement, stockholder voting materials, and parachute payment calculations prepared by the Company and/or its advisors.

5.3Reasonable Efforts. Prior to the Closing: (a) the Company shall use reasonable efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis; and (b) Parent and Merger Sub shall use reasonable efforts to cause the conditions set forth in Section 8 to be satisfied on a timely basis.

5.4S-8. Parent will cause the Parent Common Stock issuable upon exercise of the Assumed Options and settlement of assumed New Restricted Stock Units for which a Form S-8 registration statement is available to be registered with the SEC on Form S-8 on the Closing Date (assuming timely receipt of the Merger Consideration Certificate, all option and New Restricted Stock Unit documentation relating to the Assumed Options and New Restricted Stock Units outstanding immediately prior to the Effective Time that are assumed by Parent), will maintain the effectiveness of such registration statement for so long as such assumed Company Options and New Restricted Stock Units remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof. The Form S-8 registration statement shall not cover the shares of Parent Common Stock subject to any Company Options or New Restricted Stock Units assumed by Parent that are held by Persons who do not become employees of Parent or a subsidiary of Parent at the Effective Time or do not otherwise have a service relationship with Parent or a subsidiary of Parent at the Effective Time.

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5.5Employee Matters.

(a)Subject to Legal Requirements, nothing in this Agreement shall confer upon any Continuing Employee or other service provider any right to continue in the employment or service of Parent, any Acquired Entity or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of Parent, any Acquired Entity or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee or other service provider at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, any Acquired Entity or any of their respective Affiliates; or (ii) alter or limit the ability of Parent, any Acquired Entity or any of their respective Affiliates to amend, modify or terminate any “employee benefit plan” as defined in Section 3(3) of ERISA or any other compensation or benefit or employment plan, program, agreement or arrangement after the Effective Time. The provisions of this Section 5.5 are for the sole benefit of the parties to this Agreement, and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of its Affiliates), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 5.5 under or by reason of any provision of this Agreement.

(b)Following the Closing, and subject to applicable Legal Requirements, Parent shall use commercially reasonable efforts to treat the service of the Continuing Employees with the Acquired Entities attributable to any period before the Effective Time as service rendered to Parent or any Subsidiary or Affiliate of Parent for purposes of eligibility, vesting and determination of the level of benefits under Parent’s vacation, severance, health and welfare, and defined contribution plans (in each case, to the extent (i) the Continuing Employee is otherwise eligible to participate in such plan and (ii) such treatment is permissible under the Parent’s plans), except where credit would result in duplication of benefits. As a condition to Parent’s obligation under this Section 5.5(b), the Company shall provide Parent or its designee with all information reasonably requested and necessary to allow Parent or its designee to comply with such obligation. With respect to each health or welfare benefit plan maintained by Parent or the Surviving Corporation for the benefit of Continuing Employees, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to (A) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (B) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Acquired Entity Employee Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Effective Time occurs, in each case only to the extent permitted by applicable Legal Requirements and the applicable plan(s).

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(c)As soon as practicable following the Effective Time, subject to applicable Legal Requirements, for a period of not less than 12 months after the Closing Date (or if shorter, during the period of employment), Parent shall, or shall cause the applicable employing Subsidiary of Parent (including the Surviving Corporation or the Foreign Subsidiary) to, use commercially reasonable efforts to permit each Acquired Entity Employee who continues employment with Parent or the Surviving Corporation following the Effective Time (each, a “Continuing Employee”) to enroll in Parent’s employee benefit plans or the employee benefit plans of the applicable employing Subsidiary (together, “Parent Plans”) provided to similarly situated employees of Parent or the applicable employing Subsidiary (taking into account relevant factors including the Continuing Employee’s level of responsibilities and geographic location), to the extent permitted by the terms of, and to the extent the applicable employees are eligible to enroll in, such Parent Plans.

5.6Company Indemnification Provisions.

(a)If the Merger is consummated, then, until the sixth anniversary of the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers (the “Covered Persons”) pursuant to indemnification agreements with the Company in effect on the date of this Agreement and set forth in Schedule 5.6, and pursuant to the Charter Documents in effect as of the date of this Agreement (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time. Any claims for indemnification made under this Section 5.6 on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof.

(b)This Section 5.6 shall survive the consummation of the Merger, is intended to benefit each Covered Person, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Covered Persons, who are express third party beneficiaries of this Section 5.6; provided, however, that recourse shall first be against the D&O Tail Policy until it is exhausted before recovery against Parent shall take place.

(c)Notwithstanding anything to the contrary herein, the obligations under this Section 5.6 shall not be terminated or modified in a manner as to adversely affect any Covered Person without the consent of such affected Covered Person.

6.Tax Matters

6.1Transfer Taxes. The liability for all transfer, documentary, sales, use, stamp, registration and other such similar Taxes, and all conveyance fees, recording charges and other similar fees and incurred in connection with consummation of the transactions contemplated hereby (“Transfer Taxes”), shall be borne fifty percent (50%) by the Effective Time Holders and fifty percent (50%) by Parent; provided, however, that any non-U.S. Taxes imposed on a deemed

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sale of a Subsidiary of the Company (or a deemed sale of the Subsidiary’s assets) upon the sale of the Company, shall be borne entirely by the Effective Time Holders. The parties shall cooperate with each other in connection with the filing of any Tax Returns relating to Transfer Taxes, including joining in the execution of any such Tax Return or other documentation where necessary. Parent and Effective Time Holders shall, upon request of the other party, use their commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes. The party required by applicable law to file any Tax Return relating to Transfer Taxes shall be responsible for preparing and timely filing all such Tax Returns.

6.2Tax Returns.

(a)During the Pre-Closing Period, the Acquired Entities shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Acquired Entities with a due date on or prior to the Closing Date (taking into account all extensions properly obtained), and the Acquired Entities shall remit or cause to be remitted any Taxes due in respect of such Tax Returns; provided, however, the Acquired Entities will submit any such Tax Returns that report income Taxes or other material Taxes to Parent for review and comment at least 20 days prior to the due date for filing such Tax Return, and will consider in good faith any reasonable comments received in writing within 10 days of the Acquired Entity’s delivery of such Tax Return to Parent.

(b)Parent shall prepare and timely file, or cause to be prepared and timely filed (taking into account all extensions properly obtained) all Tax Returns of the Acquired Entities that are first due after the Closing Date and that relate in whole or in part to a Pre-Closing Tax Period (“Parent Prepared Return”). To the extent any Parent Prepared Return relates in whole or part to a Pre-Closing Tax Period, each such Parent Prepared Return shall be prepared in a manner consistent with the past practice of the Acquired Entities, except where Parent determines in good faith that preparing such Parent Prepared Returns in such manner could be inconsistent with applicable Legal Requirements. In the event that any Parent Prepared Returns shows any material Pre-Closing Taxes that may form the basis for a claim of indemnification against the Effective Time Holders pursuant to this Agreement, Parent will submit such Parent Prepared Return to the Securityholders’ Agent for review and comment at least 20 days prior to the due date (or, if such Parent Prepared Returns are required to be filed within 20 days after the date this Agreement is signed, as soon as practicable after such date) (taking into account all extensions properly obtained) for filing such Parent Prepared Return, and Parent shall consider in good faith any reasonable comments received in writing from the Securityholders’ Agent within 10 days of Parent’s delivery of such Parent Prepared Return to the Securityholders’ Agent; provided, however, that any failure to so submit a Parent Prepared Return shall not relieve the Effective Time Holders of any liability for Pre-Closing Taxes with respect to such Parent Prepared Return (except to the extent the Effective Time Holders are materially prejudiced by such failure).

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6.3Post-Closing Tax Actions. Unless required by applicable Legal Requirements, Parent and the Company shall not (x) amend any Tax Return of the Company with respect to a Pre-Closing Tax Period, make any voluntary disclosures with respect to Taxes for Pre-Closing Tax Periods, or make any Tax election that has retroactive effect on any Pre-Closing Tax Period, in each case, without first consulting with the Securityholders’ Agent in good faith, or (y) take any action after the Closing on the Closing Date outside the ordinary course of business not contemplated by this Agreement without the prior consent of the Securityholders’ Agent (not to be unreasonably withheld, conditioned or delayed), in each case, to the extent any such action would reasonably be expected to increase the Effective Time Holders’ liability for Pre-Closing Taxes under Section 10.2(a).

6.4Assistance and Cooperation. After the Closing Date, each of Securityholders’ Agent and Parent shall (and shall cause their respective Affiliates to):

(a)timely sign and deliver such certificates or forms as may be reasonably requested and necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Transfer Taxes;

(b)reasonably assist the other party in preparing any Tax Returns of the Acquired Entities;

(c)cooperate fully in preparing for and defending any audits of, or disputes with taxing authorities regarding, any Taxes or Tax Returns of any Acquired Entity;

(d)make available to the other party and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of any Acquired Entity; and

(e)furnish the other party with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period; provided, that, Parent shall only be obliged to furnish copies of such correspondence to Securityholders’ Agent to the extent such audit or information request relates to Taxes for which the Effective Time Holders may be liable under the terms of this Agreement, and in no event shall the Securityholders’ Agent be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Parent or its Affiliates.

6.5Termination of Tax Allocation Arrangements. Any Tax allocation, Tax indemnity or Tax sharing agreement between an Acquired Entity, on the one hand, and any Person (other than another Acquired Entity), on the other hand, shall be terminated as to the applicable Acquired Entity on or prior to the Closing, and after the Closing no Acquired Entity shall have any liability thereunder.

6.6Ownership Changes. Prior to the Closing, the Company, and, after the Closing, the Securityholders’ Agent and the Effective Time Holders, agree to cooperate with Parent and provide any factual information in their possession or that can be obtained using commercially reasonable efforts and is reasonably requested by Parent to determine the limitations, if any, on

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the Company’s Tax attribute carryforwards under Sections 382, 383 and 384 of the Code. Without limiting the generality of the foregoing, such information may include: (a) information regarding the ownership of the equity of the Company from the time the Company was formed through the Closing Date (including any capitalization tables, option tables or redemption tables with respect to the equity of the Company showing the ownership of Company stock and/or options, the dates any such stock and/or options were issued or transferred, and the prices and (if applicable) strike prices at which any such stock and/or options were issued), (b) information regarding any relationships between and/or among the holders of stock and/or options in the Company, (c) any valuation-type spreadsheets, memoranda, offering documents, board’s resolutions or similar materials of the Company that have been prepared by or for the Company in connection with any stock offerings, option issuances, changes in option pricing or redemptions, if any, and (d) any written analysis that has been conducted regarding whether there is any limitation on its carryforwards under the foregoing Code sections.

6.7Straddle Period. In the case of any Straddle Period, the amount of any Taxes (a) based on or measured by income, receipts or payroll of the Acquired Entities, (b) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property or (c) sales and use taxes, value-added taxes, employment taxes, withholding taxes or similar Taxes for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date) (provided, however, that any exemptions or allowances that are calculated on an annual or other periodic basis shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each such period), and the amount of other Taxes of the Acquired Entities that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such taxable period. For the avoidance of doubt, for purposes of allocating Taxes imposed under Section 951A of the Code in respect of the Foreign Subsidiary, the “qualified business asset investment” (as such term is used in Section 951A(d) of the Code) in respect of the Pre-Closing Tax Period shall equal the product of (i) the Foreign Subsidiary’s “qualified business asset investment” (as defined in Section 951A(d)(1) of the Code) for the taxable year of the Foreign Subsidiary that includes the Closing Date (determined as though such taxable year ended on the Closing Date), and (ii) a fraction, the numerator of which is the number of days in the portion of such taxable year ending on the Closing Date and the denominator of which is the total number of days in such taxable year.

7.Conditions Precedent to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

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7.1Accuracy of Representations. Each of the: (a) Fundamental Representations (other than the representations and warranties set forth in Section 2.3) shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representations and warranties which by their nature are made as of a specific earlier date); (b) representations and warranties set forth in Section 2.3 shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representations and warranties which by their nature are made as of a specific earlier date), other than de minimis inaccuracies; and (c) other representations and warranties made by the Company in this Agreement (i) that are not qualified by materiality, Material Adverse Effect or similar qualifications shall have been accurate in all material respects as of the date of this Agreement and the Closing Date as if made on and as of the Closing Date (other than any such representations and warranties which by their nature are made as of a specific earlier date) and (ii) that are qualified by materiality, Material Adverse Effect or similar qualifications shall have been accurate in all respects as of the date of this Agreement and the Closing Date as if made on and as of the Closing Date (other than any such representations and warranties which by their nature are made as of a specific earlier date).

7.2Performance of Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3Governmental and Other Consents.

(a)Governmental Consents. All filings with and Consents of any Governmental Body required to be made or obtained in connection with the transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect, any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement shall have expired or been terminated.

(b)Other Consents. Parent shall have received evidence satisfactory to Parent that all Consents identified in Schedule 7.3(b) shall have been obtained, in form and substance reasonably satisfactory to Parent, and such Consents shall be in full force and effect.

7.4No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing.

7.5Stockholder Approval. This Agreement shall have been duly adopted and approved by at least 92% of the Company’s Capital Stock, and such adoption and approval shall not have been withdrawn, rescinded or otherwise revoked. Not more than 8% of the outstanding shares of Company Capital Stock shall constitute (or be or be eligible to become) Dissenting Shares.

7.6Officer’s Certificate. Parent shall have received a certificate duly executed on behalf of the Company by the chief executive officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 7.1, 7.2, 7.4 and 7.5 have been duly satisfied (the “Company Closing Certificate”).

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7.7Closing Documents. Parent shall have received the deliverables contemplated by Section 1.3 to be delivered by the Company at Closing. The Non-Competition Agreements, the Key Employee Offer Letters and the Holdback Agreements, each of which was delivered to Parent concurrently with the execution of this Agreement, shall remain in full force and effect.

7.8No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect; and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Merger that makes the Merger illegal.

7.9No Legal Proceedings. No Governmental Body and no other Person shall have commenced or threatened to commence any Legal Proceeding: (a) challenging the Merger or any of the other transactions contemplated by this Agreement or seeking the recovery of damages in connection with the Merger or any of the other transactions contemplated by this Agreement; (b) seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Merger Sub or any of the Acquired Entities; (c) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement; or (d) seeking to compel any of the Acquired Entities, Parent or any Affiliate of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

7.10Section 280G Stockholder Approval. Any agreements, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that may not be deductible by reason of Section 280G or that could be subject to an excise tax under Section 4999 of the Code shall have been approved by stockholders of the Company holding the number of shares of Company Capital Stock required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and all applicable regulations (whether proposed or final) relating to Section 280G, or, in the absence of such stockholder approval, each Person who would otherwise have been entitled to any such payments or benefits shall have duly executed and delivered to Parent the waiver referred to in Section 5.2(b).

7.11Termination of Employee Plans. The Company shall have provided Parent with evidence reasonably satisfactory to Parent as to the termination of the Acquired Entity Employee Plans required to be terminated pursuant to Section 4.4.

7.12Tail Insurance. The Company shall have provided Parent with evidence reasonably satisfactory to Parent of the purchase of the D&O Tail Policy in accordance with Section 4.7.

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8.Conditions Precedent to Obligations of the Company

The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:

8.1Accuracy of Representations. The representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate in all material respects as of the date of this Agreement and the Closing Date as if made on and as of the Closing Date (other than any such representations and warranties which by their nature are made as of a specific earlier date), except where the failure of the representations and warranties of Parent and Merger Sub to be accurate in all material respects would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded.

8.2Performance of Covenants. The covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3Governmental Consents. All filings with and Consents of any Governmental Body required to be made or obtained in connection with the transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect, any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement shall have expired or been terminated.

8.4Officer’s Certificate. The Company shall have received a certificate duly executed on behalf of Parent by an officer of Parent and containing the representation and warranty of Parent that the conditions set forth in Sections 8.1 and 8.2 have been satisfied.

8.5Stockholder Approval. This Agreement shall have been duly adopted and approved by the Required Merger Stockholder Votes.

8.6No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect; and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Merger by any Governmental Body that makes consummation of the Merger illegal.

9.Termination

9.1Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption and approval of this Agreement by the Company’s stockholders):
(a)by the mutual written consent of Parent and the Company;

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(b)by either Parent or the Company, if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on the date that is 60 days after the date of this Agreement (the “End Date”); provided, however, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the End Date results from, or is caused by, a material breach by such party of any of its representations, warranties, covenants or agreements contained herein;

(c)by Parent or the Company if: (i) a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Body that would make consummation of the Merger illegal;

(d)by Parent if (i) the Company has breached any representations or warranties of the Company contained in this Agreement such that any representations or warranties of the Company are inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1 would not be satisfied; (ii) the Company has breached any of the covenants of the Company contained in this Agreement such that the condition set forth in Section 7.2 would not be satisfied or (iii) any Material Adverse Effect shall have occurred; provided, however, that if an inaccuracy in any of the representations and warranties of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company, or occurrence of a Material Adverse Effect, is curable by the Company through the use of reasonable efforts prior to the End Date and within twenty (20) Business Days after Parent notifies the Company in writing of the existence of such inaccuracy, breach or occurrence (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 9.1(d) as a result of such inaccuracy, breach or occurrence prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(d) with respect to such inaccuracy, breach or occurrence if such inaccuracy, breach or occurrence is cured prior to the expiration of the Company Cure Period);

(e)General. It is expressly acknowledged and agreed that the 20 year statute of limitations contemplated by Section 8106(c) of Title 10 of the Delaware Code shall not apply to this Agreement or any of the Transactions.

(f)by the Company if: (i) the Parent has breached any representations or warranties of the Company contained in this Agreement such that any representations or warranties of the Parent are inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 8.1 would not be satisfied; or (ii) if the Parent has breached any of Parent’s covenants contained in this Agreement such that the condition set forth in Section 8.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent through the use of reasonable efforts prior to the End Date and within

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twenty (20) Business Days after the Company notifies Parent in writing of the existence of such inaccuracy, breach or occurrence (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 9.1(e) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent, during the Parent Cure Period, continues to exercise reasonable efforts to cure such inaccuracy, breach or occurrence (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(e) with respect to such inaccuracy, breach or occurrence if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period); or

(g)by Parent if any of the Required Merger Stockholder Votes are not obtained within twenty-four (24) hours after the execution of this Agreement.

9.2Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 9.1, Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 9.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

9.3Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or other liability arising from any knowing and willful breach by such party of any provision contained in this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 11.

10. Indemnification, Etc.

10.1Survival of Representations, Etc.

(a)General Survival. Subject to Section 10.1(b) and Section 10.1(d), the representations and warranties made by the Company in this Agreement and the representations and warranties set forth in the Company Closing Certificate and the Merger Consideration Certificate (in each case other than the Fundamental Representations) shall survive the Effective Time until 11:59 pm (Pacific time) on the date that is 15 months following the Closing Date (the “Expiration Date”); provided, however, that if, at any time on or prior to the Expiration Date, any Parent Indemnitee delivers to the Securityholders’ Agent a Claim Notice in accordance with Section 10.5 alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Expiration Date until such time as such claim is fully and finally resolved.

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(b)Fundamental Representations. Notwithstanding anything to the contrary contained in Section 10.1(a), but subject to Section 10.1(d), the Fundamental Representations shall survive until 30 days after the earlier of (i) six (6) years following the Closing Date and (ii) the expiration of the applicable statute of limitations; provided, however, that if, at any time on or prior to the such expiration date, any Parent Indemnitee delivers to the Securityholders’ Agent a Claim Notice in accordance with Section 10.5 alleging the existence of an inaccuracy in or a breach of any Fundamental Representations and asserting a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the such expiration date until such time as such claim is fully and finally resolved.

(c)Parent Representations. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Effective Time, and any liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease.

(d)Fraud or Intentional Misrepresentation. Notwithstanding anything to the contrary contained in Sections 10.1(a) and 10.1(b), the limitations set forth in Sections 10.1(a) and 10.1(b) shall not apply in the event of any fraud or intentional misrepresentation.

(e)Representations Not Limited. The Company and the Effective Time Holders have agreed that the Parent Indemnitees’ rights to indemnification, compensation and reimbursement contained in this Section 10 relating to the representations, warranties, covenants and obligations of the Company shall not be waived, limited or otherwise affected by or as a result of (and the Parent Indemnitees shall be deemed to have relied upon such representations, warranties, covenants or obligations notwithstanding) any knowledge on the part of any of the Parent Indemnitees (regardless of whether obtained through any investigation by any Parent Indemnitee or through disclosure by the Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement) or by reason of the fact that a Parent Indemnitee knew or should have known that any representation or warranty is or might be inaccurate or untrue.

(f)Disclosure Schedule. For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in this Agreement.

10.2 Indemnification.

(a)Indemnification. From and after the Effective Time (but subject to Section 10.1), each Effective Time Holder shall, severally and not jointly, hold harmless and indemnify each of the Parent Indemnitees from and against, and shall compensate and reimburse each of the Parent Indemnitees for, such Effective Time Holder’s Aggregate Pro Rata Share of any Damages that are suffered or incurred by any of the Parent Indemnitees (regardless of whether or not such Damages relate to any third party claim) to the extent arising out of or resulting from:
(i)any inaccuracy in or breach of any representation or warranty made by the Company in Section 2 of this Agreement or in the Company Closing Certificate;

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(ii)regardless of the disclosure of any matter set forth in the Disclosure Schedule, any Pre-Closing Taxes (except to the extent such Pre-Closing Taxes reduced the Purchase Price by reason of inclusion in the Closing Indebtedness Amount or Company Transaction Expenses);

(iii) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in any information, or breach of any representation or warranty, set forth in the Merger Consideration Certificate or in the Estimated Statement, including any failure to properly calculate the Company Transaction Expenses, the Closing Indebtedness Amount, the Purchase Price, the Aggregate Exercise Price, the Holdback Amount, the Pro Rata Portion and the Per Share Amount (but excluding the calculation of Net Working Capital and any other Final Dispute Items, which shall be finally resolved pursuant to Section 1.10(f));

(iv) (A) any breach of any covenant or obligation of the Company in this Agreement required to be performed prior to the Effective Time or (B) any breach of any covenant of the Securityholders’ Agent in this Agreement;

(v)regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim asserted or held by any current, former or alleged securityholder of any Acquired Entity: (A) relating to this Agreement, any other agreement entered into in connection with this Agreement, the Merger or any of the other transactions contemplated hereby or thereby; or (B) alleging that such Person is owed or entitled to any consideration other than as set forth in the Merger Consideration Certificate;

(vi) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim or right asserted or held by any person who is or at any time was an officer, agent, employee or member of the board of directors or managers (or similar body) of any Acquired Entity (against the Surviving Corporation, against Parent, against any Affiliate of Parent or against any other Person) involving a right or entitlement or an alleged right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy (under the Charter Documents, under any indemnification agreement or similar Contract, under any applicable Legal Requirement or otherwise) with respect to any act or omission (including any alleged breach of fiduciary duties) on the part of such person or any event or other circumstance that arose, occurred or existed at or prior to the Effective Time, including any amount payable by a Parent Indemnitee pursuant to the Company Indemnification Provisions;

(vii)the exercise by any stockholder of the Company of such stockholder’s appraisal rights under the DGCL, including all costs and expenses incurred by the Company or Parent in connection with any Legal Proceeding or settlement in connection therewith (it being understood that if a final determination of the fair value of any Dissenting Shares is made by a court of competent jurisdiction in connection with any such exercise of appraisal rights,

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then the only portion of such fair value to be included in calculation of the Damages incurred as a result of such exercise is the amount, if any, by which such fair value exceeds what otherwise would have been payable by Parent with respect to such Dissenting Shares in accordance with Section 1.5 hereof had they not been Dissenting Shares);

(viii)regardless of the disclosure of any matter set forth in the Disclosure Schedule, any fraud or intentional misrepresentation on the part of any Acquired Entity, any Effective Time Holder or any Representative of any of the foregoing in connection with this Agreement or the Merger; provided, however, that no Effective Time Holder shall be subject to the indemnification obligations under this Section 10.2(a)(viii) with respect to any fraud or intentional misrepresentation on the part of any other Effective Time Holder or his, her or its Representatives; and

(ix) any claim or Legal Proceeding alleging a breach that if true, would otherwise entitle a Parent Indemnitee to indemnification for Damages pursuant to clauses “(i)” through “(viii)” above, inclusive (including any Legal Proceeding commenced by any Parent Indemnitee for the purpose of enforcing any of its rights under this Section 10).

(b)Damage to Parent. The parties acknowledge and agree that, if the Surviving Corporation or any of the Acquired Entities suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation or any of the Acquired Entities as a Parent Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation or any Acquired Entity, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

10.3Limitations.

(a)Baskets.

(i)Subject to Section 10.3(b), the Effective Time Holders shall not be required to make any indemnification payment pursuant to Section 10.2(a)(i) or Section 10.2(a)(ix) (to the extent pertaining to a matter pursuant to Section 10.2(a)(i)) until such time as the total amount of all indemnifiable Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the Parent Indemnitees exceeds $1,000,000 in the aggregate (the “Basket Amount”). If the total amount of such Damages exceeds the Basket Amount, then the Parent Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages (subject to the other limitations herein), and not merely the portion of such Damages exceeding the Basket Amount.

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(ii)Subject to Section 10.3(b), a Parent Indemnitee may not recover pursuant to Section 10.2(a) for any individual claim for which the Damages relating thereto are less than $25,000 (the “De Minimis Amount”); provided, however, that the foregoing shall not prohibit a Parent Indemnitee from recovering for any series of claims, arising out of the same facts, with respect to which the aggregate underlying Damages exceed the De Minimis Amount.

(b)Applicability of Certain Limitations. The limitations set forth in Section 10.3(a)(i) shall not apply (and shall not limit the indemnification or other obligations of any Effective Time Holder): (i) in the event of fraud or intentional misrepresentation or (ii) to inaccuracies in or breaches of any of the Fundamental Representations. The limitations in Section 10.3(a)(ii) shall not apply (and shall not limit the indemnification or other obligations of any Effective Time Holder): (i) to inaccuracies in or breaches of any of the representations and warranties made by the Company set forth in Section 2.14 (Taxes), or (ii) to Pre-Closing Taxes.

(c)Recourse to Escrow Fund. Subject to Section 10.3(d), recourse by the Parent Indemnitees to the Escrow Fund shall be the Parent Indemnitees’ sole and exclusive remedy under this Agreement for Damages resulting from the matters referred to in Section 10.2(a)(i) and Section 10.2(a)(ix) (to the extent pertaining to a matter set forth in Section 10.2(a)(i)). The Escrow Fund shall be first recourse for Damages for all other matters referred to in Section 10.2(a) to the extent that the Escrow Fund is then available;

(d)Indemnification Cap. Subject to Section 11.3, the total amount of indemnification payments that each Effective Time Holder can be required to make to the Parent Indemnitees pursuant to Section 10.2 (including the amount, if any, that was withheld from such Effective Time Holder as a contribution to the Escrow Fund pursuant to the terms of Section 1.5(c), and paid to Parent or any other Parent Indemnitee out of the Escrow Fund) shall (a) be limited to such Effective Time Holder’s Aggregate Pro Rata Share of such Damages and (b) not exceed the portion of the aggregate Merger Consideration actually received by such Effective Time Holder pursuant to Sections 1.5(a), 1.6(a) and 1.6(d) (without regard to any Taxes deducted or to be deducted); provided, however, that for the avoidance of doubt, the foregoing shall not limit or otherwise restrict the right of any Parent Indemnitee to pursue remedies under any other agreement entered into in connection with the Merger or the transactions contemplated by this Agreement against the parties thereto.

(e)Exclusion of Materiality Qualifiers. For purposes of determining (i) whether there has been an inaccuracy in or breach of any representation or warranty (provided, that, for purposes of this subsection (i), references to “Material Adverse Effect” shall not be disregarded in Section 2.6(a)) and (ii) the amount of any Damages resulting from the breach or inaccuracy of any representation or warranty, the parties agree that all references to “material,” “materially,” “in all material respects” or “materiality,” or to whether a breach would have a Material Adverse Effect, will be disregarded, in all cases, except for references to “Material Contract”.

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(f)Pre-Closing Taxes and Tax Attributes. Notwithstanding anything in this Agreement to the contrary, (i) indemnification hereunder for Damages with respect to breaches of a representation or warranty contained in Section 2.14 (other than with respect to a breach of any representation or warranty set forth in Sections 2.14(d), (e), (f), (g), (h), (i) (solely in respect of clauses (i) and (ii) of the second sentence therein), (k), (l), (n), (o), (p), (s), (t), and (v)) shall be limited to Taxes attributable to Pre-Closing Tax Periods, and (ii) no Acquired Entity makes any representations or warranties regarding the ability of Parent or any of its Affiliates (including the Surviving Corporation) to utilize any Tax asset or attribute of the Acquired Entities (e.g., net operating losses) in a Tax period (or portion thereof) beginning after the Closing Date.

(g)No Double Recovery. No Parent indemnitee shall be entitled to double recovery for any indemnifiable Damages even though such Damages may (i) be recoverable under more than one provision of Section 10.2 or under Section 1.10 or (ii) have resulted from the breach of more than one of the representations, warranties, agreements and covenants in this Agreement; provided, however, that the foregoing limitation shall not prevent a Parent Indemnitee from recovering all Damages to which it is entitled hereunder directly arising out of the same set of facts and circumstances notwithstanding the fact that an indemnification claim for such Damage is based upon more than one representation, warranty, agreement or covenant.

(h)Mitigation. The Parent Indemnitees shall mitigate Damages to the extent required by applicable Legal Requirements, it being understood that any out-of-pocket costs incurred by a Parent Indemnitee in connection with any mitigation undertaken pursuant to this Section 10.3(h) shall constitute Damages to the extent that the underlying Damages are indemnifiable hereunder. Notwithstanding the foregoing, this Section 10.3(h) shall not apply to indemnifiable Damages relating to Taxes, and the Parent Indemnitees shall have no obligations under this Section 10.3(h) with respect thereto.

(i)Insurance Proceeds. For purposes of calculating or determining the amount of Damages, there shall be deducted from any Damages an amount equal to the amount of any proceeds actually received by any Parent Indemnitee from any third-party insurer or from any other third parties in connection with such Damages (net of any costs and reasonable, out-of-pocket expenses of recovery or collection thereof and any deductible or premium associated therewith to the extent paid or payable); provided, however, that none of the Parent Indemnitee shall have any obligation to (i) seek recovery against any insurance policies (other than the D&O Tail Policy), or (ii) obtain insurance coverage or other third party protection with respect to any particular matter.

10.4No Contribution. Each Effective Time Holder waives, and acknowledges and agrees that such Effective Time Holder shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or advancement of expenses or other right or remedy against the Surviving Corporation or any Acquired Entity in connection with any indemnification obligation of such Effective Time Holder pursuant to Section 10.
10.5Claim Procedures. Any claim for indemnification, compensation or reimbursement pursuant to Section 10 (and, at the option of any Parent Indemnitee, any claim based upon fraud or intentional misrepresentation committed by an Effective Time Holder) shall be brought and resolved exclusively as follows:

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(a)If any Parent Indemnitee has or claims in good faith to have incurred or suffered, or reasonably believes in good faith that it may incur or suffer, Damages for which it is or may be entitled to indemnification, compensation or reimbursement under this Section 10, such Parent Indemnitee may deliver a written claim notice (a “Claim Notice”) to the Securityholders’ Agent (subject at all times to the applicable survival periods and indemnification limitations under this Section 10). Each Claim Notice shall: (i) contain a brief description in reasonable detail of the facts and circumstances supporting the Parent Indemnitee’s claim; and (ii) contain a non-binding, preliminary, good faith estimate of the amount to which the Parent Indemnitee might be entitled (the aggregate amount of such estimate, as it may be modified by the Parent Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”).

(b)During the 30-day period commencing upon receipt by the Securityholders’ Agent of a Claim Notice from a Parent Indemnitee (the “Dispute Period”), the Securityholders’ Agent may deliver to the Parent Indemnitee a written response (the “Response Notice”) in which the Securityholders’ Agent: (i) agrees that the full Claimed Amount is owed to the Parent Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Parent Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to the Parent Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or clause “(iii)” of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Securityholders’ Agent’s claim that only a portion or no part of the Claimed Amount is owed to the Parent Indemnitee, as the case may be. After delivery of a Claim Notice, the Securityholder’s Agent shall have reasonable and timely access to all records and materials of Parent, the Surviving Corporation or any Parent Indemnitee reasonably requested by Securityholder’s Agent in writing in order to review and assess such Claim Notice. Any part of the Claimed Amount that is not agreed to be owed to the Parent Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Securityholders’ Agent asserts in the Response Notice that no part of the Claimed Amount is owed to the Parent Indemnitee) is referred to herein as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications by the Parent Indemnitee to the Claimed Amount to the extent based on facts and circumstances underlying the original Claim Notice).

(c)If the Securityholders’ Agent in its Response Notice agrees that the full Claimed Amount is owed to the Parent Indemnitee, or if no Response Notice is received by the Parent Indemnitee from the Securityholders’ Agent prior to the expiration of the Dispute Period, then: (i) Parent and Securityholders’ Agent shall, within three (3) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay the Claimed Amount to the Parent Indemnitee from the Escrow Fund; and (ii) if the amount held in the Escrow Fund is insufficient to cover the full Claimed Amount, then, subject to the limitations contained in Section 10.3, each Effective Time Holder shall pay within ten (10) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, such Effective Time Holder’s Aggregate Pro Rata Share of the amount of such deficiency to the Parent Indemnitee.

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(d)If the Securityholders’ Agent delivers a Response Notice to the Parent Indemnitee during the Dispute Period agreeing that part, but not all, of the Claimed Amount is owed to the Parent Indemnitee (the “Agreed Amount”), then: (i) Parent and Securityholders’ Agent shall, within three Business Days following the delivery of such Response Notice, jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay the Agreed Amount to such Parent Indemnitee from the Escrow Fund; and (ii) if the amount held in the Escrow Fund is insufficient to cover the full Agreed Amount, then, subject to the limitations contained in Section 10.3, each Effective Time Holder shall pay within ten (10) Business Days following the delivery of such Response Notice, such Effective Time Holder’s Aggregate Pro Rata Share of the amount of such deficiency to the Parent Indemnitee.

(e)If the Securityholders’ Agent delivers a Response Notice to the Parent Indemnitee during the Dispute Period expressly stating that there is a Contested Amount, then, during the 30-day period following delivery of such Response Notices (the “Resolution Period”), the Securityholders’ Agent and the Parent Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Securityholders’ Agent and the Parent Indemnitee resolve such dispute, such resolution shall be binding on the Securityholders’ Agent, the Effective Time Holders and such Parent Indemnitee, and a settlement agreement stipulating the amount owed to such Parent Indemnitee (the “Stipulated Amount”) shall be signed by such Parent Indemnitee and the Securityholders’ Agent. Within three Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, Parent and the Securityholders’ Agent shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the Stipulated Amount to the Parent Indemnitee from the Escrow Fund (to the extent of the Escrow Fund). If the amount held in the Escrow Fund is insufficient to cover the full Stipulated Amount, then, subject to the limitations contained in Section 10.3, each Effective Time Holder shall pay within ten (10) Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, such Effective Time Holder’s Aggregate Pro Rata Share of the amount of such deficiency to the Parent Indemnitee.

(f)Following the Resolution Period, in the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Parent Indemnitee, on the one hand, and the Securityholders’ Agent (on behalf of the Effective Time Holders), on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against the Parent Indemnitee or either Acquired Entity), such dispute (a “Claim Dispute”) shall be settled pursuant to Section 11.9. Notwithstanding the preceding sentence, nothing in this Section 10.5(f) shall prevent the Parent Indemnitee from seeking preliminary injunctive relief from a court of competent jurisdiction at any time whether pending settlement of a Claim Dispute or otherwise. The judgment or decree of a court of a Claim Dispute shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined unless otherwise agreed in writing by the parties.

(g)Subject to the Holdback Agreements, promptly after the Expiration Date, Parent will notify the Securityholders’ Agent in writing of the amount that Parent determines in good faith to be reasonably necessary to satisfy all claims for indemnification, compensation or reimbursement that have been properly asserted pursuant to this Section 10.5, but not resolved,

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on or prior to 11:59 p.m. (Pacific time) on the Expiration Date (each such claim a “Continuing Claim” and such amount, the “Retained Escrow Amount”), provided, that, the Retained Escrow Amount shall not exceed the aggregate Contested Amounts for all such Continuing Claims. Subject to Section 10.5(i), within ten (10) Business Days following the Expiration Date, Parent and the Securityholders’ Agent shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Escrow Fund to the Payment Agent for prompt distribution to the Effective Time Holders (or to Parent or the Surviving Corporation, as applicable, for prompt distribution through payroll to the Effective Time Holders in respect of Employee Options), an amount in the aggregate equal to: (i) the amount held in the Escrow Fund as of the Expiration Date (as reduced from time to time pursuant to the terms of this Agreement); minus (ii) the Retained Escrow Amount, with each Effective Time Holder to receive a portion thereof equal to the product obtained by multiplying: (A) the amount to be so released; by (B) such Effective Time Holder’s Aggregate Pro Rata Share.

(h)Following the Expiration Date, after resolution and payment of a Continuing Claim, Parent and the Securityholders’ Agent shall, subject to Section 10.5(i), execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Escrow Fund to the Payment Agent for distribution to the Effective Time Holders (or to Parent or the Surviving Corporation, as applicable, for prompt distribution through payroll to the Effective Time Holders in respect of Employee Options), an amount in the aggregate equal to: (i) the amount held in the Escrow Fund as of the date of such resolution and payment; minus (ii) the amounts that Parent determines in good faith to be reasonably necessary to satisfy other Continuing Claims (which amounts shall not exceed the aggregate Contested Amounts for all such Continuing Claims and will continue to be held in the Escrow Fund), with each Effective Time Holder to receive a portion thereof equal to the product obtained by multiplying: (A) the amount to be so released; by (B) such Effective Time Holder’s Aggregate Pro Rata Share.

(i)With respect to any amount to be released from the Escrow Fund to the Effective Time Holders pursuant to this Section 10.5 or the Escrow Agreement:

(i)if (A) any former holder of the Outstanding Capital Stock has not executed and delivered a properly completed Letter of Transmittal and surrendered such former holder’s Company Stock Certificate, if any, or electronic transfer of Company Book Entry Shares, to the Payment Agent in accordance with Section 1.8(b), to the extent applicable, (B) any former holder of the Outstanding Warrants has not executed and delivered a properly completed Letter of Transmittal to the Payment Agent and the Warrant Surrender Agreement to Parent, and (C) any former holder of the Outstanding In-the-Money Vested Options has not executed and delivered to Parent a properly completed Option Conversion Agreement, ((A), (B) and (C), collectively, the “Payment Conditions”) prior to the delivery to the Escrow Agent of the applicable joint written instructions, then any amount that would otherwise be released to such Effective Time Holder shall be held by the Payment Agent or Parent, as applicable, with interest that may have accrued, until such holder satisfies all of such Effective Time Holder’s applicable Payment Conditions;

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(ii)for purposes of Sections 1.5(a)(ii), 1.6(a) and 1.6(d) only, amounts to be released from the Escrow Fund to be distributed to each Effective Time Holder shall be deemed to be the product of: (A) the aggregate amount to be released from the Escrow Fund to the Effective Time Holders; multiplied by (B) each Effective Time Holder’s Aggregate Pro Rata Share (it being understood that the amounts referred to in this clause “(ii)” have been taken into account in determining each Effective Time Holder’s Aggregate Pro Rata Share and that no Effective Time Holder shall receive more than such Effective Time Holder’s Aggregate Pro Rata Share of any amount released from the Escrow Fund);

(iii)each distribution to be made from the Escrow Fund to a particular Effective Time Holder shall be effected (A) in accordance with the payment delivery instructions set forth in such Effective Time Holder’s Letter of Transmittal, with respect to amounts to be distributed in respect of such Effective Time Holder’s Outstanding Capital Stock or Company Warrants, if any or (B) through the payroll services of the applicable Acquired Entity or Parent, with respect to amounts to be distributed in respect of such Effective Time Holder’s Employee Options, if any.

(iv)all written instructions to be delivered to the Escrow Agent with respect to any distribution from the Escrow Fund shall be consistent with this Section 10.5(i).

10.6Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, any Acquired Entity, Parent or any other Person) with respect to which Parent in good faith believes that any Effective Time Holder may become obligated to hold harmless, indemnify, compensate or reimburse any Parent Indemnitee pursuant to Section 10.2(a), Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Securityholders’ Agent. If Parent so proceeds with the defense of any such claim or Legal Proceeding:

(a)subject to the other provisions of Section 10, all reasonable expenses relating to the defense of such claim or Legal Proceeding (and all amounts due pursuant to any settlement, adjustment or compromise of such claim or Legal Proceeding) shall be borne and paid exclusively by the Effective Time Holders to the extent such expenses or Damages are indemnifiable pursuant to Section 10.2(a)(ix);

(b)each Effective Time Holder shall make available to Parent any documents and materials in such Effective Time Holder’s possession or control that may be necessary to the defense of such claim or Legal Proceeding; and

(c)Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding without the consent of the Securityholders’ Agent; provided, however, that if Parent settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Securityholders’ Agent, then such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Parent Indemnitee in connection

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with such claim or Legal Proceeding. The Securityholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to the Legal Proceeding to the extent that receipt of such documents does not affect any privilege relating to Parent or any Parent Indemnitee and subject to execution by the Securityholders’ Agent of Parent’s standard non-disclosure agreement to the extent that such materials contain confidential or proprietary information, which such non-disclosure agreement shall not prohibit the Securityholders’ Agent from communicating any such information solely with the members of the advisory board who have been designated to act on behalf of the Effective Time Holders pursuant to an engagement letter with the Securityholders’ Agent and who have a need to know such information, provided that any such recipients are subject to confidentiality obligations with respect thereto. The Securityholders’ Agent, at the Effective Time Holders’ cost and expense, shall be entitled to participate in the defense of any such Legal Proceedings that relates to Taxes of the Acquired Companies for Pre-Closing Tax Periods if the resolution of such Legal Proceeding would reasonably be expected to materially increase the Effective Time Holders’ liability for Pre-Closing Taxes under Section 10.2(a).

If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Securityholders’ Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Parent; provided, however, that the Securityholders’ Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld or delayed). Parent shall give the Securityholders’ Agent prompt notice of the commencement of any such Legal Proceeding against Parent, Merger Sub or the Company; provided, however, that any failure on the part of Parent to so notify the Securityholders’ Agent shall not limit any of the obligations of the Effective Time Holders under this Section 10 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).

10.7Exclusive Remedy. Except: (a) in the event of a claim for fraud or intentional misrepresentation against any Person (other than any Acquired Entity) who committed such fraud or intentional misrepresentation; and (b) for equitable remedies, from and after the Effective Time, the rights to indemnification, compensation and reimbursement set forth in this Section 10 shall be the sole and exclusive remedy of the Parent Indemnitees with respect to any breach of this Agreement.

10.8Exercise of Remedies Other Than by Parent. No Parent Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

10.9Tax Treatment of Indemnity Payments. The parties agree to report each indemnification payment made in respect of any Damages as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Legal Requirements.

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11. Miscellaneous Provisions

11.1Securityholders’ Agent.

(a)Appointment. By virtue of the adoption and approval of this Agreement, the Joinder and Support Agreements, the Letters of Transmittal and the Warrant Surrender Agreements, the Effective Time Holders irrevocably nominate, constitute and appoint Shareholder Representative Services LLC as the agent and true and lawful attorney-in-fact of the Effective Time Holders (the “Securityholders’ Agent”), with full power of substitution, to act in the name, place and stead of such Persons for purposes of executing any documents and taking any actions that the Securityholders’ Agent may, in the Securityholders’ Agent’s sole discretion, determine to be necessary, desirable or appropriate in connection with this Agreement and any other agreement, document or instrument referred to in or contemplated by this Agreement and any transaction contemplated under this Agreement or any such other agreement, document or instrument, including with respect to, any claim for indemnification, compensation or reimbursement under Section 10, the Escrow Agreement. Securityholders’ Agent hereby accepts its appointment as Securityholders’ Agent.

(b)Authority. The Effective Time Holders grant to the Securityholders’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Persons (in the name of any or all of such Persons or otherwise) any and all documents that the Securityholders’ Agent may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders’ Agent may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 11.1(a). Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby: (i) each Parent Indemnitee shall be entitled to deal exclusively with the Securityholders’ Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Section 10 and under the Escrow Agreement; and (ii) each Parent Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Effective Time Holder by the Securityholders’ Agent, and on any other action taken or purported to be taken on behalf of any such Person by the Securityholders’ Agent, as fully binding upon such Person.

(c)Power of Attorney. The Effective Time Holders recognize and intend that the power of attorney granted in Section 11.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Securityholders’ Agent; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of each of the Effective Time Holders.

(d)Replacement. The Securityholders’ Agent may resign upon twenty (20) days’ prior written notice delivered to the Effective Time Holders. If the Securityholders’ Agent shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, the Effective Time Holders shall (by consent of those Persons who contributed at least 50% of the Escrow Amount to the Escrow Fund), within 10 days after such death, disability or inability, appoint a successor to the Securityholders’ Agent (who shall be an Effective Time Holder and shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Securityholders’ Agent as

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Securityholders’ Agent hereunder. If for any reason there is no Securityholders’ Agent at any time, all references herein to the Securityholders’ Agent shall be deemed to refer to the Effective Time Holders.

(e)Securityholders’ Agent Expense Fund. Each Effective Time Holder hereby authorizes the Parent to withhold, or cause to be withheld, an aggregate amount of $250,000 (the “Securityholders’ Agent Expense Fund Amount”) from the amounts otherwise payable by or on behalf of Parent to the Effective Time Holder pursuant to Sections 1.5(a), 1.6(a) and 1.6(d) and distribute, or cause to be distributed, to the Securityholders’ Agent an amount equal to each Effective Time Holder’s Aggregate Pro Rata Share of the Securityholders’ Agent Expense Fund Amount (the “Securityholders’ Agent Expense Fund”). The Securityholders’ Agent Expense Fund shall be held by the Securityholders’ Agent in a segregated client account and shall be used for the purposes of paying directly or reimbursing the Securityholders’ Agent for any expenses of the Securityholders’ Agent incurred pursuant to this Agreement, the Escrow Agreement or any agreements ancillary to the foregoing or any engagement letter between certain of the Effective Time Holders and the Securityholders’ Agent. The Securityholders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability to the Effective Time Holders for any loss of principal of the Securityholders’ Agent Expense Fund Amount other than as a result of its gross negligence or willful misconduct. The Securityholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Securityholders’ Agent Expense Fund, and has no tax reporting or income distribution obligations to the Effective Time Holders. The Effective Time Holders will not receive any interest or earnings on the amounts held in the Securityholders’ Agent Expense Fund and irrevocably transfer and assign to the Securityholders’ Agent any ownership right that they may otherwise have had in such interest or earnings. As soon as reasonably determined by the Securityholders’ Agent that the amounts held in the Securityholders’ Agent Expense Fund are no longer required to be withheld, the Securityholders’ Agent shall distribute any amounts remaining in the Securityholders’ Agent Expense Fund (the “Securityholders’ Agent Expense Fund Balance”) to the Payment Agent for further distribution to each Effective Time Holder an amount in cash equal to the Securityholders’ Agent Expense Fund Balance multiplied by such Effective Time Holder’s Aggregate Pro Rata Share. For tax purposes, the Securityholders’ Agent Expense Fund will be treated as having been received and voluntarily set aside by the Effective Time Holders at the time of Closing.

(f)Exculpation/Indemnification of Securityholders’ Agent. The Securityholders’ Agent will incur no liability of any kind with respect to any action or omission by the Securityholders’ Agent in connection with the Securityholders’ Agent’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Securityholders’ Agent’s fraud, gross negligence or willful misconduct. The Securityholders’ Agent shall not be liable for any action or omission pursuant to the advice of counsel. The Effective Time Holders will, severally and not jointly, in accordance with the Aggregate Pro Rata Share of each Effective Time Holder, indemnify, defend and hold harmless the Securityholders’ Agent from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Securityholders’ Agent’s execution and performance of this Agreement and any agreements

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ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that, in the event that any such Representative Loss is finally adjudicated to have been directly caused by fraud, gross negligence or willful misconduct of the Securityholders’ Agent, the Securityholders’ Agent will reimburse the Effective Time Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Securityholders’ Agent by the Effective Time Holders, any such Representative Losses may be recovered by the Securityholders’ Agent from (i) the funds in the Securityholders’ Agent Expense Fund and (ii) any other funds that become payable to the Effective Time Holders under this Agreement at such time as such amounts would otherwise be distributable to the Effective Time Holders; provided, that, while this Section 11.1(f) allows the Securityholders’ Agent to be paid from the aforementioned sources of funds, this does not relieve the Effective Time Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Securityholders’ Agent from seeking any remedies available to it at law or otherwise. In no event will the Securityholders’ Agent be required to advance its own funds on behalf of the Effective Time Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Effective Time Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholders’ Agent under this Section 11.1(f). The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholders’ Agent or the termination of this Agreement.

11.2Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

11.3No Waiver Relating to Claims for Fraud or Intentional Misrepresentation. The liability of any Person under Section 10 will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s fraudulent acts or omissions or intentional misrepresentation. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Section 10, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s fraudulent acts or intentional misrepresentation (except that of the Company as set forth in Section 10), nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any claim for fraud or intentional misrepresentation committed by such other Person against such other Person; (b) the time period during which a claim for fraud or intentional misrepresentation committed by such other Person may be brought against such other Person; or (c) the recourse which any such party may seek against such other Person with respect to a claim for fraud or intentional misrepresentation committed by such other Person.

11.4Fees and Expenses. Subject to Sections 1.5, 10 and 11.1 and the Escrow Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by

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such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the Merger.

11.5Attorneys’ Fees. If any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, unless addressed pursuant to Section 10 in which case Section 10 shall control, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

11.6Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email before 11:59 p.m. (recipient’s time) on the day sent by email and receipt is confirmed, when transmitted; (c) if sent by email on a day other than a Business Day and receipt is confirmed, or if sent by email after 11:59 p.m. (recipient’s time) on the day sent by email and receipt is confirmed, on the Business Day following the date on which receipt is confirmed and (d) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address or facsimile telephone number or email address, as applicable, set forth beneath the name of such party below (or to such other address, facsimile telephone number or email address, as applicable, as such party shall have specified in a written notice given to the other parties hereto):

If to Parent or Merger Sub, or, after the Closing, the Surviving Corporation:

Pure Storage, Inc.
650 Castro Street, Suite 400
Mountain View, CA 94041
Attention: [redacted]
Email: [redacted]

with a copy (which shall not constitute notice) to:
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304
Attention: [redacted]
Email: [redacted]

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If to the Company, prior to Closing:

Portworx Inc.
4940 El Camino Real, Suite 200
Los Altos, CA 94022
Attention: [redacted]
Email: [redacted]

with a copy (which shall not constitute notice) to:
Goodwin Procter LLP
Three Embarcadero Center
28th Floor
San Francisco, CA 94111
Attention: [redacted]
Email: [redacted]

If to the Effective Time Holders (after Closing) or to the Securityholders’ Agent:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: [redacted]
Facsimile: [redacted]
Telephone: [redacted]

with a copy (which shall not constitute notice) to:
Goodwin Procter LLP
Three Embarcadero Center
28th Floor
San Francisco, CA 94111
Attention: [redacted]
Email: [redacted]

11.7Headings. The bold-faced headings and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.8Counterparts and Exchanges by Electronic Transmission. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

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11.9Governing Law; Dispute Resolution.

(a)Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b)Venue. Except as otherwise provided in the Escrow Agreement or in Section 10.5, any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including an action, suit or other Legal Proceeding based upon fraud or intentional misrepresentation) shall be brought or otherwise commenced exclusively in any federal or state court located in the County of San Francisco, State of California. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of and venue in each federal or state court located in the County of San Francisco, State of California (and each appellate court located in the County of San Francisco, State of California) in connection with any such action, suit or Legal Proceeding; (ii) agrees that each federal or state court located in the County of San Francisco, State of California shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or other Legal Proceeding commenced in any federal or state court located in the County of San Francisco, State of California, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or other Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper, that challenges the application of the internal laws of the State of Delaware as set forth in Section 11.9(a), or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

11.10Successors and Assigns; Parties in Interest. This Agreement shall be binding upon: (a) the Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); (d) the Securityholders’ Agent and its successors and assigns (if any); and (e) the Effective Time Holders. This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Merger Sub; (iv) the other Parent Indemnitees; (v) the Covered Persons; and (vi) the respective successors and assigns (if any) of the foregoing. Parent may freely assign any or all of its rights and obligations under this Agreement (including its indemnification rights under Section 10), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person. Except for the provisions of Section 5.6 and Section 10, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person, other than Parent, Merger Sub, the Company and their respective successors and assigns (if any).

11.11Remedies Cumulative; Specific Performance. Except as expressly set forth in this Agreement, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by the Company of any covenant, obligation or other provision set forth in this Agreement: (a) Parent shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach of threatened breach; and (b) Parent shall

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not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

11.12Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.13Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.14Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of the Company, Parent, Merger Sub and the Securityholders’ Agent; and (b) after the Closing Date, on behalf of Parent and the Securityholders’ Agent (acting exclusively for and on behalf of all of the Effective Time Holders).

11.15Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

11.16Confidential Nature of Information. Each party agrees that all documents, materials, data and other information which it shall have obtained regarding the other parties hereto during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents shall be deemed “Confidential Information” under the Mutual Non-Disclosure Agreement dated July 20, 2020 between the Company and Parent (the “Confidentiality Agreement”) and subject to the terms thereof; provided, however, that after the Effective Time, Parent and the Company may use or disclose any confidential information related to any Acquired Entity or its assets or business. The Securityholders’ Agent shall keep all Confidential Information confidential; provided, that, notwithstanding the foregoing or anything in this Agreement or the Confidentiality Agreement to the contrary, following Closing, the Securityholders’ Agent shall be permitted to disclose information as required by applicable Legal Requirements or to employees, advisors, agents or consultants of the Securityholders’ Agent and

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to the members of the advisory board who have been designated to act on behalf of the Effective Time Holders pursuant to an engagement letter with the Securityholders’ Agent, in each case who have a need to know such information, provided, further, that such persons are subject to confidentiality obligations with respect thereto.

11.17No Public Announcement. Prior to the Effective Time, none of Parent, Merger Sub, Securityholders’ Agent, or any Acquired Entity (and none of their respective Affiliates) shall, without the approval of Parent and the Company, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any party shall be so obligated by Legal Requirements or the laws of any stock exchange upon which the securities of such Person are listed, in which case such party shall first advise each other party thereof and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement. Following the Effective Time, neither the Securityholders’ Agent nor any of its Affiliates shall make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that such party shall be so obligated by Legal Requirements, in which case such party shall advise Parent thereof (to the extent legally permissible) and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, following Closing and after the public announcement of the Merger, each external Representative of the Company and Parent, including the Securityholders’ Agent, shall be permitted to publicly announce that it has been engaged in connection herewith as long as such announcement does not disclose any of the other terms hereof that have not been made public through a press release issued by Parent. Notwithstanding anything else to the contrary contained herein, nothing shall prevent an Effective Time Holder that is a venture capital fund (or its representatives), from communicating to its current or potential investors the existence and terms of this Agreement, including the amount of the Merger Consideration, the Escrow Fund or the Securityholders’ Agent Expense Fund, but only to the extent (a) such communications are to current or potential investors and (i) relate to the economic returns on investment, (ii) are permitted under the terms of such Effective Time Holder’s governing fund documents in effect as of the date of this Agreement and (iii) are made in connection with such Effective Time Holder’s or its Representative’s fundraising and reporting activities (on such Effective Time Holder’s behalf) required as part of its ordinary course of business and consistent with past practices and (b) such current or potential investors are subject to obligations of confidentiality.

11.18Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof. The parties hereto acknowledge and agree that, effective as of the Effective Time, the Confidentiality Agreement is hereby terminated and shall be null and void and of no force or effect.

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11.19Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty of the Company set forth in the corresponding numbered or lettered section or subsection of this Agreement, except to the extent that (a) such information is explicitly cross-referenced in another part of the Disclosure Schedule or (b) it is reasonably apparent on the face of the disclosure that such information qualifies another representation and warranty of the Company in this Agreement.

11.20Construction.

(a)Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)Interpretation. As used in this Agreement: (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; and (ii) the use of the word “or” shall not be exclusive.

(d)References. Except as otherwise indicated, all references in this Agreement to “Sections,” “Parts,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. All references to an Acquired Entity in this Agreement shall include references to any Person that merged with and into or liquidated into such Acquired Entity, or for whose Liabilities (including Taxes) such Acquired Entity is or could be held liable, as applicable.

11.21Waiver of Conflicts; Privilege.

(a)Each party hereto acknowledges and agrees that Goodwin has acted as counsel to the Acquired Entities and the Securityholders’ Agent in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.

(b)Parent hereby consents and agrees to, and agrees to cause the Acquired Entities to consent and agree to, Goodwin representing the Securityholders’ Agent and/or any of the Effective Time Holders (collectively, the “Seller Parties”) after the Closing in connection with the transactions contemplated by this Agreement, including with respect to disputes in which the interests of the Seller Parties may be directly adverse to Parent and its Affiliates (including Parent and the Acquired Entities), and even though Goodwin may have represented the Acquired Entities in a matter substantially related to any such dispute, or may be handling ongoing matters for the Acquired Entities. Parent further consents and agrees to, and agrees to cause the Acquired Entities to consent and agree to, the communication by Goodwin to the Seller

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Parties in connection with any such representation of any fact known to Goodwin arising by reason of Goodwin’s prior representation of the Acquired Entities.

(c)In connection with the foregoing, Parent hereby irrevocably waives and agrees not to assert, and agrees to cause the Acquired Entities to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Goodwin’s prior representation of the Acquired Entities and (ii) Goodwin’s representation of the Seller Parties prior to and after the Closing.

(d)Parent further agrees, on behalf of itself and, after the Closing, on behalf of the Acquired Entities, that all communications in any form or format whatsoever between or among any of Goodwin, the Acquired Entities, any of the Seller Parties, or any of their respective directors, officers employees or other Representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Effective Time Holder, shall be controlled by the Securityholders’ Agent on behalf of the Effective Time Holder and shall not pass to or be claimed by Parent, the Acquired Entities. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Securityholders’ Agent and the Effective Time Holders, shall be controlled by the Securityholders’ Agent on behalf of the Effective Time Holders and shall not pass to or be claimed by Parent or the Acquired Entities.

(e)Notwithstanding the foregoing, in the event that a dispute arises between Parent or the Acquired Entities, on the one hand, and a third party other than the Securityholders’ Agent or an Effective Time Holder, on the other hand, Parent and the Acquired Entities may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party. In the event that Parent or the Acquired Entities is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Deal Communications, Parent shall immediately (and, in any event, within two (2) Business Days) notify the Securityholders’ Agent in writing (including by making specific reference to this Section 11.21(e)) so that the Securityholders’ Agent can seek a protective order and Parent agrees to use commercially reasonable efforts, at the Securityholders’ Agent’s sole cost and expense, to assist therewith.

(f)To the extent that files or other materials maintained by Goodwin constitute property of its clients, only the Securityholders’ Agent and the Effective Time Holders shall hold such property rights and Goodwin shall have no duty to reveal or disclose any such files or other materials or any Deal Communications by reason of any attorney-client relationship between Goodwin, on the one hand, and the Acquired Entities, on the other hand, so long as such Deal Communications would be subject to a privilege or protection if they were being requested in a claim by an unrelated third party; provided, that, in no event shall such Deal Communications (whether or not subject to a privilege or protection) be used against any of the Seller Parties in the context of an indemnification claim brought against such Seller Parties).

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(g)Parent agrees that it will not, and that it will cause the Acquired Entities not to, (i) access or use the Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have the Securityholders’ Agent or any Effective Time Holder waive the attorney-client or other privilege, or by otherwise asserting that Parent or the Acquired Entities has the right to waive the attorney-client or other privilege, or (ii) seek to obtain the Deal Communications from Goodwin, so long as such Deal Communications would be subject to a privilege or protection if they were being requested in a claim by an unrelated third party; provided, that, in no event shall such Deal Communications (whether or not subject to a privilege or protection) be used against any of the Seller Parties in the context of an indemnification claim brought against such Seller Parties).

11.22Independent Investigation; Non-Reliance.

(a)Parent and Merger Sub acknowledge and agree that (i) they are exclusively relying on the representations of the Company set forth in Section 2 and in the Company Closing Certificate, (ii) they have conducted their own examination and investigation of the Company and (iii) that they are not relying on any other statements or documents.

(b)Each of Parent and Merger Sub acknowledge that (i) none of the Company or any other Person shall have or be subject to any Liability to Parent or any other Person resulting from the distribution to Parent, or Parent’s use of any information, documents, materials, projections, estimates, or budgets delivered to or made available to Parent and/or Merger Sub of future revenues, future results of operations (or any component thereof), future cash flows, or future financial condition (or any component thereof) of the Surviving Corporation or the future business and operations of the Surviving Corporation.

(c)Notwithstanding anything herein to the contrary, nothing in this Section 11.22 is intended to preclude a claim based on fraud or intentional misrepresentation.

[Remainder of page intentionally left blank]

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The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.
Portworx Inc.
a Delaware corporation
By: /s/ Murli Thirumale
Name: Murli Thirumale
Title: Chief Executive Officer
Porsche Acquisition Corp.,
a Delaware corporation
By: /s/ Joseph FitzGerald
Name: Joseph FitzGerald
Title: President
Pure Storage, Inc.,
a Delaware corporation
By: /s/ Charles Giancarlo
Name: Charles Giancarlo
Title: Chairman and Chief Executive Officer
Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Securityholders’ Agent:

By: /s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director

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EXHIBIT A
Certain Definitions
For purposes of this Agreement (including this Exhibit A):
“280G Vote” has the meaning set forth in Section 5.2(b) of this Agreement.
“401(k) Plan” has the meaning set forth in Section 4.4 of this Agreement.
“ACA” means the Patient Protection and Affordable Care Act of 2010.
“Acquired Entities” shall mean, collectively, the Company and any Subsidiaries of the Company, and their respective predecessors (including any Entity that shall have merged into the Company or any of its Subsidiaries, if any) and “Acquired Entity” means any of the Acquired Entities.
“Acquired Entity Contract” means any Contract to which any Acquired Entity is a party or by which any Acquired Entity or any of its assets is bound.
“Acquired Entity Data” means all data contained in the Acquired Entity IT Systems or any databases of each Acquired Entity (including any and all trade secrets, Personal Data and User Data) and all other information and data compilations maintained by an Acquired Entity or third party that are used by, or necessary to the business of, each Acquired Entity.
“Acquired Entity Databases” has the meaning set forth in Section 2.10(r).
“Acquired Entity Employee” means any current employee of any Acquired Entity or any Affiliate of any Acquired Entity.
“Acquired Entity Employee Plan” means any plan, program, policy, practice, Contract or arrangement, whether written or unwritten, providing benefits or compensation (including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), any UK pension plan or UK pension arrangement and any bonus, incentive, deferred compensation, vacation, insurance, supplemental unemployment, retention, stock purchase, stock option or other equity-related award, severance, employment (including employment offer letter), consulting, change of control or fringe benefit plan, program, policy, practice or Contract), in any case (a) that is sponsored, maintained or contributed to by any Acquired Entity, (b) to which any Acquired Entity is a party, (c) with respect to which any Acquired Entity has any liability (including contingent liability), or (d) in or to which any Acquired Entity Service Provider participates or is a party, except, in each case, any plan, program, policy, practice, Contract or arrangement that is statutorily mandated in a non-U.S. jurisdiction.
“Acquired Entity IP” means all Intellectual Property and Intellectual Property Rights owned or purported to be owned by any Acquired Entity.
“Acquired Entity IP Contract” means any Contract to which any Acquired Entity is a party or by which any Acquired Entity is bound, that contains any assignment or license of, or any covenant not to assert or enforce, or any other right to use or exploit, any Intellectual Property Right or that otherwise relates to any Acquired Entity IP or any Intellectual Property developed by, with or for any Acquired Entity, including each Contract with an Acquired Entity Service Provider (it being understood that

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licenses to Open Source Code to which any Acquired Entity is or was a party or by which any Acquired Entity is or was bound shall constitute Acquired Entity IP Contracts).
“Acquired Entity IT Systems” means all information technology and computer systems (including Computer Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in the conduct of the business of each Acquired Entity.
“Acquired Entity Privacy Policy” means each external or internal, past or present published privacy policy of each Acquired Entity, including any policy relating to: (a) the privacy of users of any Acquired Entity Website; (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data; (c) any employee information; and (d) the technical, administrative, and physical security of any User Data or Personal Data.
“Acquired Entity Product” means any Computer Software (including mobile phone applications) and all versions thereof, and all other products or services that have been or are currently being developed, marketed, distributed, licensed, sold, offered, made available (as part of a service bureau, time-sharing, application service or similar arrangement or otherwise) or provided by or on behalf of each Acquired Entity.
“Acquired Entity Registered IP” has the meaning set forth in Section 2.14(a) of this Agreement.
“Acquired Entity Returns” has the meaning set forth in Section 2.14(a) of this Agreement.
“Acquired Entity Service Provider” means any current or former employee, independent contractor, consultant, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of any Acquired Entity or any Affiliate of any Acquired Entity.
“Acquired Entity Software” means any Computer Software owned, developed (or currently being developed), used, held, marketed, distributed, made available, licensed or sold by or on behalf of each Acquired Entity at any time (excluding any Shrink Wrap Code) or used in the development, testing, distribution, delivery, maintenance or support of, any product or service of each Acquired Entity.
“Acquired Entity Website” means any public or private website owned, maintained, or operated at any time by or on behalf of any Acquired Entity.
“Acquisition Transaction” means (a) the sale, license or disposition of all or a material portion of the business or assets of the Company or any direct or indirect Subsidiary or division of the Company (including the grant of any license to any Acquired Entity IP or any of its Subsidiaries other than non-exclusive licenses in the ordinary course of business); (b) the issuance, grant or disposition of: (i) any capital stock or other equity security of the Company or any direct or indirect Subsidiary of the Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company or any direct or indirect Subsidiary of the Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any Company Capital Stock or other equity security of the Company or any direct or indirect Subsidiary of the Company; or (c) any merger, consolidation, business combination, share exchange, recapitalization, reorganization or similar transaction involving the Company or any direct or indirect Subsidiary of the Company; provided, however, (A) the issuance of Company Capital Stock by the Company to its employees upon the valid exercise of Company Options outstanding and vested as of the date of this

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Agreement will not be deemed to be an “Acquisition Transaction” and (B) the issuance of Company Capital Stock by the Company upon the conversion of the Company Warrants outstanding as of the date of this Agreement will not be deemed to be an “Acquisition Transaction.”
“Adjusted Liabilities” means 50% of the Current Liabilities.
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and this Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.
“Affiliated Group” means an “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or has included any Acquired Entity or any direct or indirect predecessor of any Acquired Entity, or any other group of corporations filing Tax Returns on a combined, consolidated or unitary basis that, at any time on or before the Closing Date, includes or has included any Acquired Entity or any direct or indirect predecessor of any Acquired Entity.
“Aggregate Escrow Contribution Amount” has the meaning set forth in Section 1.5(b)(ii) of this Agreement.
“Aggregate Exercise Price” has the meaning set forth in Section 1.5(b)(i) of this Agreement.
“Aggregate Pro Rata Share” has the meaning set forth in Section 1.5(b)(iii) of this Agreement.
“Agreed Amount” has the meaning set forth in Section 10.5(d) of this Agreement.
“Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached (and including all Exhibits, Schedules and the Disclosure Schedule), as it may be amended from time to time.
“API” has the meaning set forth in Section 2.10(f) of this Agreement.
“Assumed Options” has the meaning set forth in Section 1.6(b)(i) of this Agreement.
“Basket Amount” has the meaning set forth in Section 10.3(a) of this Agreement.
“BIS” has the meaning set forth in Section 2.23 of this Agreement.
“Business Day” means any day other than: (a) a Saturday, Sunday or federal holiday; or (b) a day on which commercial banks in San Francisco, California are authorized or required to be closed.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.
“Certificate of Merger” has the meaning set forth in Section 1.3(a) of this Agreement.
“Charter Documents” has the meaning set forth in Section 2.2(a) of this Agreement.
“Claim Notice” has the meaning set forth in Section 10.5(a) of this Agreement.
“Claimed Amount” has the meaning set forth in Section 10.5(a) of this Agreement.

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“Closing” has the meaning set forth in Section 1.3(a) of this Agreement.
“Closing Cash” means the sum of (a) aggregate amount of the cash and cash equivalents of the Acquired Entities (less Restricted Cash), as of 11:59 p.m. on the day immediately preceding the Closing Date, calculated in accordance with GAAP, plus (b) the PTO Balance.
“Closing Company Transaction Expenses” means all Company Transaction Expenses as of immediately prior to the Closing.
“Closing Date” has the meaning set forth in Section 1.3(a) of this Agreement.
“Closing Date Dispute Notice” has the meaning set forth in Section 1.10(c) of this Agreement.
“Closing Date Statement” has the meaning set forth in Section 1.10(b) of this Agreement.
“Closing Indebtedness Amount” means the aggregate amount of outstanding Indebtedness as of 11:59 p.m. on the day immediately preceding the Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.
“Collar Amount” means $200,000.
“Company” has the meaning set forth in the introductory paragraph of this Agreement.
“Company Book Entry Shares” means non-certificated shares of Company Capital Stock represented by book entry positions.
“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.
“Company Closing Certificate” has the meaning set forth in Section 7.6 of this Agreement.
“Company Common Stock” means the shares of common stock, par value of $0.0001 per share, of the Company.
“Company Cure Period” has the meaning set forth in Section 9.1(d) of this Agreement.
“Company Financial Statements” has the meaning set forth in Section 2.4(a) of this Agreement.
“Company Indemnification Provisions” has the meaning set forth in Section 5.6(a) of this Agreement.
“Company Option” means each option, outstanding under the Company Stock Plan or otherwise, to purchase shares of Company Capital Stock (or exercisable for cash) from the Company.
“Company Preferred Stock” means the shares of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, each having a par value of $0.0001 per share, of the Company.

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“Company Restricted Stock” means any shares of Company Common Stock that are, as of the applicable time, subject to a repurchase option or risk of forfeiture under Section 83 of the Code.
“Company Stock Certificates” has the meaning set forth in Section 1.8(d) of this Agreement.
“Company Stock Plan” means each of (i) the Great Dane Systems, Inc. 2014 Stock Incentive Plan and (ii) the Portworx Inc. 2020 Stock Incentive Plan, attached hereto as Exhibit J (the “New Stock Plan”).
“Company Transaction Expenses” means, without duplication, all fees, costs, expenses, payments, expenditures or Liabilities (collectively, “Expenses”), whether invoiced prior to or after the Effective Time, incurred by or on behalf of any Acquired Entity, or to or for which any Acquired Entity is or becomes subject or liable, in connection with the Merger or any of the other transactions contemplated by this Agreement, in each that remain unpaid as of the Closing, including: (a) Expenses described in Section 11.4 of this Agreement; (b) Expenses payable to legal counsel or to any financial advisor, broker, accountant or other third party who performed services for or on behalf of, or provided advice to any Acquired Entity, or who is otherwise entitled to any compensation or payment from any Acquired Entity, in connection with or relating to this Agreement, any of the transactions contemplated by this Agreement, or the process resulting in such transactions; (c) Expenses that arise or are expected to arise, or are triggered or become due or payable, as a direct or indirect result of the consummation of the transactions contemplated by this Agreement (but not those incurred as a result of some other event or occurrence in addition to the consummation of the Transaction, for example subject to a double trigger where only one trigger has been satisfied by the consummation of the Transactions), including any fees and expenses related to the D&O Tail Policy and any bonus, severance, profit sharing or change of control payment or benefit (or similar payment obligation), made or provided, or required to be made or provided, by any Acquired Entity to any Person as a result of the Merger or any of the other transactions contemplated by this Agreement; (d) any Transaction Payroll Taxes; (e) fees and expenses of the Payment Agent in connection with the distribution of the Information Statement, the 280G Stockholder Approval, the Option Conversion Agreements and the Joinder and Support Agreements to the stockholders of the Company and holders of Company Options, as applicable, if any, (f) any Transfer Taxes borne by the Effective Time Holders pursuant to Section 6.1; (g) the payments to Acquired Entity Employees who are not Continuing Employees pursuant to Section 4.9, except with respect to Non-U.S. Continuing Employees as set forth Section 4.9; (h) Expenses incurred by or on behalf of any stockholder or any Acquired Entity Service Provider in connection with the transactions contemplated by this Agreement that any Acquired Entity is or will be obligated to pay or reimburse after the Closing; (i) any forgiveness by any Acquired Entity of any Indebtedness; (j) any Expenses incurred prior to the Closing to obtain consents, waivers or approvals under any Acquired Entity Contract as a result of or in connection with the transactions contemplated by this Agreement; or (k) any termination, severance or other fees and Expenses payable to any Acquired Entity Service Provider terminated prior to the date of this Agreement that have not been paid in full prior to the Closing; provided, however, that Company Transaction Expenses shall not include any amount included in the Closing Indebtedness Amount.
“Company Warrant” has the meaning set forth in Section 1.6(d) of this Agreement.
“Computer Software” means computer software, systems, databases and code (including HTML code and firmware and other software embedded in hardware devices), whether in Source Code or object code or machine readable form and all documentation, and know-how relating to any of the foregoing.
“Confidentiality Agreement” has the meaning set forth in Section 11.16 of this Agreement.

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“Consent” means any approval, consent, ratification, permission, waiver, order or authorization (including any Governmental Authorization).
“Contaminant” includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release into the Environment presents a danger to the Environment or to the health or safety or welfare of any Person.
“Contested Amount” has the meaning set forth in Section 10.5(b) of this Agreement.
“Continuing Claim” has the meaning set forth in Section 10.5(g) of this Agreement.
“Continuing Employee” has the meaning set forth in Section 5.5(c).
“Contract” means any currently-effective written, oral or other agreement (including “click-through” agreement), contract, license, sublicense, subcontract, settlement agreement, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan, in each case, that purports to be legally binding.
“Covered Persons” has the meaning set forth in Section 5.6(a) of this Agreement.
“COVID-19” means the outbreak of the virus known as “SARS-CoV2” or any mutation thereof or the disease known as “coronavirus disease 2019” as it exists as of the date of this Agreement.
“Current Liabilities” means as of 11:59 p.m. on the day prior to the Closing Date, the sum of the current liabilities of the Acquired Entities excluding any deferred revenue that is a current liability (including, for the avoidance of doubt, the PTO Balance), in each case as determined in accordance with GAAP. Such amount shall not include the Closing Indebtedness Amount (excluding the items covered by subsection (j) of the definition of “Indebtedness”)), any Tax liabilities, deferred revenue or Company Transaction Expenses.
“D&O Tail Policy” has the meaning set forth in Section 4.7 of this Agreement.
“Damages” includes any loss, damage, liability, injury, judgment, settlement, award, fine, Tax, penalty, fee (including reasonable out-of-pocket attorneys’ fees), charge, cost (including reasonable costs of investigation) or expense, excluding (a) consequential damages that are not reasonably foreseeable and (b) exemplary or punitive damages, in each case of (a) and (b), except to the extent payable in a third party claim.
“Deferred Payroll Taxes” means the “applicable employment taxes” (as defined in Section 2302(d) of the CARES Act) payable by any Acquired Entity that (a) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing and (b) are payable following the Closing as permitted by Section 2302(a) of the CARES Act, calculated without giving effect to any Tax credits afforded under the CARES Act, the Families First Coronavirus Response Act or any similar applicable federal, state or local law to reduce the amount of any such Taxes payable or owed.
“DGCL” has the meaning set forth in the recitals to this Agreement.

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“Disclosure Schedule” means the schedule (dated as of the date of this Agreement) delivered to Parent on behalf of the Company and prepared in accordance with Section 11.19 of this Agreement.
“Dispute Period” has the meaning set forth in Section 10.5(b) of this Agreement.
“Disregarded Shares” has the meaning set forth in Section 1.5(a) of this Agreement.
“Dissenting Shares” has the meaning set forth in Section 1.7(a) of this Agreement.
“Domain Name” shall mean any or all of the following and all worldwide rights in, arising out of, or associated therewith; Internet domain names, web addresses, and uniform resource locators t, and all goodwill associated with any of the foregoing.
“Effective Time” has the meaning set forth in Section 1.3(a) of this Agreement.
“Effective Time Holders” means (a) the Non-Dissenting Stockholders, (b) the holders of Outstanding In-the-Money Vested Options and (c) the holders of Outstanding Warrants (after giving effect to any exercises or deemed exercises of Company Warrants prior to the Effective Time).
“Employee Option” means each Company Option that was granted to the holder in the holder’s capacity as, or that has had vesting tied to the holder’s performance of services as, a service provider who is or was an employee of an Acquired Entity for applicable employment Tax purposes.
“Employment Offer Letters” has the meaning set forth in Section 4.9 of this Agreement.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, intangible property right, claim, infringement, option, right of first refusal, preemptive right, license, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset) but excluding non-exclusive licenses of Intellectual Property or Intellectual Property Rights granted by the Company or its Subsidiaries in the ordinary course of business.
“End Date” has the meaning set forth in Section 9.1(b) of this Agreement.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Environment” includes: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.
“Environmental Law” means: (a) the common law; and (b) all Legal Requirements, by-laws, Orders, instruments, directives, decisions, injunctions and judgments of any Governmental Body and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant (and any amendment thereto

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and any and all regulations, orders and notices made or served thereunder or pursuant thereto), including, (i) the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq., as amended; (ii) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (iii) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (iv) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (v) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (vi) the Emergency Planning and Community Right To Know Act, 42 U.S.C. § 11001 et seq., as amended; (vii) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended; and (viii) any analogous applicable Legal Requirements implemented in any country in which any Acquired Entity conducts business.
“Environmental Licenses” means any Consent or Governmental Authorization required by or pursuant to any applicable Environmental Laws.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any trade or business (whether or not incorporated) or any other Entity that would be considered a single employer with any Acquired Entity within the meaning of Section 414 of the Code or Section 4001 of ERISA.
“Escrow Agent” has the meaning set forth in Section 1.5(c) of this Agreement.
“Escrow Agreement” has the meaning set forth in Section 1.5(c).
“Escrow Amount” has the meaning set forth in Section 1.5(b) of this Agreement.
“Escrow Contribution Amount” has the meaning set forth in Section 1.5(b) of this Agreement.
“Escrow Fund” has the meaning set forth in Section 1.5(c) of this Agreement.
“Escrowed Holdback Amount” has the meaning set forth in Section 1.5(a)(ii) of this Agreement.
“Estimated Closing Cash” has the meaning set forth in Section 1.10(a) of this Agreement.
“Estimated Closing Company Transaction Expenses” has the meaning set forth in Section 1.10(a) of this Agreement.
“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.10(a) of this Agreement.
“Estimated Net Working Capital Adjustment Amount” has the meaning set forth in Section 1.10(a) of this Agreement.
“Estimated Net Working Capital Amount” has the meaning set forth in Section 1.10(a) of this Agreement.
“Estimated Purchase Price” has the meaning set forth in Section 1.10(a) of this Agreement.
“Estimated Statement” has the meaning set forth in Section 1.10(a) of this Agreement.
“EULA” has the meaning set forth in Section 2.10(f) of this Agreement.

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“Exchange Ratio” has the meaning set forth in Section 1.5(b)(vi) of this Agreement.
“Excluded Inbound Licenses” has the meaning set forth in Section 2.10(c) of this Agreement.
“Excluded Outbound Licenses” has the meaning set forth in Section 2.10(d) of this Agreement.
“Expiration Date” has the meaning set forth in Section 10.1(a) of this Agreement.
“Final Closing Date Statement” has the meaning set forth in Section 1.10(d) of this Agreement.
“Final Dispute Items” has the meaning set forth in Section 1.10(d) of this Agreement.
“Final Purchase Price” “has the meaning set forth in Section 1.10(d) of this Agreement.
“FIRPTA Notification” has the meaning set forth in Section 1.3(b) of this Agreement.
“FIRPTA Statement” has the meaning set forth in Section 1.3(b) of this Agreement.
“Foreign Subsidiary” means Portworx Software India Private Limited, a private limited company incorporated under the laws of India.
“Founder” means each individual set forth on Schedule C(a).
“Fundamental Representations” means (a) the representations and warranties made by the Company set forth in Sections 2.1 (Organizational Matters), 2.3 (Capital Structure), 2.14 (Tax Matters), 2.20 (Authority; Binding Nature of Agreement), 2.21(a) (Non-Contravention), and 2.26 (Brokers) of this Agreement, (b) the representations, warranties, certifications and other statements and information set forth in the Merger Consideration Certificate and (c)  the representations, warranties, certifications and other statements and information set forth in any certificate delivered by the Company pursuant to this Agreement, in each case to the extent such representations, warranties, certifications, statements and information relate to any of the representations and warranties specified in clause “(a)” of this sentence.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Goodwin” means Goodwin Procter LLP.
“Governmental Authorization” means any: (a) permit, license, approval, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers, (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) federal, state, local, municipal, foreign or other government; or (d) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).
“Grant Date” has the meaning set forth in Section 2.3(b) of this Agreement.

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“Holdback Amount” has the meaning set forth in Section 1.5(a)(ii) of this Agreement.
“Indebtedness” means, without duplication: (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Acquired Entities, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (b) all deferred indebtedness of the Acquired Entities for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business that are not more than 60 days past due); (c) all obligations of the Acquired Entities to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP (other than as set forth below with respect to real estate leases); (d) all outstanding reimbursement obligations of the Acquired Entities with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Acquired Entities; (e) all obligations of the Acquired Entities under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all obligations secured by any Encumbrance (other than a source code escrow or Permitted Encumbrance) existing on property owned by the Acquired Entities, whether or not indebtedness secured thereby will have been assumed; (g) all guaranties, endorsements, assumptions and other contingent obligations of the Acquired Entities in respect of, or to purchase or to otherwise acquire, Indebtedness of others; (h) all premiums, penalties, fees, expenses, breakage costs, change of control and other payments required to be paid or offered in respect of any of the foregoing on prepayment; as a result of the consummation of the transactions contemplated by this Agreement; (i) all Pre-Closing Taxes (other than Taxes included in Company Transaction Expenses); in each case, to the extent unpaid as of 11:59 p.m. on the day prior to the Closing Date; and (j) an amount equal to the Adjusted Liabilities; provided, that, Indebtedness shall exclude all obligations arising pursuant to any leases for real property.
“Independent Accounting Firm” shall mean a nationally recognized accounting firm mutually agreed by Parent and the Securityholders’ Agent, provided that such Independent Accounting Firm shall be a firm that is independent to Parent.
“India Share Transfer” has the meaning set forth in Section 1.3(b)(xx) of this Agreement.
“Information Privacy and Security Laws” shall mean shall mean all Legal Requirements with which any Acquired Entity is required to comply or that apply to any Acquired Entity products and services or that relate to Processing Personal Data or other tracking of online consumer behaviors including, without limitation, federal, state or foreign laws or regulations regarding (a) data privacy or information security, (b) data breach notification, (c) unfair or deceptive practices (d) trespass, computer crime and other Laws governing unauthorized access to or use of electronic data; (e) email, telephone, or text message communications; and (f) state consumer protection laws. For the avoidance of doubt, “Information Privacy and Security Laws” include, to the extent applicable to any Acquired Entity, the General Data Privacy Regulation (Regulation (EU) 2016/679) (“GDPR”) and the California Consumer Privacy Act of 2018 (“CCPA”).
“Information Statement” means an information statement prepared by the Company and relating to the vote by the stockholders of the Company on the adoption of this Agreement and the approval of the other transactions contemplated by this Agreement.
“Insider Payables” has the meaning set forth in Section 2.4(e) of this Agreement.

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“Insider Receivables” has the meaning set forth in Section 2.4(e) of this Agreement.
“Intellectual Property” means sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, business and marketing plans, circuit designs and assemblies, gate arrays, net lists, test vectors, design rules, models, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information (including customer lists), protocols, schematics, specifications, Computer Software, subroutines, techniques, user interfaces, Domain Names, websites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).
“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world, in each case whether registered or unregistered: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, mask works and Moral Rights; (b) trademark and trade name rights and similar rights and the goodwill associated with any of the foregoing; (c) Trade Secret rights and similar rights; (d) Patents, inventions (whether or not patentable or reduced to practice) and, industrial property rights; (e) other proprietary rights in Intellectual Property; (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above; and (g) together with, in each of clauses “(a)” through “(f)” above, all claims for Damages by reason of past infringement thereof, with the right to sue for, and collect the same.
“Joinder and Support Agreement” has the meaning set forth in the recitals to this Agreement.
“Joint Announcement” has the meaning set forth in Section 4.6 of this Agreement.
“Key Business Partner” has the meaning set forth in Section 2.22 of this Agreement.
“Key Employee” means each individual identified on Schedule C(b).
“Key Employee Offer Letters” has the meaning set forth in the recitals to this Agreement.
An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) such individual would have known such fact or other matter had such individual made reasonable inquiry of his direct reports who would reasonably be expected to have actual knowledge of such fact or other matter. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if the Persons identified on Exhibit I has Knowledge of such fact or other matter.
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator, arbitration panel, or any other private dispute resolution procedure.
“Legal Requirement means any federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, writ, decree, rule, regulation, judgment, ruling, injunction or requirement issued, enacted, adopted,

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promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
“Letter of Transmittal” has the meaning set forth in Section 1.8(b) of this Agreement.
“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
“made available to Parent” means contained and accessible for a continuous period of at least 24 hours immediately prior to the date of this Agreement in the “Portworx Data Room” hosted on behalf of the Company by Donnelley Financial Solutions in connection with the Merger to which Parent and its designated Representatives had unrestricted access and notification rights during such period.
“Material Adverse Effect” means any change, event, effect or claim (each, an “Effect”) that (considered together with all other Effects) has, or would reasonably be expected to have, a material adverse effect on: (a) the business, financial condition, assets or results of operations of the Acquired Entities, taken as a whole; or (b) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, that, in no event shall any of the following Effects be taken into account in the determination of whether there has been, is or would reasonably be expected to be, a Material Adverse Effect: (i) any Effect resulting from conditions generally affecting the industries in which the Acquired Entities operate or from changes in general business, financial, political, financial markets, credit markets, capital markets or economic conditions (including any Effect resulting from any war or military or terrorist attack or natural disasters); (ii) any change in any Legal Requirement; (iii) changes in GAAP or other applicable accounting standards; (iv) the announcement of this Agreement or the announcement, pendency or anticipated consummation of the Merger resulting solely from the identity of Parent; and (v) the failure of the Company and its Subsidiaries to achieve any financial projection, forecast, estimate, prediction or models (it being understood and agreed that the facts underlying such failure may be taken into consideration in determining whether there has been, is or would reasonably be expected to be, a Material Adverse Effect); and (vi) the COVID-19 pandemic or any other pandemic; provided, however, that, in the case of clauses (i) and (ii) above, any such Effect shall be taken into account in determining whether there has been, is or would reasonably be expected to be, a Material Adverse Effect, if it has disproportionately impacted the Acquired Entities (relative to other participants in the industries in which the Acquired Entities operate), taken as a whole.
“Material Contracts” has the meaning set forth in Section 2.11(a) of this Agreement.
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Consideration” means: (a) the consideration that a Non-Dissenting Stockholder is entitled to receive in exchange for such Non-Dissenting Stockholder’s shares of Outstanding Capital Stock pursuant to Section 1.5 of this Agreement; (b) the consideration that a holder of an Outstanding In-the-Money Vested Option is entitled to receive in exchange for such Outstanding In-the-Money Vested Option pursuant to Section 1.6(a) of this Agreement; (c) the consideration that a Continuing Employee who holds an Outstanding In-the-Money Unvested Option is entitled to receive in exchange for such Outstanding In-the-Money Unvested Option pursuant to Section 1.6(b) of this Agreement; and (d) the

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consideration that a holder of an Outstanding Warrant is entitled to receive in exchange for such Outstanding Warrant pursuant to Section 1.6(d) of this Agreement.
“Merger Consideration Certificate” has the meaning set forth in Section 1.3(b)(v) of this Agreement.
“Merger Sub” has the meaning set forth in the introductory paragraph of this Agreement.
“Moral Rights” means any right to claim authorship to or to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right, such as recognition of authorship or access to work, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”
“Negotiation Period” has the meaning set forth in Section 1.10(c) of this Agreement.
“Net Working Capital” means as of 11:59 p.m. on the day prior to the Closing Date, the (a) the sum of the current assets of the Acquired Entities (calculated on a net basis, i.e., after taking into account items, including, but not limited to, allowances for doubtful accounts and accumulated depreciation and amortization, and excluding, for the avoidance of doubt, unbilled accounts receivable and excluding deposits whose collection is overdue by more than 120 days), less (b) an amount equal to the Adjusted Liabilities. The amount calculated pursuant to clause “(a)” in the preceding sentence shall not include any Closing Cash, Restricted Cash or any Tax assets. The Net Working Capital shall be calculated in a manner consistent with the sample calculation as of August 31, 2020 attached hereto as Schedule A-1, which sample shall include the individual components and line items used to calculate such sample.
“Net Working Capital Adjustment Amount” means the amount (if any) by which the Net Working Capital is less than or greater than the Net Working Capital Target by an amount in excess of the Collar Amount (for the sake of clarity, (a) if the Net Working Capital is less than the Net Working Capital Target by more than the Collar Amount, the Net Working Capital Adjustment shall be a negative number, and (b) if the Net Working Capital is greater than the Net Working Capital Target by more than the Collar Amount, the Net Working Capital Adjustment shall be a positive number). For the avoidance of doubt, if the Net Working Capital is equal to the Net Working Capital Target or greater than or less than the Net Working Capital Target by an amount that is not in excess of the Collar Amount, the Net Capital Adjustment Amount shall be zero.
“Net Working Capital Target” means the sum of (a) 1,515,587 plus (b) the amount of the Adjusted Liabilities.
“New Restricted Stock Units” means restricted stock units of the Company granted under the New Stock Plan.
“Non-Competition Agreement” has the meaning set forth in the recitals to this Agreement.
“Non-Continuing Employee” has the meaning set forth in Section 4.9 of this Agreement.
“Non-Continuing Employee Compensation” has the meaning set forth in Section 4.9 of this Agreement.

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“Non-Dissenting Stockholder” means each stockholder of the Company (i) that does not perfect such stockholder’s appraisal rights under the DGCL and is otherwise entitled to receive consideration pursuant to Section 1.5 of this Agreement and (ii) that has delivered to the Payment Agent a duly completed Letter of Transmittal.
“Non-Employee Option” means each Company Option that was granted to a holder who was never an employee of an Acquired Entity for applicable employment Tax purposes, and in respect of which no Acquired Entity has any employment Tax withholding obligations.
“Non-Escrowed Holdback Amount” has the meaning set forth in Section 1.5(a)(ii) of this Agreement.
“Non-U.S. Continuing Employee” has the meaning set forth in Section 4.9 of this Agreement.
“OFAC” has the meaning set forth in Section 2.23 of this Agreement.
“Open Source Code” means any Computer Software that is distributed under “open source” or “free software” terms or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such Computer Software, including any Computer Software distributed under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any Computer Software distributed with any license term or condition that: (a) requires or could require, or conditions or could condition, the use or distribution of such Computer Software on the disclosure, licensing, or distribution of any Source Code for any portion of such Computer Software or any derivative work of such Computer Software; or (b) otherwise imposes or could impose any limitation, restriction, or condition on the right or ability of the licensee of such software to use or distribute such Computer Software or any derivative work of such Computer Software.
“Option Conversion Agreement” means the Option Conversion Agreement attached hereto as Exhibit E.
“Order” means any order, writ, injunction, judgment, decree, ruling or award of any arbitrator or any court or other Governmental Body.
“Ordinary Commercial Agreements” has the meaning set forth in Section 2.14(f) of this Agreement.
“Outstanding Capital Stock” means each share of Company Preferred Stock and Company Common Stock issued and outstanding immediately prior to the Effective Time.
“Outstanding In-the-Money Unvested Option” has the meaning set forth in Section 1.6(b)(i) of this Agreement.
“Outstanding In-the-Money Vested Option” has the meaning set forth in Section 1.6(a)(i) of this Agreement.
“Outstanding Warrant” has the meaning set forth in Section 1.6(d) of this Agreement.
“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

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“Parent Common Stock” means the shares of common stock, par value of $0.0001 per share, of Parent.
“Parent Cure Period” has the meaning set forth in Section 9.1(e) of this Agreement.
“Parent Indemnitees” means the following Persons: (a) Parent; (b) Parent’s current Affiliates (including Merger Sub and, following the Merger, the Surviving Corporation); (c) the respective employees, directors and officers of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above; provided, however, that none of the Effective Time Holders and holders of Outstanding In-the-Money Unvested Options shall be deemed to be “Parent Indemnitees.”
“Patents” means patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examination applications), patent or invention disclosures, registrations, applications for registrations and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing.
“Payment Agent” has the meaning set forth in Section 1.8(a) of this Agreement.
“Payment Agent Agreement” means that certain Payments Administration Agreement between Parent, the Payment Agent and the Securityholders’ Agent.
“Payment Conditions” has the meaning set forth in Section 10.5(i)(i) of this Agreement.
“Payment Fund” has the meaning set forth in Section 1.8(a) of this Agreement.
“Per Share Amount” has the meaning set forth in Section 1.5(b)(vii) of this Agreement.
“Permitted Encumbrances” has the meaning set forth in Section 2.21(e) of this Agreement.
“Person” means any individual, Entity or Governmental Body.
“Personal Data” means any information or data within the scope of or regulated by Information Privacy and Security Laws and (a) that identifies or is reasonably capable of being associated with an identified or identifiable natural person, including a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, social security number, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, any persistent identifier that can be used to recognize a user over time and across different websites, health information, biometric data, passport number, or customer or account number, user id, or (b) any information which is classified or defined as “personal data,” “protected personal information,” “personal information,” “personally identifiable information” (or other similar term) under any applicable law or regulation.
“Post-Closing Tax Period” means (a) any taxable period beginning after the Closing Date, and (b) the portion of any Straddle Period beginning on the day immediately following the Closing Date.

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“Pre-Closing Period” has the meaning set forth in Section 4.1 of this Agreement.
“Pre-Closing Tax Period” means (a) any taxable period ending on or before the Closing Date, and (b) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on and including the Closing Date.
“Pre-Closing Taxes” means (a) all Taxes of any Effective Time Holder resulting from the transactions contemplated by this Agreement, (b) all Taxes of the Acquired Entities attributable to any Pre-Closing Tax Period (determined in accordance with Section 6.7 in the case of any Straddle Period, and including, for the avoidance of doubt, Deferred Payroll Taxes and any Taxes imposed pursuant to Sections 951 or 951A of the Code with respect to income earned by the Foreign Subsidiary in any Pre-Closing Tax Period); (c) all Taxes of any member of an Affiliated Group of which any Acquired Entity (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. Legal Requirements, (d) any and all Taxes of any Person (other than an Acquired Entity) imposed on an Acquired Entity as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing; (e) any Transaction Payroll Taxes and the portion of any Transfer Taxes required to be borne by the Effective Time Holders under Section 6.1).
“Pro Rata Share” has the meaning set forth in Section 1.5(b)(viii) of this Agreement.
“Process” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.
“Properties” means the leasehold properties held or occupied by any of the Acquired Entities.
“PTO Balance” has the meaning set forth in Section 4.9 of this Agreement.
“Purchase Price” has the meaning set forth in Section 1.5(b)(ix) of this Agreement.
“Purchase Price Excess Amount” “has the meaning set forth in Section 1.10(e) of this Agreement.
“Registered IP” means all Intellectual Property Rights that are registered, filed, issued or granted under the authority of, with or by, any Governmental Body (or other registrar in the case of Domain Names), including all Patents, registered copyrights, registered trademarks, and all applications for any of the foregoing.
“Related Party” means (a) each stockholder who holds more than 1% of an Acquired Entity; (b) each individual who is, or who has at any time since inception been, an officer or member of the board of directors or managers (or similar body) of any of the Acquired Entities; (c) each member of the immediate family of each of the individuals referred to in clauses “(a),” and “(b)” above; and (d) any trust or other Entity (other than the Company) in which any one of the Persons referred to in clauses “(a),” “(b)” or “(c)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.
“Representative Losses” has the meaning set forth in Section 11.1(f) of this Agreement.
“Representatives” means officers, employees, agents, attorneys, accountants, advisors, representatives and any member of the board of directors or managers (or similar body) of a Person.

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“Required Merger Stockholder Votes” has the meaning set forth in Section 2.25 of this Agreement.
“Resolution Period” has the meaning set forth in Section 10.5(e) of this Agreement.
“Response Notice” has the meaning set forth in Section 10.5(b) of this Agreement.
“Restricted Cash” means: (a) the amount of all restricted cash, cash in reserve or escrow accounts, all un-cleared checks or withdrawals of the Acquired Entities outstanding and (b) the amount of all cash and cash equivalents of the Acquired Entities in excess of $300,000 that is held in jurisdictions outside the United States.
“Retained Escrow Amount” has the meaning set forth in Section 10.5(g) of this Agreement.
“Retention Pool” has the meaning set forth in Section 4.10 of this Agreement.
“Review Period” has the meaning set forth in Section 1.10(c) of this Agreement.
“Section 280G” has the meaning set forth in Section 5.2(b) of this Agreement.
“Securityholders’ Agent” has the meaning set forth in Section 11.1(a) of this Agreement.
“Securityholders’ Agent Expense Fund” has the meaning set forth in Section 11.1(e) of this Agreement.
“Securityholders’ Agent Expense Fund Amount” has the meaning set forth in Section 11.1(e) of this Agreement.
“Securityholders’ Agent Expense Fund Balance” has the meaning set forth in Section 11.1(e) of this Agreement.
“Securityholders’ Agent Expense Fund Contribution Amount” has the meaning set forth in Section 1.5(b)(ix) of this Agreement.
“Shrink-Wrap Code” means generally commercially available Computer Software (other than development tools and development environments and Open Source Code) made available for an average cost of not more $75,000 in the aggregate for all users and work stations that is used by any of the Acquired Entities but that is not (i) distributed by any Acquired Entity, (ii) incorporated into any Acquired Entity Product.
“Source Code” means, collectively, Computer Software source code, data and data mining structure, build scripts, test scripts or algorithms, which may be printed out or displayed in human readable form.
“Specified Accounting Principles” means accounting principles and policies consistent with the Company’s past practices.
“Stipulated Amount” has the meaning set forth in Section 10.5(e) of this Agreement.

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An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.
“Surviving Corporation” has the meaning set forth in Section 1.1 of this Agreement.
“Tax” (and, with correlative meaning, “Taxes”) includes (a) any federal, state, local, foreign, supra-governmental or supranational net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, employee contribution, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever and denominated by any name whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Body and (b) any liability for the payment of amounts determined by reference to amounts described in clause “(a)” as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax allocation, Tax indemnity or Tax sharing agreement), as a result of being a transferee or successor, or otherwise.
“Tax Return” means any return (including any information return, claim for refund, tax credit, incentive or benefit, or amended return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax (including any attached schedule) or in connection with the administration, implementation or enforcement of or compliance with any applicable Legal Requirement relating to any Tax.
“Trade Secrets” means trade secrets, confidential information, proprietary information and data, including all Source Code, documentation, know how, processes, technology, formulae, customer lists, business and marketing plans, inventions (whether or not patentable) and marketing information, in each case, to the extent protectable under applicable trade secret law.
“Transaction Payroll Taxes” means the employer portion of any employment, social security, payroll or similar Taxes with respect to bonuses, severance or other compensatory payments made in connection with the transactions contemplated by this Agreement that accrue on or prior to the Closing Date (including the cash-out, vesting, settlement or exercise of restricted stock, restricted stock units, or options), but only to the extent the deduction for such payments accrues for federal income Tax purposes on or prior to the Closing Date, and whether paid at, prior to, or following the Closing Date, and whether payable by Parent, an Acquired Entity, or any of their respective Affiliates; provided that Transaction Payroll Taxes shall not include any such Taxes associated with the post-closing cash-out, vesting, settlement, or exercise of New Restricted Stock Units or Assumed Options.
“Unaudited Interim Balance Sheet” has the meaning set forth in Section 2.4(a) of this Agreement.

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“Underwater Vested Option” has the meaning set forth in Section 1.6(a)(i) of this Agreement.
“User Data” means any Personal Data or other data or information collected by or on behalf of any Acquired Entity or its clients from users of any Acquired Entity Website or any Acquired Entity Software.
“Vested Option” has the meaning set forth in Section 1.6(a)(i) of this Agreement.
“Waived Section 280G Payments” has the meaning set forth in Section 5.2(b) of this Agreement.
“WARN Act” has the meaning set forth in Section 2.15(k) of this Agreement.
“Warrant Surrender Agreement” means that Warrant Surrender Agreement, in the form of Exhibit G, delivered by each holder of the Outstanding Warrant.

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EXHIBIT B

FORM OF JOINDER AND SUPPORT AGREEMENT

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EXHIBIT C

FORM OF NON-COMPETITION AGREEMENT

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EXHIBIT D

FORM OF HOLDBACK AGREEMENT

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EXHIBIT E

OPTION CONVERSION AGREEMENT

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EXHIBIT F

FORM OF ESCROW AGREEMENT

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EXHIBIT G

FORM OF WARRANT SURRENDER AGREEMENT

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EXHIBIT H

FORM OF LETTER OF TRANSMITTAL

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EXHIBIT I

PERSONS WHOSE KNOWLEDGE IS IMPUTED TO THE COMPANY

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EXHIBIT J

FORM OF NEW STOCK PLAN